United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Ponta da Madeira maritime terminal, Brazil

Financial Statements

December 31, 2024

(A free translation of the original in Portuguese)

VALE

2

(A free translation of the original in Portuguese)

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Shareholders

Vale S.A.

Opinion

We have audited the accompanying parent company financial statements of Vale S.A. (the "Company"), which comprise the statement of financial position as at December 31, 2024 and the income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Vale S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated statement of financial position as at December 31, 2024 and the consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and of the Company and its subsidiaries as at December 31, 2024, and the financial performance and the cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)) (currently described as "IFRS Accounting Standards" by the IFRS Foundation).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

3

Vale S.A

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provisions for de-characterization of dam structures (Note 28(a))

Due to the Brumadinho dam failure, the Company has been working on the de-characterization of tailings dams built using the upstream method located in Brazil. The provision balance for the de-characterization of dams as of December 31, 2024 is R$ 13,706 million.

The measurement of the provision for de-characterization of dams involves critical estimates and assumptions applied by management, as well as a high degree of complexity in the determination of engineering solutions. These structures are at different maturity stages of engineering project, some of them still in the engineering conceptual phase.

The measurement of the provision takes into account the evaluation of several significant assumptions, such as: (i) volume of the waste to be removed, based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update.

Additionally, for the purpose of measuring the provision, the Company relies on internal and external engineering and geology specialists, who work on certain aspects of the de-characterization process that are relevant for the determination and confirmation of significant solutions and assumptions, as well as for the estimate of future costs.

Due to the uncertainties involved in the measurement of this provision, the amounts recognized and disclosed as of December 31, 2024, must be reassessed on an ongoing basis and could be materially changed in future periods as new facts and circumstances become known.

Due to these aspects, this matter remains an area of focus in our audit.

Our audit procedures included, among others, updating our understanding and evaluating the significant internal controls established by the Company's management related to the measurement, recognition, and monitoring of the provision for the de-characterization of dams and the corresponding disclosures in the financial statements.

With the support of our engineering specialists, we discussed with management the technical engineering rationale and main assumptions used in the most relevant de-characterization projects, aiming to evaluate the reasonableness of the future cost estimates made by the Company's management.

Also, with the support of our specialists, we evaluated the competence, ability, and objectivity of the engineering and geology specialists engaged by management to support certain relevant aspects of the de-characterization process.

We obtained, on a sample basis, the supporting documentation of the costs incurred, and we evaluated the reasonableness of the calculation models, and the significant assumptions used in the engineering projects and technical alternatives, with the involvement of our engineering specialists.

As a result of the procedures performed, we consider that the criteria and assumptions adopted by the Company's management for the purpose of calculating and accounting for these provisions are reasonable and consistent with the information obtained during our work and with the disclosures made in the financial statements.

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Vale S.A

Tax litigation (Note 29) and uncertain tax positions (Note 9(e))

The Company and its subsidiaries have significant matters of various tax natures (excluding income taxes) under discussion at different levels, for which a provision for tax matters, for which the risk of loss was estimated as probable, was recognized. The balance as of December 31, 2024, totaled R$ 1,245 million. Tax contingencies, with risks of losses estimated by management as possible, for which no provision was recorded but disclosed in the financial statements, totaled R$ 37,122 million (Note 29).

Additionally, the Company adopts certain uncertain tax positions in the measurement of income tax (“IRPJ”) and social contribution on net income (“CSLL”), for which the final determination will depend on decisions from the tax authorities. As of December 31, 2024, the liability for IRPJ and CSLL related to uncertain tax positions, for which management estimates it is not probable that the tax authorities will accept the adopted tax treatment, totals R$ 952 million. The tax position estimated by management to be probable that the tax authorities will accept the uncertain treatments totaled 52,981 million, as disclosed in the financial statements (Note 9(e)).

The determination of the amounts recorded as a provision for tax contingencies and the liability for IRPJ and CSLL mentioned above, as well as the amounts disclosed as contingent liabilities (possible loss) and uncertain tax positions, depends on critical estimates and judgments by management regarding the timing, likelihood of loss, likelihood of acceptance by the tax authorities, and amounts.

Furthermore, considering the magnitude of the amounts involved, potential changes in judgments, estimates, or assumptions that influence the determination of the likelihood of loss and the amounts involved could have significant impacts on the Company's financial statements.

In view of the above, this matter was maintained as an area of focus in our audit.

Our audit procedures included, among others, the understanding and testing of the relevant internal controls related to tax contingencies and uncertain tax positions, as well as evaluating the relevant information technology systems that support these controls.

Based on the list provided by management, we obtained confirmation from all legal advisors, both internal and external, responsible for the Company's tax cases. Additionally, with the support of our tax specialists, we conducted audit procedures on a sample basis regarding the amounts and forecasts used by the Company's management to define the accounting treatment in the financial statements.

Furthermore, for certain tax proceedings and uncertain IRPJ and CSLL tax positions of greater relevance, we accessed the opinions of other legal advisors to assess the reasonableness of the forecasts made by management, as well as to evaluate the arguments adopted and other past court decisions used by the Company.

We consider that the criteria and assumptions adopted by management for determining the tax provisions and liabilities for uncertain IRPJ and CSLL tax positions, as well as the disclosures presented in the financial statements, are consistent with the information obtained during our work.

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Vale S.A

Liabilities related to associates and joint ventures (Note 27)

In November 2015, the Fundão tailings dam ("Fundão Dam") of Samarco Mineração S.A. ("Samarco"), a joint venture between Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB"), collapsed. Since the incident, the Company and BHPB have assumed subsidiary responsibility, each holding fifty percent, for the obligations not financially fulfilled by Samarco itself, the primary responsible party. In October 2024, Vale, Samarco, and BHPB, together with the Federal Government of Brazil, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecution Offices, Public Defenders, and other entities, signed a definitive and substantial agreement regarding claims related to the collapse of the Fundão Dam ("Definitive Agreement").

As of December 31, 2024, the Company reviewed the estimates used to measure and recognize the provision related to the collapse of the Fundão Dam, considering the terms of the Definitive Agreement. Consequently, the Company recognized an additional provision amounting to R$ 5,299 million, totaling R$ 22,682 million.

The aforementioned provision requires the use of assumptions and estimates that may significantly change its value due to: (i) the scope and costs to complete the commitments assumed in the context of the Definitive Agreement; (ii) the extent to which Samarco will be able to directly fulfill the agreed future obligations; (iii) the resolution of existing and potential future legal claims; and (iv) the updates to the discount rates.

Considering the magnitude of the amounts involved, potential changes in estimates may have relevant impacts on the Company's financial statements, and the actual expenses may differ from the amounts provisioned when the obligations are settled.

Due to these aspects, this matter was maintained as one of the focus areas in our audit.

Our audit procedures included, among others, updating our understanding and evaluating the relevant internal controls established by the Company's management related to the measurement, recognition, and monitoring of the provision related to the collapse of the Fundão Dam and corresponding disclosures in the financial statements.

We obtained confirmation and legal positions from the Company’s advisors involved in the related lawsuits, in addition to discussing the matter with the Company's executive management.

We evaluated the information contained in the Definitive Agreement, which resulted in the additional provision amount recognized in the current year. Additionally, we assessed the reasonableness of the calculation models, the data used, the discount rate applied, and other assumptions and estimates used to measure the provision, with the involvement of our internal specialists. These procedures included sensitivity analysis of the main assumptions used and the potential impacts of possible changes on the provision amount.

As a result of the procedures performed, we consider that the models, data, and assumptions adopted by the Company's management for the calculation and recognition of the provision are reasonable and consistent with the information obtained during our work and with the disclosures made in the financial statements.

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Vale S.A

Impairment of goodwill and other long lived non-financial assets (Note 20)

For the year ended December 31, 2024, the Company performed the impairment test of goodwill based on expected future profitability, as well as of non-financial assets for which indications of impairment were identified.

For non-financial assets impairment tests purposes, the Company determined recoverable amounts for each Cash-Generating Unit ('CGU') to which goodwill was allocated. Additionally, the Company conducted impairment tests at the asset levels, primarily related to the nickel operations in Thompson and Newfoundland and Labrador, Canada. The recoverable amounts were measured at fair value less costs of disposal. As a result of the procedures adopted, the Company recognized a loss of R$ 13,471 million on December 31, 2024.

For the purpose of determining the recoverable amount of these non-financial assets, the Company prepares estimated future cash flows based on budgets approved by the Company's Board of Directors and projected internal and external information, which are sensitive to significant assumptions. Adverse economic conditions may cause these assumptions to differ significantly from those projected by the Company, with a consequent material impact on the financial statements.

Therefore, due to these aspects, this matter was considered a key focus area in our audit.

 Our audit procedures included, among others, the evaluation of the design and testing of relevant internal controls related to the measurement of the recoverable amount of non-financial assets.

We compared the information used in the impairment tests, when applicable, with the Budget Plan approved by the Company's Board of Directors and tested the mathematical accuracy of the calculations, as well as discussed the main assumptions used in the cash flow projections.

We also evaluated, with the support of our asset valuation experts, the reasonableness of the calculation models and the significant assumptions used by the Company, and conducted sensitivity tests on these assumptions.

Finally, we reviewed the disclosures made in the explanatory notes.

As a result of the audit procedures performed, we consider that the measurement model and the assumptions adopted by the Company's management to measure the recoverable amounts of non-financial assets, for impairment testing purposes, are consistent with the information obtained during our work, as well as the respective disclosures in the financial statements.

Other matters

Value Added Statement

The parent company and consolidated Value Added Statements for the year ended December 31, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS Accounting Standards purposes, were submitted to audit procedures performed in conjunction with the audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Value Added Statements have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

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Vale S.A

Other information accompanying the parent company and consolidated financial statements and the auditor's report

The Company's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Company and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

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Vale S.A

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries, as a whole, to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 19, 2025

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

9

Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2024	2023	2022	2024	2023
Continuing operations
Net operating revenue	5(b)	206,005	208,066	226,508	139,860	135,434
Cost of goods sold and services rendered	6(a)	(131,318)	(120,016)	(124,195)	(67,152)	(63,738)
Gross profit		74,687	88,050	102,313	72,708	71,696

Operating expenses
Selling and administrative	6(b)	(3,397)	(2,758)	(2,658)	(1,569)	(1,542)
Research and development		(4,307)	(3,598)	(3,411)	(2,353)	(1,735)
Pre-operating and operational stoppage	28	(2,189)	(2,249)	(2,466)	(1,957)	(2,158)
Equity results and others results from subsidiaries	16	-	-	-	(586)	10,410
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net	18, 19 and 20	510	(1,317)	3,833	441	(1,195)
Other operating revenues (expenses), net	6(c)	(8,275)	(7,422)	(8,901)	(6,865)	(6,938)
Operating income		57,029	70,706	88,710	59,819	68,538

Financial income	7	2,281	2,159	2,685	1,083	979
Financial expenses	7	(7,968)	(7,276)	(6,156)	(8,145)	(8,946)
Other financial items, net	7	(15,548)	(4,601)	14,849	(11,598)	(4,123)
Equity results and other results in associates and joint ventures	16 and 27	(1,570)	(5,434)	1,616	(1,570)	(5,434)
Income before income taxes		34,224	55,554	101,704	39,589	51,014

Income taxes	9(a)	(3,793)	(15,000)	(15,185)	(7,997)	(11,074)

Net income from continuing operations		30,431	40,554	86,519	31,592	39,940
(Loss) net income from continuing operations attributable to noncontrolling interests		(1,161)	614	413	-	-
Net income from continuing operations attributable to Vale S.A.'s shareholders		31,592	39,940	86,106	31,592	39,940

Discontinued operations
Net income from discontinued operations attributable to Vale S.A.'s shareholders	17(l)	-	-	9,818	-	-

Net income		30,431	40,554	96,337	31,592	39,940
(Loss) net income attributable to noncontrolling interests		(1,161)	614	413	-	-
Net income attributable to Vale S.A.'s shareholders		31,592	39,940	95,924	31,592	39,940

Earnings per share from continuing operations	10
Basic earnings per share (R$)		7.39	9.15	18.57	7.39	9.15
Diluted earnings per share (R$)		7.38	9.15	18.57	7.38	9.15

Basic earnings per share	10
Basic earnings per share (R$)		7.39	9.15	20.67	7.39	9.15
Diluted earnings per share (R$)		7.38	9.15	20.67	7.38	9.15

The accompanying notes are an integral part of these consolidated financial statements.

10

Statement of Comprehensive Income

In millions of Brazilian reais

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2024	2023	2022	2024	2023
Net income		30,431	40,554	96,337	31,592	39,940
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		583	(331)	1,380	301	(195)
Equity interests measured at fair value through other comprehensive income		-	63	-	-	63
Equity interests in other comprehensive income of subsidiaries		-	-	-	282	(136)
		583	(268)	1,380	583	(268)

Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		14,786	(2,794)	(7,696)	12,814	(2,243)
Net investment hedge	21(a.iv)	(2,750)	683	447	(2,750)	683
Cash flow hedge	21(a.iv)	-	(88)	50	-	21
Equity interests in other comprehensive income of subsidiaries		-	-		-	(109)
Reclassification of cumulative translation adjustment to income statement (ii)	17(b) and 17(d)	(6,145)	-	(23,690)	(6,145)	-
		5,891	(2,199)	(30,889)	3,919	(1,648)
Comprehensive income		36,905	38,087	66,828	36,094	38,024

Comprehensive income attributable to noncontrolling interests		811	63	383
Comprehensive income attributable to Vale S.A.'s shareholders		36,094	38,024	66,445

(i) Includes the effect of variation in the exchange rates used by the Company to convert the financial information of subsidiaries operating in an international economic environment, with a currency different from the functional currency of Vale S.A. (notes 2d and 16).

(ii) For the year ended December 31, 2024, mainly related to the effect of the reclassification of cumulative translation adjustments to the consolidated income statement, as a consequence of the divestiture and loss of control over of Vale Oman Distribution Center and PT Vale Indonesia Tbk in the amounts of R$620 (US$112 million) and R$5,728 (US$1,063 million), respectively (notes 17b and 17d).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 9.

The accompanying notes are an integral part of these consolidated financial statements.

11

Statement of Cash Flows

In millions of Brazilian reais

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2024	2023	2022	2024	2023
Cash flow from operations	11(a)	74,022	86,220	95,793	71,272	74,490
Interest on loans and borrowings paid	11(c)	(4,710)	(3,695)	(4,067)	(6,138)	(6,208)
Cash received (paid) on settlement of derivatives, net	21	(34)	2,798	(425)	(18)	2,256
Payments related to Brumadinho event	26	(4,934)	(6,597)	(5,604)	(4,934)	(6,597)
Payments related to de-characterization of dams	28	(2,876)	(2,275)	(1,806)	(2,876)	(2,275)
Interest on participative shareholders' debentures paid	23	(1,293)	(1,172)	(1,835)	(1,293)	(1,172)
Income taxes (including settlement programs) paid		(9,976)	(9,374)	(24,068)	(8,491)	(8,094)
Net cash generated by operating activities from continuing operations		50,199	65,905	57,988	47,522	52,400
Net cash generated by operating activities from discontinued operations	17(l)	-	-	213	-	-
Net cash generated by operating activities		50,199	65,905	58,201	47,522	52,400

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(35,098)	(29,446)	(28,184)	(24,123)	(19,899)
Payments related to the Samarco dam failure	27	(4,651)	(2,728)	(1,777)	(4,651)	(2,728)
Advanced payment related to renegotiation of railway concession contracts	15	(4,000)	-	-	(4,000)	-
Cash received (paid) from disposal and acquisition of investments, net	11(b)	13,966	(697)	3,014	(2,918)	(697)
Dividends received from associates and joint ventures		446	1,010	1,154	3,691	1,901
Short-term investment		(533)	613	1,309	101	(129)
Other investing activities, net		(911)	(177)	842	(928)	(1,184)
Net cash used in investing activities from continuing operations		(30,781)	(31,425)	(23,642)	(32,828)	(22,736)
Net cash used in investing activities from discontinued operations	17(l)	-	-	(534)	-	-
Net cash used in investing activities		(30,781)	(31,425)	(24,176)	(32,828)	(22,736)

Cash flow from financing activities:
Loans and borrowings from third parties	11(c)	26,701	9,585	6,764	13,694	2,308
Payments of loans and borrowings to third parties	11(c)	(14,344)	(3,215)	(11,764)	(1,264)	(458)
Payments of leasing	25	(1,108)	(1,159)	(1,154)	(382)	(443)
Dividends and interest on capital paid to Vale’s shareholders	31(e)	(20,662)	(27,759)	(34,092)	(20,662)	(27,759)
Dividends and interest on capital paid to noncontrolling interest		(1)	(208)	(65)	-	-
Shares buyback program	31(c)	(2,054)	(13,593)	(30,640)	(1,204)	(7,015)
Acquisition of additional stake in VOPC	17(g)	-	(653)	-	-	-
Net cash used in financing activities from continuing operations		(11,468)	(37,002)	(70,951)	(9,818)	(33,367)
Net cash used in financing activities from discontinued operations	17(l)	-	-	(54)	-	-
Net cash used in financing activities		(11,468)	(37,002)	(71,005)	(9,818)	(33,367)

Net increase (decrease) in cash and cash equivalents		7,950	(2,522)	(36,980)	4,876	(3,703)
Cash and cash equivalents in the beginning of the year		17,474	24,711	65,409	4,193	7,896
Effect of exchange rate changes on cash and cash equivalents		4,829	(1,314)	(3,657)	-	-
Effect of transfer PTVI to non-current assets held for sale	17(d)	-	(3,401)	-	-	-
Cash and cash equivalents from subsidiaries acquired and sold, net		418	-	(61)	15	-
Cash and cash equivalents at end of the year		30,671	17,474	24,711	9,084	4,193

The accompanying notes are an integral part of these consolidated financial statements.

12

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	22	30,671	17,474	9,084	4,193
Short-term investments	22	331	250	12	14
Accounts receivable	12	14,600	20,317	28,663	37,114
Other financial assets	15	331	1,311	194	1,107
Inventories	13	28,513	22,679	7,975	8,097
Recoverable taxes	9(f)	6,811	4,355	4,933	3,377
Judicial deposits	29(c)	-	2,956	-	2,956
Other		2,219	2,146	2,005	4,398
		83,476	71,488	52,866	61,256
Non-current assets held for sale	17(d)	-	19,041
		83,476	90,529	52,866	61,256
Non-current assets
Judicial deposits	29(c)	3,326	3,861	3,208	3,532
Other financial assets	15	506	2,874	179	2,697
Recoverable taxes	9(f)	8,030	6,652	5,580	4,574
Deferred income taxes	9(b)	51,050	46,307	43,241	42,268
Other		9,080	6,089	4,997	3,678
		71,992	65,783	57,205	56,749
Investments	16	28,158	9,061	152,740	123,846
Intangibles	18	65,105	56,309	41,693	40,366
Property, plant, and equipment	19	247,594	234,302	150,812	141,409
		412,849	365,455	402,450	362,370
Total assets		496,325	455,984	455,316	423,626

Liabilities
Current liabilities
Suppliers and contractors	14	26,217	25,523	15,286	15,983
Loans and borrowings	24	6,316	3,986	819	3,374
Leases	25	907	954	367	406
Other financial liabilities	15	9,555	8,113	22,144	21,802
Taxes payable	9(f)	3,559	6,361	1,948	5,615
Settlement programs ("REFIS")	9(d)	2,184	2,071	2,184	2,071
Liabilities related to Brumadinho	26	4,420	5,119	4,420	5,119
Liabilities related to associates and joint ventures	27	11,421	4,050	11,421	4,050
De-characterization of dams and asset retirement obligations	28	5,160	5,011	4,451	4,516
Provisions for litigation	29	736	554	736	554
Employee benefits	30	6,266	4,665	3,925	3,367
Dividends payable		2,046	-	2,046	-
Other		2,268	1,827	2,718	2,513
		81,055	68,234	72,465	69,370
Liabilities associated with non-current assets held for sale	17(d)	-	2,714
		81,055	70,948	72,465	69,370
Non-current liabilities
Loans and borrowings	24	85,282	56,389	30,164	13,016
Leases	25	3,507	6,075	956	1,024
Participative shareholders' debentures	23	13,727	13,912	13,727	13,912
Other financial liabilities	15	14,533	16,332	73,152	65,803
Settlement programs ("REFIS")	9(b)	6,234	8,343	6,234	8,343
Deferred income taxes	9(d)	2,757	4,210	-	-
Liabilities related to Brumadinho	26	7,778	9,695	7,778	9,695
Liabilities related to associates and joint ventures	27	11,261	17,381	11,261	17,381
De-characterization of dams and asset retirement obligations	28	30,529	32,409	18,870	22,375
Provisions for litigation	29	5,536	4,283	5,088	3,871
Employee benefits	30	6,925	6,688	2,205	2,620
Streaming transactions	8	11,651	9,499	-	-
Other		1,830	1,495	6,644	5,251
		201,550	186,711	176,079	163,291
Total liabilities		282,605	257,659	248,544	232,661

Equity	31
Equity attributable to Vale S.A.'s shareholders		206,772	190,965	206,772	190,965
Equity attributable to noncontrolling interests		6,948	7,360	-	-
Total equity		213,720	198,325	206,772	190,965
Total liabilities and equity		496,325	455,984	455,316	423,626

The accompanying notes are an integral part of these financial statements.

13

Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Consolidated equity
Balance as of December 31, 2021		77,300	3,634	87,621	(29,189)	(6,899)	59,936	-	192,403	4,655	197,058
Net income		-	-	-	-	-	-	95,924	95,924	413	96,337
Other comprehensive income		-	-	-	-	1,541	(31,020)	-	(29,479)	(30)	(29,509)
Dividends and interest on capital of Vale S.A.'s shareholders	31(d)	-	-	(17,849)	-	-	-	(23,428)	(41,277)	-	(41,277)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(36)	(36)
Transaction with noncontrolling interests	17(l)	-	-	-	-	-	-	-	-	2,780	2,780
Appropriation to undistributed retained earnings		-	-	72,496	-	-	-	(72,496)	-	-	-
Shares buyback program	31(c)	-	-	-	(30,640)	-	-	-	(30,640)	-	(30,640)
Share-based payment program	30(b)	-	-	-	-	82	-	-	82	-	82
Treasury shares used and canceled	31(b)	-	-	(34,055)	34,154	-	-	-	99	-	99
Balance as of December 31, 2022		77,300	3,634	108,213	(25,675)	(5,276)	28,916	-	187,112	7,782	194,894
Net income		-	-	-	-	-	-	39,940	39,940	614	40,554
Other comprehensive income		-	-	-	-	(420)	(1,496)	-	(1,916)	(551)	(2,467)
Dividends and interest on capital of Vale S.A.’s shareholders	31(d)	-	-	(2,265)	-	-	-	(18,310)	(20,575)	-	(20,575)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(187)	(187)
Transaction with noncontrolling interests	17(g)	-	-	-	-	15	-	-	15	(298)	(283)
Appropriation to undistributed retained earnings		-	-	21,630	-	-	-	(21,630)	-	-	-
Shares buyback program	31(c)	-	-	-	(13,593)	-	-	-	(13,593)	-	(13,593)
Share-based payment program	30(b)	-	-	-	132	(150)	-	-	(18)	-	(18)
Treasury shares used and canceled	31(b)	-	-	(21,397)	21,397	-	-	-	-	-	-
Balance as of December 31, 2023		77,300	3,634	106,181	(17,739)	(5,831)	27,420	-	190,965	7,360	198,325
Net income		-	-	-	-	-	-	31,592	31,592	(1,161)	30,431
Other comprehensive income		-	-	-	-	756	3,746	-	4,502	1,972	6,474
Dividends and interest on capital of Vale S.A.'s shareholders	31(d)	-	-	(11,722)	-	-	-	(11,162)	(22,884)	-	(22,884)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(1)	(1)
Transaction with noncontrolling interests (i)	17(d) and 17(e)	-	-	-	-	4,593	-	-	4,593	(1,222)	3,371
Appropriation to undistributed retained earnings		-	-	20,430	-	-	-	(20,430)	-	-	-
Shares buyback program	31(c)	-	-	-	(2,054)	-	-	-	(2,054)	-	(2,054)
Share-based payment programs	30(b)	-	-	-	8	50	-	-	58	-	58
Balance as of December 31, 2024		77,300	3,634	114,889	(19,785)	(432)	31,166	-	206,772	6,948	213,720

(i) The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of R$9,050 (US$1,628 million) (note 17d) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of R$7,828 (US$1,514 million) (note 17e).

The accompanying notes are an integral part of these consolidated financial statements.

14

Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent Company
	Year ended December 31,
	2024	2023	2024	2023
Generation of value added
Gross revenue
Revenue from products and services	208,129	209,993	141,892	137,361
Revenue from the construction of own assets	7,808	7,981	6,857	6,871
Other revenues	1,470	2,687	1,308	2,065
Less:
Cost of products, goods and services sold	(40,846)	(42,578)	(25,040)	(27,511)
Material, energy, third-party services and other	(54,106)	(49,070)	(19,387)	(18,734)
Impairment reversal (impairment and disposals) of non-current assets, net	510	(1,317)	441	(1,195)
Expenses related to Brumadinho event	(2,670)	(4,598)	(2,670)	(4,598)
De-characterization of dams	1,141	(750)	1,141	(750)
Other costs and expenses	(19,636)	(14,528)	(11,964)	(9,044)
Gross value added	101,800	107,820	92,578	84,465
Depreciation, amortization and depletion	(16,525)	(15,300)	(10,075)	(9,015)
Net value added	85,275	92,520	82,503	75,450

Received from third parties
Equity results	(1,570)	(5,434)	(2,156)	4,976
Financial expenses	8,055	(204)	7,985	(1,632)
Total value added from continuing operations to be distributed	91,760	86,882	88,332	78,794
Value added from discontinued operations to be distributed	-	-	-	-
Total value added to be distributed	91,760	86,882	88,332	78,794

Personnel and charges
Direct compensation	10,808	7,079	5,580	3,727
Benefits	4,381	3,159	3,440	2,380
FGTS	513	504	459	442
Taxes and contributions
Federal taxes	10,276	20,864	14,114	16,805
State taxes	4,719	4,701	4,579	3,966
Municipal taxes	184	200	131	127
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	28,637	8,455	26,706	10,125
Leasing	1,811	1,366	1,731	1,282
Remuneration of own capital
Reinvested net income from continuing operations	31,592	39,940	31,592	39,940
Net income attributable to noncontrolling interest	(1,161)	614		-
Distributed value added from continuing operations	91,760	86,882	88,332	78,794
Distributed value added from discontinued operations	-	-	-	-
Distributed value added	91,760	86,882	88,332	78,794

The accompanying notes are an integral part of these financial statements.

15

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 31.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

Vale also holds investments in energy businesses to meet energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Solutions" and "Energy Transition Metals" (note 5).

Iron Solutions – Comprise iron ore extraction and iron ore pellets and briquettes production, as well as the North, South, and Southeast transportation corridors in Brazil, including railways, ports and terminals linked to mining operations.

•	Iron ore: Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes, a railway and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.

•	Iron ore pellets and other ferrous products: Currently, Vale has a diversified portfolio of agglomerates, which includes iron ore pellets and briquettes. Vale operates eight pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel: The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Brazil and nickel refining facilities in the United Kingdom and Japan. Vale also holds investments in nickel operations in Indonesia.

•	Copper: In Brazil, Vale produces copper concentrates at Sossego and Salobo in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).

•	Cobalt, PGM, and other precious metals: The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

16

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

2. Basis of preparation of the financial statements

The consolidated and individual financial statements of the Company ("financial statements") have been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), currently referred to by the IFRS Foundation as "IFRS® Accounting Standards", including the interpretations issued by IFRS Interpretations Committee (IFRIC® Interpretations) or by its predecessor body, Standing Interpretations Committee (SIC® Interpretations), and in accordance with the accounting practices adopted in Brazil, issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM").

The financial statements have been prepared on a historical cost basis and adjusted to reflect: (i) the fair value of certain financial assets and liabilities (including derivative instruments), as well as pension plans assets and (ii) assets impairment, when applicable. Noncurrent assets held for sale are measured at the lesser of carrying value and fair value less costs of sale.

All material information in the financial statements, and only this information, is being disclosed and corresponds to that used by the Company's Management.

These financial statements were authorized for issue by the Board of Directors on February 19, 2025.

a) New and amended standards

Amendments to IAS 7/CPC 03 (R2) - Statement of Cash Flows and IFRS 7/CPC 40 (R1) - Financial Instruments: Disclosures

In May 2023, the International Accounting Standards Board (“IASB”) amended the standards IAS 7/CPC 03 (R2) - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, to establish new disclosure requirements on supplier finance arrangements. The amendments are effective for annual periods beginning on or after January 1, 2024, and, therefore, the Company started to apply these amendments from these financial statements, as shown in note 14.

Amendments to IAS 1/CPC 26 (R1) – Non-current liabilities with covenants

In October 2022, the IASB amended the standard IAS 1/CPC 26 (R1) – Presentation of Financial Statements, to improve the disclosure requirements related to long-term debt subject to compliance with covenants. The amendments are effective for January 1, 2024, and, therefore, the Company started to apply these amendments from these financial statements, as shown in note 24(c).

IFRIC Agenda Decision on IFRS 8/CPC 22 - Operating Segments

In July 2024, the IASB published a agenda decision on IFRS 8/CPC 22 – Information by segment, clarifying the requirements on the disclosure of specific items of income and expenses by operating segment. As a result of this agenda decision, the Company added the disclosure of the cost of goods sold and services provided by operating segment in note 5 of these financial statements, including the disclosure of the comparative information.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which replaces IAS 1 –Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of income statement, requires disclosure of ‘management-defined performance measures’ and includes new requirements for aggregation and disaggregation of financial information of the primary financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027, and the Company is currently assessing the potential impacts arising from the standard.

Amendments to IFRS 9/CPC 48 - Financial Instruments and IFRS 7/CPC 40 (R1) - Financial Instruments: Disclosure

In December 2024, the IASB amended IFRS 9/CPC 48 – Financial Instruments and IFRS 7/CPC 40 (R1) – Financial Instruments: Disclosure to clarify and provide additional guidance, including new disclosures requirements, related to certain power purchase agreements. These amendments will be effective for annual reporting periods beginning on or after January 1, 2026, and the Company does not expect material impacts on financial statements.

17

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

OCPC Technical Guidance 10 - Carbon Credits (tCO2e), Emission Allowances and Decarbonization Credits (CBIO)

In October 2024, the CPC issued Technical Guidance OCPC 10 – Carbon Credits (tCO2e), Emission Allowances and Decarbonization Credits (CBIO), which deals with the basic requirements for recognition, measurement and disclosure, as well as associated liabilities. OCPC 10 is effective for periods beginning on or after January 1, 2025 and the Company does not expect material changes in its accounting policies as a result of such technical guidance.

Other recently issued or amended accounting standards

Certain other new accounting standards, amendments and interpretations have been published recently, however, have not materially impacted these financial statements. The Company did not early adopt any standards and does not expect that other standards already issued and not yet mandatory will have a material impact in future reporting periods.

b)       Statement of Value Added

Brazilian corporate law requires publicly-held companies to prepare the Statement of Value Added ("DVA") and its disclosure as an integral part of the set of financial statements. This statement was prepared in accordance with CPC 09 – Statement of Value Added. IFRS do not require the presentation of this statement and, therefore, the DVA is presented as supplementary information, without prejudice to the set of financial statements.

(c) Principles of consolidation

The Company's financial statements reflect the assets, liabilities and transactions of the Parent Company and its direct and indirect subsidiaries (“subsidiaries”). Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including associates and joint ventures, and the financial policies applied in preparing the consolidated financial projections are described in note 16.

d) Functional currency and presentation currency

The financial statements of the Company and its subsidiaries, associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these financial statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The income statement and cash flows statements of the Parent Company and its investees which have a functional currency other than US$ are translated into US$ at the average monthly exchange rate, the assets and liabilities are translated at the final rate and the other equity items are translated at the historical rate. All monetary exchange differences are recognized in comprehensive income as “Translation adjustments”.

When a foreign operation is totally or partially disposed, the monetary exchange differences that were recorded in the equity are recognized in the income statement for the year, see accounting policy in note 16 of these financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

	Closing rate			Average rate
	2024	2023	2022	2024	2023	2022
US Dollar ("US$")	6.1923	4.8413	5.2177	5.3920	4.9954	5.1655
Canadian dollar ("CAD")	4.3047	3.6522	3.8550	3.9342	3.7026	3.9705
Euro ("EUR")	6.4363	5.3516	5.5694	5.8340	5.4023	5.4420

18

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Critical accounting estimates and judgments

The preparation of financial statements requires the use of critical accounting estimates and Management also needs to exercise judgement in applying the Company’s accounting policies.

The Company makes estimates about the future based on assumptions. Accounting estimates and judgments are continually evaluated and are based on management's experience and knowledge, information available at the date of the financial statements and other factors, including expectations of future events that are considered reasonable under the circumstances. Accounting estimates, by definition, will seldom equal the actual results.

The areas involving significant estimates or judgements or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions are presented in the following notes:

Note	Significant estimates and judgments
9	Deferred income taxes and uncertain tax positions
15	Liabilities related to the concession grant
16	Consolidation
19	Mineral reserves and mines useful life
20	Impairment of non-current assets
21	Fair values estimate
26	Liabilities related to Brumadinho
27	Liabilities related to associates and joint ventures
28	Provision for de-characterization of dam structures and asset retirement obligations
29	Litigation
30	Employee post-retirement obligation

e) Material accounting policies

The material accounting policies applied in the preparation of these financial statements have been included in the respective notes and are consistent in all years presented.

3. Significant events and transactions related to 2024 financial statements

•	Remuneration to shareholders – During 2024, the Company approved dividends and interest on capital to its shareholders in the amount of R$22,884 (US$4,360 million). On February 19, 2025 (subsequent event), the Board of Directors approved remuneration to shareholders in the total amount of R$9,143 (US$1,596 million). Further details are presented in note 31(e) of these financial statements.

•	Impairment on assets related to nickel – The Company identified impairment triggers related to its nickel operations in Thompson and Newfoundland and Labrador, both located in Canada. Therefore, Vale carried out an impairment test on these assets and recognized impairment losses of R$11,858 (US$1,945 million) in the income statement for the year ended December 31, 2024, as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 20(a) of these financial statements.

•	Renegotiation of railway concession contracts – In December 2024, the general basis for the renegotiation of the concession contracts for the Carajás Railway and the Vitória a Minas railway were agreed between Vale, the Brazilian National Land Transportation Agency and the Brazilian Federal Government. The renegotiation will be performed under the terms of the concession contracts, which remain in force, aiming to promote their modernization and updating. As a result, Vale recorded an addition of R$1,559 (US$256 million) in the liability associated with the railway concessions and paid R$4 billion (US$656 million) in advance. Further details are presented in note 15(a) of these financial statements.

•	Purchase of a minority stake in Anglo American Minério de Ferro Brasil S.A. (“Anglo American”) – In December 2024, the Company completed the purchase of a 15% stake in Anglo American, of which the acquisition cost is substantially composed by the contribution of Serra da Serpentina assets to Anglo American, whose value was estimated at R$4.573 (US$750 million), in addition to a disbursement of R$181 (US$30 million). As a result, Anglo American became an associate and Vale recognized a gain of R$3.815 (US$626 million) in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 17(a) of these financial statements.

19

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

•	Definitive Settlement related to the Samarco Mineração S.A. (“Samarco”) dam failure – In October 2024, Vale, Samarco and BHP Billiton Brasil Ltda., together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities, signed a definitive agreement on claims related to the collapse of the Samarco dam, which was ratified in November 2024. As a result, Vale recognized an additional provision of R$5,299 (US$956 million), recorded in the income statement as “Equity results and other results in associates and joint ventures”. Further details are presented in note 27 of these financial statements.

•	Debentures public offering – In October 2024, the Company issued debentures of R$6 billion (US$1 billion) with maturities in 10, 12, and 15 years. Further details are presented in note 11(d) of these financial statements.

•	Divestment in Vale Oman Distribution Center (“VODC”) – In September 2024, the Company completed the sale of 50% equity interest in VODC to AP Oryx Holdings LLC, for R$3,325 (US$600 million). As a result, VODC became a joint venture, and Vale recognized a gain of R$6,776 (US$1,222 million) in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 17(b) of these financial statements.

•	Acquisition of Aliança Geração de Energia S.A. (“Aliança Energia”) – In August 2024, the Company completed the acquisition of the entire stake held by Cemig Geração e Transmissão S.A. in Aliança Energia, for R$2,737 (US$493 million). As a result, Vale holds 100% of the shareholding and consolidates Aliança Energia. Further details are presented in note 17(c) of these financial statements.

•	Bond issuance and repurchase – In June 2024, Vale issued bonds of R$5,389 (US$1 billion), maturing in 2054 with a coupon of 6.40% per year. In July 2024, this amount was substantially used to redeem bonds maturing in 2026, 2036, and 2039, in the total amount of R$5,251 (US$970 million). As a result of the repurchase, the Company paid a premium of R$275 (US$50 million), which was recorded in the income statement as “Financial expenses”. Further details are presented in note 11(c) of these financial statements.

•	Divestment in PT Vale Indonesia (PTVI) – In June 2024, the Company, together with Sumitomo Metal Mining Co. Ltd. and PT Mineral Industri Indonesia (“MIND ID”), completed the divestment transaction of PTVI. As a result, Vale received R$862 (US$155 million) and lost control over PTVI, which resulted in a gain of R$5,710 (US$1,059 million) recorded in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. Further details are presented in note 17(d) of these financial statements.

•	Strategic partnership in the Energy Transition Metals business – In April 2024, the Company completed the transaction in which Manara Minerals acquired a 10% stake in Vale Base Metals Limited, which is the holding company for the Energy Transition Metals business, for R$12,697 (US$2,455 million). As a result, Vale recognized a gain of R$4,593 (US$895 million) in equity as “Transactions with noncontrolling shareholders”. Further details are presented in note 17(e) of these financial statements.

20

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4. Climate-related financial information

Climate strategy

The Company has been integrating climate strategy into its business through a comprehensive approach, based on systematic planning and execution, prioritizing risk management and leveraging opportunities, as well as based on purpose to establish a social, economic and environmental legacy.

The announced investments and the Company's strategy with climate-related changes, initiatives were evaluated in the context of critical accounting estimates and judgments. Future changes in this strategy or in the global scenario may affect the Company's main estimates and may result in material impacts on the Company's results and balances of assets and liabilities in subsequent fiscal years.

Sphere of influence	Decarbonization targets	Description	Potential Impacts on Financial Statements
Operations	• Reduce absolute Scope 1 and 2 emissions by 33% by 2030. • Achieve net-zero Scope 1 and 2 emissions by 2050.

Investment in solutions that increase the energy efficiency of processes and solutions that replace fossil energy raw materials with renewable sources or those with lower greenhouse gas (“GHG”) emission intensity of Scope 1.

•  Investments in affiliates and joint ventures

•  Value chain operational costs and expenses to support decarbonization

•  Impairment and asset useful lives

•  Property, plant and equipaments

•  Intangibles

Investment in solutions for the consumption of electricity from renewable sources, aiming to reduce Scope 2 GHG emissions.

•  Commitments related to electricity from renewable sources supply contracts

•  Property, plant and equipaments

•  Value chain operational costs and expenses to support decarbonization

•  Lease of properties linked to the generation of electricity from renewable sources

•  Financial Instruments

Value Chain	• Reduce net Scope 3 emissions by 15% by 2035. • Contribute to the International Maritime Organization's ("IMO") 2023 strategy to achieve net-zero greenhouse gas emissions by or around 2050.	Limited use of high-integrity carbon credits for eventual offsetting of Scope 3 GHG emissions.	• Intangible • Retirement expense from the credit of • carbon • Investments in subsidiaries, affiliates and joint ventures • Provisions
		Investment in solutions and technologies to reduce greenhouse gas emissions from international shipping.	• Research and development expenses for navigation solution • Value chain operational costs and expenses to support decarbonization

The Company evaluated its decarbonization targets by analyzing the criteria for recognition of provision according to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. There is no provision as of December 31, 2024 because the target does not represent a present obligation for the Company.

Impact of transition risks related to climate change on the Company's assets

In the development of the strategic plan, the Company qualitatively evaluates scenarios related to climate change and defines the base case to guide the positioning of its business, as well as test resilience against other exploratory scenarios. The Company's approach to climate change is shaped by an analysis of global megatrends through a scenario-building tool. These scenarios offer insights associated to global temperatures increasing into the future of mining, that influence commodity price forecasts, capital allocation, portfolio decisions, and business strategies.

In this context, the Company observes the persistence of the characteristic cycles of the mining industry over the coming decades, driven by an energy transition that occurs asynchronously and unevenly between different sectors and regions. Vale carried out an analysis of the resilience of its portfolio in the face of climate change scenarios, based on the scenarios of the International Energy Agency.

21

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The potential financial impacts of climate change and the transition to a low-carbon economy were considered in the evaluation of the Company's critical accounting estimates, including impairment indicators, such as possible reductions in demand for commodities due to changes in policies, regulatory environment (including carbon pricing mechanisms), legal, technological, market or reputational changes.

The Company did not identify any impairment of assets due to this topic. However, given the complexity of modeling, identifying additional risks and planning and executing actions in response to the identified risks, transition risks may result in material impacts on the Company's income and balance of assets and liabilities in subsequent fiscal years.

Impacts of physical risks related to climate change on the book values of assets

The Company's operations are also exposed to events resulting from climate change. Therefore, the Company is currently assessing the potential impacts of physical risks related to climate change in the models used in the asset impairment test, such as potential operational disruptions caused by increased frequency and/or severity of extreme and chronic weather events resulting from long-term changes in weather patterns.

The Company did not identify any impairment of assets in the financial statements of 2024 due to the physical risks considered in the valuation. However, due to the complexity of physical risk modeling, the continuous evolution of the ongoing nature of the Company's physical risk assessment process, the identification of additional risks may result in material impacts on the Company's income and balance of assets and liabilities in subsequent fiscal years.

Carbon pricing in Strategic Planning

Carbon pricing is one of the main strategic tools used by the Company for decision-making, allowing it to assess the global and geographically dispersed distribution of operating and customer markets. Incorporated into the cycle of scenario analysis and strategic planning, carbon pricing makes it possible to assess the financial impacts on business value over time. In the 2024 cycle, three main effects were analyzed: (i) the direct costs avoided through decarbonization, (ii) the net capital expenditures and operational expenses impacts associated with the Scope 1 and 2 reduction targets for 2030, and (iii) the potential increase in demand for agglomerated iron ore products, such as pellets and briquettes, driven by emission limit regulations and the search for lower-emission raw materials in the steel industry.

Carbon prices are integrated into the Marginal Abatement Cost Curve (MACC) as a shadow price, used for prioritization of investments and analysis of the net present value of projects. This approach ensures that the costs and risks associated with climate change are incorporated into the capital allocation and decarbonization strategy.

Decarbonization initiatives

The Company, in line with its strategy to decarbonization in its value chain, allocates resources to projects to reduce greenhouse gas emissions and meet climate goals. These efforts include technological upgrades, modification of production processes, as well as strategic partnerships.

Below are the main projects related to Vale's strategy to promote economic development in line with environmental preservation and sustainability, followed by financial effects.

Production of Iron Ore Briquette: In 2023, the first briquette plant was inaugurated at the Tubarão Complex, in Vitória, Espírito Santo. Iron ore briquette is one of the strategies implemented by the Company to increase the exploration of high-quality ores and offer new products in line with the demands for decarbonization of the steel industry. Currently, Vale has two iron ore briquette plants in the Tubarão Complex. The two briquette plants come from the conversion of pelletizing plants. As of December 31, 2024, the Company had a balance of R$1,589 (US$257 million) (2023: R$1,252 (.US$259 million)) in property, plant and equipment associated with the briquette plants.

Gelado Project: In March 2023, the Company started operations of the Gelado Project in Carajás (PA), which will produce pellet feed (iron ore for pelletizing) from the reuse of iron ore tailings, which have been deposited at the site for approximately four decades. In addition to destinate sustainably disposing of the tailings, the project will use 100% electric dredges to extract the material, avoiding greenhouse gas emissions. The final product is sent to the pelletizing plant in São Luiz (MA) due to the high quality of the pellets manufactured on site, steel customers are able to reduce their carbon emissions – compared to using lower quality products. As of December 31, 2024, the Company had a balance of R$1,906 (US$308 million) (2023: R$1,888 (US$390 million)) in fixed assets related to the Gelado Project.

22

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Sustainable sand: In October 2022, the Company created the company Co-log logística de coprodutos S.A ("Agera") to develop and expand its Sustainable Sand business. Agera receives the sand produced from the treatment of tailings generated by Vale's iron ore operations and promotes its commercialization and distribution. The new company also invests in research and development of new solutions for the product. In the year ended December 31, 2024, the Company recognized R$4 (US$1 million) (2023: R$4 (US$1 million) and 2022: R$0 (US$0 million)) in income statement as research and development expenses.

Purchase of electricity from renewable sources: The Company also has Power Purchase Agreements ("PPAs") with suppliers of electricity based on renewable sources, which enables the reduction of scope 2 emissions. These contracts have been entered into and continue to be held for their own use purposes and are therefore outside the scope of IFRS 9 - Financial Instruments. PPAs are treated as executory contracts, and expenditures are recorded as incurred.

Vale Ventures: The Company announced the creation of a Corporate Venture Capital operation ("Vale Ventures"), whose objective is to invest in sustainable mining initiatives. The Company's objective is to acquire minority stakes in startups focused on initiatives for decarbonization in the mining chain, zero-waste mining, energy transition metals and other technologies.

As of December 31, 2024, the Company has investments totaling R$319 (US$52 million) (2023: R$208 (US$43 million)). These investments include minority stakes in transformational biology startup Allonnia LLC, Boston Electrometallurgical Company Electrified Thermal Solutions and Mantel Capture, Inc, as well as investments in venture capital funds Evok Fund II Limited Partnership and Cathay Innovation Global Fund III (“Cathay Innovation”).

Acquisition of carbon credits

One of the pillars to achieve the Vale decarbonization goals is the limited use of high-integrity carbon credits, following principles such as additionality, permanence, transparency, and contribution to sustainable development. The use of carbon credits will be a maximum of 20% of the absolute reduction in scope 3 emissions by 2035, equivalent to 17 MtCO₂e.

Vale and Algar Group Agreement: To encourage the voluntary carbon credit market, Vale and the Algar Group signed an agreement to purchase high-integrity forest carbon credits by 2030, equivalent to the protection of approximately 85 thousand hectares of forest. Each unit of carbon credit corresponds to one ton of carbon dioxide equivalent (CO2) that is no longer emitted into the atmosphere in the case of this forest protection project.

Casa dos Ventos Partnership: Vale and Casa dos Ventos developed a carbon project called Folha Larga Sul de Energia Renováveis. The project consists of the implementation and operation of wind farms in the state of Bahia that will reduce greenhouse gas emissions, avoiding the generation of electricity from fossil fuel sources.

For each carbon credit transaction, Vale identifies its business model for subsequent classification, recognition and measurement of its asset. Carbon credits are recorded in intangible assets and measured at cost according to IAS 38 – Intangible Assets. Carbon credits intended for resale are recorded in the inventory and measured at fair value less the costs of sale according to IAS 2 - Inventories. The Company also evaluates whether there are derivatives embedded in the contracts for the purchase and sale of carbon credits in accordance with IFRS 9 – Financial Instruments.

Carbon pricing mechanism

The Company has operations from Energy Transition Metals segment in Canada, which are exposed to greenhouse has emissions regulations. In the year ended December 31, 2024, the Company recorded carbon tax expenses in the amount of R$57 (US$11 million) (2023: R$12 (US$2 million) and 2022: R$3 (US$1 million)).

Climate-related executive compensation

Executives’ long-term remuneration targets are made up of performance conditions based on climate-related indicators, with 10% of the targets linked to the reduction of greenhouse gas emissions and 5% linked to Vale's performance in the Corporate Sustainability Assessment (“CSA”), used to select companies for the Dow Jones Sustainability Index (“DJSI”), note (30).

23

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5. Information by business segment and geographic area

In 2024, consistently with the reports analyzed by the executive committee and Board of Directors, the Company changed its adjusted EBITDA definition to include the “EBITDA from associates and joint ventures”, which is a measure of their “equity results” (note 15) excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) (impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net.

Therefore, the Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) (Impairment) reversal of impairment and gains (losses) on disposal of non-current assets, net and other. The comparative information in these financial statements was revised to reflect this change in the adjusted EBITDA definition.

Additionally, as a result of the reorganization of assets and the governance established for the Energy Transition Metals segment, due to the sale of noncontrolling interest in this segment (note 17e), the “Other” segment was reorganized for a better allocation of direct effects on the Iron Ore Solutions and Energy Transition Metals businesses. These effects were allocated to each segment starting from the year ended December 31, 2024.

Segment	Main activities
Iron Solutions	Comprise the extraction and production of iron ore, iron ore pellets, briquettes, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal - discontinued operation (note 17l)	Comprise the extraction and production of metallurgical and thermal coal and its logistic related services.
Other	Includes corporate expenses not allocated to the operating segment, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and decharacterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Consolidated
		Year ended December 31,
	Notes	2024	2023 (revised)	2022 (revised)
Iron ore		62,868	75,558	82,374
Iron ore pellets		17,050	15,658	19,367
Other ferrous products and services		1,726	2,345	2,109
Iron Solutions		81,644	93,561	103,850

Nickel		616	4,299	9,876
Copper		8,321	5,475	2,990
Other energy transition metals		(1,008)	59
Energy Transition Metals		7,929	9,833	12,866

Other (i)		(9,452)	(10,800)	(11,454)

Adjusted EBITDA from continuing operations		80,121	92,594	105,262

Depreciation, depletion and amortization		(16,525)	(15,300)	(16,386)
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net and other (ii)	17 and 20	(1,473)	(2,390)	3,833
EBITDA from associates and joint ventures		(5,094)	(4,198)	(3,999)
Operating income		57,029	70,706	88,710

Equity results and other results in associates and joint ventures	16	(1,570)	(5,434)	1,616
Financial results, net	7	(21,235)	(9,718)	11,378
Income before income taxes from continuing operations		34,224	55,554	101,704

(i) Includes R$818 (US$145 million) related to expenses of Vale Base Metals Limited that were not allocated to the operating segment for the year ended December 31, 2024.

(ii) Includes an adjustment of R$1,983 (US$356 million) for the year ended December 31, 2024 (2023: R$1,073 (US$216 million)), to reflect the performance of streaming transactions at market prices.

24

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Consolidated
		Year ended December 31,
	Notes	2024	2023	2022
Adjusted EBITDA from discontinued operations (coal)		-	-	874

(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net		-	-	(2,867)
Operating loss	17(l)	-	-	(1,993)

Financial results, net		-	-	14,603
Derecognition of noncontrolling interest		-	-	(2,783)
Net income from discontinued operations (coal)	17(l)	-	-	9,827

b) Net operating revenue by shipment destination

	Consolidated
	Year ended December 31, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	98,553	-	-	98,553	2,359	3,920	368	6,647	105,200
Japan	12,863	1,495	9	14,367	1,924	-	175	2,099	16,466
Asia, except Japan and China	11,001	2,074	63	13,138	2,084	421	-	2,505	15,643
Brazil	5,810	9,116	3,821	18,747	275	-	111	386	19,133
United States of America	154	913	1	1,068	4,641	-	104	4,745	5,813
Americas, except United States and Brazil	-	2,380	3	2,383	2,288	479	-	2,767	5,150
Germany	1,704	1,020	-	2,724	2,184	3,090	2	5,276	8,000
Europe, except Germany	4,217	799	1	5,017	3,963	7,321	-	11,284	16,301
Middle East, Africa, and Oceania	33	14,101	-	14,134	165	-	-	165	14,299
Net operating revenue	134,335	31,898	3,898	170,131	19,883	15,231	760	35,874	206,005

	Consolidated
	Year ended December 31, 2023
	Iron Solutions				Energy Transition Metals			Other	Net operating revenue
	Iron ore	Iron ore pellets	Other ferrous products and services	Total	Nickel and other products	Copper	Total
China (i)	104,582	12	-	104,594	3,431	2,250	5,681	-	110,275
Japan	11,738	1,383	4	13,125	2,916	-	2,916	-	16,041
Asia, except Japan and China	8,399	2,011	53	10,463	2,311	524	2,835	-	13,298
Brazil	6,848	8,410	2,498	17,756	318	-	318	677	18,751
United States of America	-	1,309	-	1,309	6,818	-	6,818	-	8,127
Americas, except United States and Brazil	5	2,000	7	2,012	2,288	198	2,486	-	4,498
Germany	1,226	285	6	1,517	2,318	2,960	5,278	-	6,795
Europe, except Germany	5,208	1,885	-	7,093	5,436	5,903	11,339	-	18,432
Middle East, Africa, and Oceania	-	11,676	-	11,676	173	-	173	-	11,849
Net operating revenue	138,006	28,971	2,568	169,545	26,009	11,835	37,844	677	208,066

25

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Year ended December 31, 2022
	Iron Solutions				Energy Transition Metals			Other	Net operating revenue
	Iron ore	Iron ore pellets	Other ferrous products and services	Total	Nickel and other products	Copper	Total
China (i)	108,806	209	28	109,043	8,445	651	9,096	-	118,139
Japan	13,212	1,072	3	14,287	3,929	23	3,952	-	18,239
Asia, except Japan and China	8,010	2,009	65	10,084	2,039	532	2,571	225	12,880
Brazil	6,701	10,271	2,302	19,274	310	-	310	1,683	21,267
United States of America	-	1,121	-	1,121	7,347	-	7,347	3	8,471
Americas, except United States and Brazil	-	2,436	27	2,463	3,081	-	3,081	625	6,169
Germany	1,827	85	-	1,912	3,114	2,883	5,997	-	7,909
Europe, except Germany	7,158	1,643	-	8,801	5,824	5,146	10,970	-	19,771
Middle East, Africa, and Oceania	-	13,405	-	13,405	137	-	137	121	13,663
Net operating revenue	145,714	32,251	2,425	180,390	34,226	9,235	43,461	2,657	226,508

(i) Includes operating revenue of China Mainland in the amount of R$100,765 (US$18,556 million) (2023: R$107,122 (US$21,577 million) and 2022: R$114,960 (US$22,203 million)) and Taiwan in the amount of R$4.435 (US$819 million) (2023: R$3.153 (US$633 million) and 2022: R$3.179 (US$621 million)).

In 2024 and 2022, no customer individually represented 10% or more of the Company's revenue. In 2023, the revenue from a single customer from the Iron Solutions segment totaled R$20,881 (US$4,239 million), individually representing 10% of the Company's total revenue.

c) Cost of goods sold and services rendered

	Year ended December 31,
	2024	2023	2022
Iron ore	69,523	61,446	61,650
Iron ore pellets	15,755	13,779	13,837
Other ferrous products and services	3,010	1,669	1,723
Iron Solutions	88,288	76,894	77,210

Nickel	18,537	20,849	23,559
Copper	7,976	6,766	5,421
Other energy transition metals	828	-	-
Energy Transition Metals	27,341	27,615	28,980

Other (i)	-	974	2,252

	115,629	105,483	108,442
Depreciation, depletion and amortization	15,689	14,533	15,753
Cost of goods sold and services rendered	131,318	120,016	124,195

(i) It includes costs of the Midwestern system (note 17i) and the discontinued operation of coal (note 17l).

d) Assets by geographic area

	Consolidated
	December 31, 2024				December 31, 2023
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	12,670	54,781	177,757	245,208	9,061	47,551	163,485	220,097
Canada	-	10,315	58,533	68,848	-	8,751	57,563	66,314
Americas, except Brazil and Canada	-	-	21	21	-	-	22	22
Indonesia	11,676	-	376	12,052	-	-	285	285
China	-	3	25	28	-	4	71	75
Asia, except Indonesia and China	-	2	4,046	4,048	-	-	3,539	3,539
Europe	-	1	3,647	3,648	-	1	3,281	3,282
Oman	3,812	3	3,189	7,004	-	2	6,056	6,058
Total	28,158	65,105	247,594	340,857	9,061	56,309	234,302	299,672

26

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

Revenue from sales - Revenue from sales is recognized when control of a good or service is transferred to a customer. Given the diverse shipping terms associated with Vale's sales, revenue may be recognized at various stages: (i) when the product is available at the loading port, (ii) upon loading onto the ship, (iii) at the port of discharge, or (iv) at the customer's warehouse.

A substantial portion of Vale's sales operates under Cost and Freight ("CFR") and Cost, Insurance, and Freight ("CIF") Incoterms. In these instances, where the Company provides shipping services after the transfer of control, such services are treated as a distinct performance obligation. A portion of the transaction price is allocated and recognized over time as the shipping services are rendered.

Typically, contract payment terms involve upfront payments or the utilization of letters of credit. These terms generally do not have a significant financing component. Occasionally, sale prices are provisionally set at the sale date, with subsequent adjustments based on market fluctuations or contractual terms until the final pricing date.

Revenue recognition is based on the estimated fair value of the total consideration receivable. The provisional pricing mechanism embedded in these sales arrangements is deemed to have the characteristics of a derivative. Consequently, the fair value of the final sale price adjustment is continuously reassessed, and any changes are recognized as operational revenue in the income statement.

6. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated			Parent Company
				Year ended December 31,
	2024	2023	2022	2024	2023
Freight	25,832	21,116	24,494	237	220
Services	24,362	20,569	18,691	14,382	13,025
Depreciation, depletion and amortization	15,689	14,533	15,753	9,441	8,356
Materials	14,907	13,615	11,662	9,373	8,768
Personnel	14,600	14,626	13,857	9,461	9,786
Acquisition of products	10,745	11,252	13,247	6,134	6,559
Fuel oil and gas	7,523	8,120	8,446	5,760	5,336
Royalties	6,932	6,397	6,576	6,607	6,187
Energy	3,514	3,893	3,709	2,334	2,262
Others	7,214	5,895	7,760	3,423	3,239
Total	131,318	120,016	124,195	67,152	63,738

b)       Selling and administrative expenses

	Consolidated			Parent Company
			Year ended December 31,
	2024	2023	2022	2024	2023
Personnel	1,460	1,216	1,186	730	729
Services	869	770	737	403	372
Depreciation and amortization	307	235	211	141	172
Advertisement	116	128	114	112	122
Other	645	409	410	183	147
Total	3,397	2,758	2,658	1,569	1,542

27

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)       Other operating revenues (expenses), net

		Consolidated			Parent Company
					Year ended December 31,
	Notes	2024	2023	2022	2024	2023
Expenses related to Brumadinho event	26	(2,670)	(4,598)	(5,581)	(2,670)	(4,598)
Reversal (increase) in provisions related to de-characterization of dam and asset decommissioning obligation	28	931	(1,124)	(663)	1,058	(1,083)
Provision for litigations	29	(1,681)	(1,138)	(793)	(1,648)	(1,092)
Profit sharing program		(997)	(742)	(677)	(701)	(584)
Expenses related with socio-environmental commitments		(2,108)	(895)	(925)	(2,105)	(878)
Other		(1,750)	1,075	(262)	(799)	1,297
Total		(8,275)	(7,422)	(8,901)	(6,865)	(6,938)

7. Financial results

		Consolidated			Parent Company
				Year ended December 31,
	Notes	2024	2023	2022	2024	2023
Financial income
Short-term investments		1,776	1,547	2,272	1,048	928
Other		505	612	413	35	51
		2,281	2,159	2,685	1,083	979
Financial expenses
Loans and borrowings interest	11(c)	(4,293)	(3,622)	(2,918)	(5,814)	(6,229)
Bond premium repurchase	11(c)	(275)	(106)	(568)	-	-
Interest on supplier finance arrangements	14	(865)	(1,009)	(265)	(501)	(631)
Interest on REFIS		(488)	(737)	(788)	(494)	(737)
Interest on lease liabilities	25	(258)	(310)	(325)	(55)	(61)
Other		(1,789)	(1,492)	(1,292)	(1,281)	(1,288)
		(7,968)	(7,276)	(6,156)	(8,145)	(8,946)
Other financial items, net
Foreign exchange and indexation gains (losses), net		(7,702)	(8,185)	(5,217)	(3,755)	(7,693)
Participative shareholders' debentures	23	(1,048)	(871)	3,285	(1,048)	(871)
Financial guarantees	33(b)	-	-	2,488	-	-
Derivative financial instruments, net	21	(6,798)	4,455	6,018	(6,795)	4,441
Reclassification of cumulative translation adjustments to the income statement	16(a) and 17	-	-	8,275	-	-
		(15,548)	(4,601)	14,849	(11,598)	(4,123)
Total		(21,235)	(9,718)	11,378	(18,660)	(12,090)

Accounting policy

Transactions in foreign currencies are translated into the functional currency using the exchange rate effective on the date of the transaction. The foreign exchange gains and losses resulting from the translation at the exchange rates prevailing at the end of the year are recognized in the income statement as “financial income or expense”. The exceptions are transactions related to qualifying net investment hedges, cash flow hedge or items that are attributable to the net investment in a foreign operation, for which gains, and losses are recognized as a component of other comprehensive income.

The accounting policies related to the other items of the financial result are shown in the notes, “16. Investments in subsidiaries, associates, and joint ventures”, “23. Participative shareholders’ debentures”, “24. Loans, borrowing, cash and cash equivalents and short-term investments” and “25. Leases”.

28

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

8. Streaming transactions

a) Statement of Financial Position

	Consolidado
	December 31, 2024			December 31, 2023
	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Gold streaming	841	8,932	9,773	329	7,364	7,693
Cobalt streaming	135	2,719	2,854	107	2,135	2,242
Total contract liabilities	976	11,651	12,627	436	9,499	9,934

b) Effects on the income statement

	Consolidated
	Year ended December 31,
	2024	2023	2022
Cobalt streaming	102	70	252
Gold streaming	658	669	192
Fixed revenue - Contract liabilities realized	760	739	444

Cobalt streaming	22	15	55
Gold streaming	550	465	382
Variable revenue - Additional payments received	572	480	437

Gold streaming

Vale have sold to Wheaton Precious Metals Corp. (“Wheaton”) an aggregate of (i) 75% of the by-product gold contained in concentrate from our Salobo copper mine, in Brazil, for the life of mine, and (ii) 70% of the by-product gold from our Sudbury nickel mines, in Canada, for 20 years. Regarding these streaming transactions:

Vale received upfront payments of (i) R$4 billion (US$1.9 billion) in 2013, (ii) R$2.8 billion (US$900 million) in 2015 and (iii) R$2.6 billion (US$800 million) in 2016. Vale also receives ongoing payments of the lesser of 400 United States dollars per ounce and the prevailing market price, for each ounce of gold that the Company deliver under the agreement.

As per the Salobo gold by-product stream purchase agreement, Vale was entitled to receive an additional cash payment if the Company expanded its capacity to process Salobo copper ores to certain level before 2036. In March 2023, Vale agreed with Wheaton to amend this agreement to adjust the additional cash payment terms. These conditions are linked to the “Salobo III” project, which is the brownfield expansion of Salobo through the increase in copper processing capacity.

In November 2023, the first phase of the Salobo III expansion project was completed and Vale received R$1,791 (US$370 million), which was recorded in the streaming liabilities. Additionally, Wheaton will be required to make annual payments between R$24.7 (US$5.1 million) and R$41.2 (US$8.5 million) from 2024 to 2034, as long as the Salobo complex continues to produce within certain copper grades.

Cobalt streaming

In June 2018, Vale sold to Wheaton and Cobalt 27 Capital Corp. (“Cobalt 27”) a combined 75% of the cobalt produced as a by-product at its Voisey’s Bay mine from January 1, 2021, with the amount of R$2.6 billion (US$690 million). Vale also receives additional payments of 20%, in average, of cobalt prices upon delivery. In February 2021, the stream originally sold to Cobalt 27 was assigned to Anglo Pacific Group.

29

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

The Company bifurcates both streaming transactions in two identifiable components: (i) the sale of the mineral rights and (ii) extraction services.

Sale of mineral rights - The amount allocated to this component is recognized as revenue in the income statement when the Company transfers ownership of the mineral rights to the counterparty. The cost related to the component sold is recognized in the income statement at the same moment.

Extraction services - The Company recognizes contract liabilities in the event it receives payments from customers before a sale meets criteria for revenue recognition. Proceeds received under the terms of the streaming transaction allocated to this component are accounted for as “streaming transactions” and included within liabilities.

Contract liability is initially recognized at fair value, net of transaction costs incurred, and is subsequently carried at amortized cost and updated using the effective interest rate method. Contract liability is released to the income statement based on the units of production, that is, revenue is calculated based on volume produced compared to the total proved and probable reserves of gold or cobalt, which are reviewed and remeasured annually.

9. Taxes

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

From 2024, the Company is already subject to OECD Pillar Two model rules in the Netherlands, Switzerland, Australia, United Kingdom, Japan, Luxembourg and Canada. In Brazil, Law No. 15,079/24 and Normative Instruction RFB No. 2,245/24 were published in December 2024 to align Brazilian tax legislation with the OECD’s GloBE rules with effects from January 1, 2025.

However, the Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, mainly due to the application of the simplifying rules (“Safe Harbor”) in the GloBE computation.

The Company applied the relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rule, according to IAS 12 – Income taxes.

30

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2024	2023	2022	2024	2023
Income before income taxes		34,224	55,554	101,704	39,589	51,014
Income taxes at statutory rate (34%)		(11,636)	(18,888)	(34,579)	(13,460)	(17,345)
Adjustments that affect the taxes basis:
Tax incentives		7,588	9,244	9,242	6,117	8,506
Provision related to Samarco	27(c)	(2,007)	(1,975)	-	(2,007)	(1,975)
Gain on divestment in VODC	17(b)	1,047	-	-	-	-
Gain on acquisition of Aliança Energia	17(c)	576	-	-	576	-
Gain on divestment in PTVI	17(d)	1,931	-	-	-	-
Equity results	16	548	423	431	348	4,067
Addition of tax loss carryforward		3,459	1,991	4,718	1,694	1,452
Unrecognized tax losses of the year		(692)	(569)	(197)	-	-
Reclassification of cumulative adjustments to the income statement		149	-	2,814	-	-
Effects on tax computation of foreign operations		(2,394)	(450)	(190)	(258)	(196)
Reversal of deferred income tax related to Renova Foundation	27(e)	-	(5,468)	-	-	(5,468)
Other		(2,362)	692	2,576	(1,007)	(115)
Income taxes		(3,793)	(15,000)	(15,185)	(7,997)	(11,074)
Current tax		(10,595)	(6,869)	(10,259)	(8,956)	(4,938)
Deferred tax		6,802	(8,131)	(4,926)	959	(6,136)
Income taxes		(3,793)	(15,000)	(15,185)	(7,997)	(11,074)

b) Deferred income tax assets and liabilities

Tax loss carryforward does not expire in the Brazilian jurisdiction and their compensation is limited to 30% of the taxable income for the year. The local profits of foreign subsidiaries are also taxed in Brazil and there is no restriction on their offset against tax losses generated previously by the foreign entity.

	Consolidated				Parent Company
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Year ended December 31,
	2024	2023	2024	2023	2024	2023	2024	2023
Taxes losses carryforward	34,159	27,614	-	-	25,400	23,706		-
Temporary differences:
Asset retirement obligations and other liabilities	17,517	20,164	(3,152)	(3,908)	13,643	16,431	(1,671)	(2,337)
Fair value of financial instruments	5,774	3,558	-	-	5,773	3,557	-	-
Employee post-retirement obligation	2,281	2,314	-	-	1,029	1,178	-	-
Provision for litigation	2,022	1,482	-	-	1,946	1,470	-	-
Fair value of property, plant and equipment and intangibles in business combination	-	-	(10,495)	(9,845)	-	-	-	-
Goodwill amortization	-	-	(2,860)	(2,782)	-	-	(2,860)	(2,782)
Other	3,047	3,500	-	-	-	1,045	(19)
	64,800	58,632	(16,507)	(16,535)	47,791	47,387	(4,550)	(5,119)

Financial position
Assets	51,050	46,307	-	-	43,241	42,268	-	-
Liabilities	-	-	(2,757)	(4,210)	-	-	-	-

31

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The following table shows the changes in deferred tax assets and liability:

	Consolidated			Parent Company
	Assets	Liabilities	Deferred taxes, net	Deferred taxes, net
Balance as of December 31, 2022	56,195	7,372	48,823	48,697
Taxes losses carryforward	(3,061)	-	(3,061)	1,453
Provision for asset retirement obligations and other liabilities	(5,524)	378	(5,902)	(7,050)
Fair value of financial instruments	(845)	-	(845)	(847)
Fair value of intangibles and property, plant and equipment in business combination	-	(323)	323	-
Other	1,354	-	1,354	308
Effect in income statement	(8,076)	55	(8,131)	(6,136)
Employee post-retirement obligation	165	-	165	99
Fair value of financial instruments	158	-	158	1
Other comprehensive income	323	-	323	100
Transfer between assets and liabilities	(1,794)	(1,794)	-	-
Translation adjustment	(341)	(392)	51	-
Incorporations, acquisitions, and divestments	-	-	-	(393)
Transfer to asset to held for sale	-	(1,031)	1,031
Balance as of December 31, 2023	46,307	4,210	42,097	42,268
Taxes losses carryforward	4,807	-	4,807	1,693
Provision for asset retirement obligations and other liabilities	(1,815)	115	(1,930)	(2,123)
Fair value of financial instruments	2,216	-	2,216	2,218
Fair value of intangibles and property, plant and equipment in business combination	-	(2,502)	2,502	-
Other	(793)	-	(793)	(829)
Effect in income statement	4,415	(2,387)	6,802	959
Employee post-retirement obligation	(130)	144	(274)	(157)
Fair value of financial instruments	(3)	-	(3)	(3)
Other comprehensive income	(133)	144	(277)	(160)
Transfer between assets and liabilities	(1,477)	(1,477)	-	-
Translation adjustment	1,959	555	1,404	174
Incorporations, acquisitions, and divestments (i)	(21)	1,712	(1,733)	-
Balance as of December 31, 2024	51,050	2,757	48,293	43,241

(i) Includes mainly the amount of R$1734 (US$312 million) related with the deferred income tax liability assumed due to the acquisition of Aliança Geração de Energia S.A. (note 17c).

c) Tax incentives

In Brazil, the Company has tax incentives to partially reduce the income tax generated by the operations conducted in the North region that includes iron ore and copper. The incentive is calculated based on the taxable income of the incentive activity (tax operating income) and considers the allocation of tax operating income into different incentives applicable to different tranches of production during specified periods for each product, usually 10 years.

In addition to these incentives, the income tax payable can be reduced by investing in the acquisition of new machinery and equipment, subject to subsequent approval by the Superintendence for the Development of the Amazon (“SUDAM”).

As determined by the Brazilian law, the tax savings obtained due to these incentives must be recorded in the retained earnings reserve in equity and cannot be distributed as dividends to shareholders.

The Company’s tax incentives are expected to expire substantially in 2033. The effects on the income statement are presented as “tax incentives” in item (a) of this note.

d)	Income taxes - Settlement programs (“REFIS”)

	Consolidated
	December 31, 2024	December 31, 2023
Current liabilities	2,184	2,071
Non-current liabilities	6,234	8,343
REFIS liabilities	8,418	10,414

SELIC rate	12.25%	11.75%

32

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 7).

e) Uncertain tax positions (“UTP”)

The Company is engaged in administrative and judicial discussions with tax authorities in Brazil in relation to certain tax positions adopted by the Company for calculating income tax and social contribution on net income. The final determination is uncertain and depends on factors not controlled by the Company, such as changes in case law and changes in tax laws and regulations. The tax positions adopted by Vale are supported by legal advisors and the Company is subject to the assessment of income tax by local tax authorities in a range up to 10 years depending on jurisdiction where the Company operates.

The amount under discussion with the tax authorities is R$40,466 (US$6,535 million) as of December 31, 2024 (2023: R$26,194 (US$5.408 million)), which includes the reduction of tax losses in the amount of R$3,693 (US$596 million) as of December 31, 2024 (2023: R$3,656 (US$754 million)) if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	December 31, 2024			December 31, 2023
	Assessed (i)	Not in dispute (ii)	Total	Assessed (i)	Not in dispute (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	20,974	9,958	30,932	10,383	14,571	24,954
Expenses of interest on capital	7,814	-	7,814	7,319	-	7,319
Proceeding related to income tax paid abroad	2,642	-	2,642	2,481	-	2,481
Goodwill amortization	4,603	386	4,989	2,934	922	3,856
Payments to Renova Foundation	1,865	2,171	4,036	807	2,597	3,404
Other	2,568	-	2,568	2,270	-	2,270
	40,466	12,515	52,981	26,194	18,090	44,284

UTPs recorded as part of the taxes payable liability on statement of financial position
Deduction of CSLL in Brazil	952	-	952	885	-	885
	952	-	952	885	-	885

(i) Includes the assessments received, related to the tax effects arising from the reduction of the tax losses and negative basis of the CSLL presented below, without fines and interest, whether or not materialized.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

Transfer pricing calculation over the exportation of ores to a foreign subsidiary - The Company was assessed for the IRPJ and CSLL, for the years of 2015 and 2020 as the tax agent has disregarded the intermediation costs and other adjustments used in the calculation of the transfer pricing over the exportation of iron ore, pellets, manganese, and copper to its foreign controlled company. The Company is challenging these assessments at the administrative level and a decision is pending.

The Company maintains the method of calculating the transfer pricing, as it considers it to be the most appropriate tax treatment for interpreting the rules in force and applicable to the subject and is discussing the charges at the administrative level.

The total amount in dispute is R$18.447 (US$2.979 million) as of December 31, 2024 (2023: R$7.893 (US$1.630 million)), excluding the corresponding tax impact without fines and interests of R$2.527 (US$408 million) as of December 31, 2024 (2023: R$2.490 (US$514 million)), totaling R$20.974 (US$3.387 million) (2023: R$10.383 (US$2.144 million)). The amount involved for the period, which are not in dispute, is R$9.958 (US$1.608 million) as of December 31, 2024 (2023: R$14,571 (US$3,010 million)).

Expenses of interest on equity capital (“JCP”) - Vale received assessments for the collection of IRPJ, CSLL and fines, on the grounds that the deduction of JCP was improper, referring to the base years of 2017 and 2018, due to failure to comply with the accrual basis and absence of individualized accounting credit per shareholder. The amount under discussion is R$7,115 (US$1,149 million) as of December 31, 2024 (2023: R$6,620 (US$1,367 million)), excluding the corresponding tax impact without fines and interests of R$699 (US$113 million) as of December 31, 2024 (2023: R$699 (US$144 million)), totaling R$7,814 (US$1,262 million) (2023: R$7,319 (US$1,511 million)). The Company presented administrative defenses for these assessments and is awaiting a decision.

33

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Offset of the income tax paid abroad - Vale received a tax assessment for the collection of R$2,642 (US$427 million) (2023: R$2,481 (US$512 million)) due to the disregard of taxes paid abroad that were offset by the IRPJ debt in 2016. Tax authorities allege the Company has failed to comply with the applicable rules relating to the offset, in Brazil, of income taxes paid abroad. The Company had filed an administrative appeal, and a decision is pending.

Goodwill amortization - The Company received tax assessments for the collection of IRPJ and CSLL for the periods between 2013 and 2019, due to the disregard of the deduction of goodwill amortization expenses recorded in the acquisition of controlled companies, after its merger by the Company.

The Company is discussing the charges at the administrative level and the amount under discussion is R$4,283 (US$692 million) as of December 31, 2024 (2023: R$2,614 (US$540 million)), excluding the corresponding tax impact without fines and interests of R$320 (US$51 million) as of December 31, 2024 (2023: R$320 (US$66 million)), totaling R$4,603 (US$743 million) (2023: R$2,934 (US$606 million)). The amount involved for the period, which are not in dispute, is R$386 (US$62 million) (2023: R$922 (US$190 million)).

Payments to Renova Foundation - The Company deducted payments made to Renova Foundation arising from the obligation entered into the Transaction and Conduct Adjustment Agreement (“TTAC”). Vale understands that the deduction of such expenses is adequate, since its liability is objective, arising from the obligation arising from the TTAC and its status as a shareholder of Samarco and as a sponsor of Renova Foundation.

The mentioned payments were deducted until April 2023 when Vale entered into a binding agreement jointly with BHPB, Samarco, and certain creditors of Samarco, establishing the parameters for the restructuring of Samarco's debt. This restructuring was implemented through a consensual reorganization plan, which was approved by the Judicial Recovery Court in September 2023. According to the agreement, contributions made by Vale to the Renova Foundation from May 2023 onward will be converted into capital contributions to Samarco and, therefore, will no longer be deductible. Further details on Samarco's judicial recovery are provided in note 27 of these financial statements.

The Company received tax assessment notices for the periods 2016, 2018 and 2019 for the collection of IRPJ and CSLL on the grounds that expenses incurred with Renova Foundation were unduly deducted for allegedly not being considered necessary. The total amount assessed is R$1,734 (US$280 million) for the year ended December 31, 2024 (2023: R$676 (US$140 million)), excluding the corresponding tax impact without fines and interests of R$131 (US$21 million) as of December 31, 2024 (2023: R$131 (US$27 million)), totaling R$1,865 (US$301 million) (2023: R$807 (US$167 million)). The amount involved for the period, which are not in dispute, is R$2,171 (US$351 million) (2023: R$2,597 (US$536 million)).

Deduction of CSLL from the taxable income - In 2004, a definitive decision of the Superior Court of Justice (“STJ”) granted to the Company the right to deduct the Social Contribution on Net Income (“CSLL”) from the taxable base of the corporate income tax (“IRPJ”). The Federal Government filed a rescission action (“ação rescisória”) in 2006, seeking to reverse the 2004 decision. In 2019, the Federal Court of Appeals (“TRF”) upheld the rescission action and, although the decision was not final, the Company decided not to deduct the CSLL from the taxable income since then.

Meanwhile, the Federal Supreme Court (“STF”) is judging two extraordinary appeals with impact to all taxpayers. These appeals are discussing how long a court decision related to a tax matter would remain valid if the STF had subsequently issued a contrary decision. Due to the developments of this matter in the STF and based on the updated assessment of its legal advisors, the Company concluded that the tax treatment previously adopted will probably not be accepted by the tax authority and, therefore, it recognized a liability as “Tax payable” of R$952 (US$154 million) for the year ended December 31, 2024 (2023: R$885 (US$183 million)).

f) Recoverable and payable taxes

	Consolidated
	December 31, 2024			December 31, 2023
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	1,609	18	211	1,126	26	121
Brazilian federal contributions ("PIS and COFINS")	1,646	6,036	90	1,719	4,890	2,979
Income taxes	3,490	1,975	1,961	1,463	1,733	2,076
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	387	-	-	449
Other	66	1	910	47	3	736
Total	6,811	8,030	3,559	4,355	6,652	6,361

34

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

For the Vale S.A.’s subsidiaries that operate in jurisdictions where the tax rate is lower than the tax rate applicable in Brazil, the Brazilian corporate tax law requires Vale S.A. to pay in Brazil the income tax related with the referred rate differential. Therefore, the income tax charge is computed in the consolidated financial statements using the tax rate enacted at the end of the reporting period in Brazil.

Management regularly assesses positions taken in tax returns concerning situations where applicable tax regulations are subject to interpretation. Provisions are established, as needed, based on expected amounts payable to tax authorities. Liabilities related to uncertain tax positions are recorded only when it is deemed, with a more-likely-than-not probability, that these positions will withstand challenges, if any, from taxing authorities, based on input from internal and external legal advisors.

Deferred income taxes are recognized for temporary differences between the carrying amount and the tax basis of assets and liabilities, as well as tax losses carryforwards. However, deferred tax liabilities arising from the initial recognition of goodwill are not recognized. Additionally, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss) and does not give rise to equal taxable and deductible temporary differences. Offset of deferred tax assets and liabilities occurs when there is a legally enforceable right to offset current tax assets and liabilities, and when the deferred tax balances pertain to the same taxation authority.

Deferred tax assets resulting from tax losses and temporary differences are not recognized when it is not probable that future taxable profit will be available against which these differences and/or tax losses can be utilized. The Company evaluates annually the recoverability of these deferred tax assets through the revision of the future taxable profit estimates.

Current and deferred tax is recognized in profit or loss unless it relates to items recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Critical accounting estimates and judgments

Deferred income tax - Significant judgements, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on the likely timing and future taxable profits. Deferred tax assets arising from tax losses carryforward and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

Uncertain tax positions - The Company applies significant judgement to assess the probability that the adopted treatment will be accepted by the taxation authorities, which could impact the consolidated financial statements. The Company operates in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

35

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

10. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Year ended December 31,
	2024	2023	2022
Net income attributable to Vale S.A.'s shareholders
Net income from continuing operations	31,592	39,940	86,106
Net income from discontinued operations	-	-	9,818
Net income	31,592	39,940	95,924

Thousands of shares
Weighted average number of common shares outstanding	4,274,854	4,366,130	4,637,794
Weighted average number of common shares outstanding and potential ordinary shares	4,279,867	4,369,961	4,642,432

Earnings per share from continuing operations
Basic earnings per share (R$)	7.39	9.15	18.57
Diluted earnings per share (R$)	7.38	9.15	18.57

Basic and diluted earnings per share from discontinued operations
Common share (US$)	-	-	2.12

Earnings per share attributable to Vale S.A.'s shareholders
Basic earnings per share (R$)	7.39	9.15	20.67
Diluted earnings per share (R$)	7.38	9.15	20.67

11. Cash flows reconciliation

a) Cash flow from operating activities

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2024	2023	2022	2024	2023
Cash flow from operating activities:
Income before income taxes		34,224	55,554	101,704	39,589	51,014
Adjusted for:
Equity results from subsidiaries	16	-	-	-	586	(10,410)
Equity results and other results in associates and joint ventures	16	1,570	5,434	(1,616)	1,570	5,434
(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net	20	(510)	1,317	(3,833)	(441)	1,195
Provisions related to Brumadinho	26	692	2,255	2,078	692	2,255
Provision for de-characterization of dams	28	(1,141)	750	375	(1,141)	750
Depreciation, depletion and amortization		16,525	15,300	16,386	10,075	9,015
Financial results, net	7	21,235	9,718	(11,378)	18,660	12,090
Changes in assets and liabilities:
Accounts receivable	12	8,185	1,591	(1,812)	(6,057)	5,695
Inventories	13	(2,462)	(1,116)	211	214	(918)
Suppliers and contractors	14	(2,015)	3,098	2,283	(720)	2,088
Other assets and liabilities, net		(2,281)	(7,681)	(8,605)	8,245	(3,718)
Cash flow from operations		74,022	86,220	95,793	71,272	74,490

b) Cash flow from investing activities

		Consolidated			Parent Company
		Year ended December 31,
	Notes	2024	2023	2022	2024	2023
Cash paid for the purchase of Anglo American Brasil shares	17(a)	(181)	-	-	(181)	-
Proceeds from partial disposal of VODC shares	17(b)	3,325	-	-	-	-
Cash paid for the acquisition of Aliança Energia shares	17(c)	(2,737)	-	-	(2,737)	-
Proceeds from the partial disposal of PTVI shares	17(d)	862	-	-	-	-
Proceeds from the partial disposal of VBML shares	17(e)	12,697	-	-	-	-
Disbursement related to MRN sale	17(f)	-	(351)	-	-	(351)
Proceeds from the divestment of Companhia Siderúrgica do Pecém	17(h)	-	5,637	-	-	5,637
Cash contribution to Companhia Siderúrgica do Pecém	17(h)	-	(5,983)	-	-	(5,983)
Proceeds from the sale of Midwestern System	17(i)	-	-	745	-	-
Proceeds from the sale of California Steel Industries	17(j)		-	2,269	-	-
Cash received (paid) from disposal and acquisition of investments, net		13,966	(697)	3,014	(2,918)	(697)

36

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2022	33,900	1,461	22,980	58,341
Additions	7,277	-	2,308	9,585
Payments (i)	(2,637)	(248)	(330)	(3,215)
Interest paid (ii)	(2,254)	(123)	(1,318)	(3,695)
Cash flow from financing activities	2,386	(371)	660	2,675
Effect of exchange rate	(2,261)	-	(2,204)	(4,039)
Interest accretion	2,157	121	1,546	3,824
Non-cash changes	(104)	121	(658)	(641)
December 31, 2023	36,182	1,211	22,982	60,375
Additions	11,389	-	15,312	26,701
Payments (i)	(5,730)	(246)	(8,368)	(14,344)
Interest paid (ii)	(2,891)	(106)	(1,713)	(4,710)
Cash flow from financing activities	2,768	(352)	5,231	7,647
Acquisition of Aliança Energia	1,184	176	-	1,360
Effect of exchange rate	10,027	944	6,480	17,451
Interest accretion	2,718	109	1,938	4,765
Non-cash changes	13,929	1,229	8,418	23,576
December 31, 2024	52,879	2,088	36,631	91,598

	Parent Company
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2022	3,870	1,460	10,152	15,482
Additions	-	-	2,308	2,308
Payments (i)	(211)	(247)	-	(458)
Interest paid (ii)	(244)	(123)	(631)	(998)
Cash flow from financing activities	(455)	(370)	1,677	852
Effect of exchange rate	(176)	-	(876)	(1,052)
Interest accretion	257	121	730	1,108
Non-cash changes	81	121	(146)	56
December 31, 2023	3,496	1,211	11,683	16,390
Additions	6,000	-	7,694	13,694
Payments (i)	(321)	(241)	(2,973)	(3,535)
Interest paid (ii)	(213)	(101)	(887)	(1,201)
Cash flow from financing activities	5,466	(342)	3,834	8,958
Effect of exchange rate	629	944	2,811	4,384
Interest accretion	192	102	957	1,251
Non-cash changes	821	1,046	3,768	5,635
December 31, 2024	9,783	1,915	19,285	30,983

(i) Includes bond premium repurchase.

(ii) Classified as operating activities in the statement of cash flows.

Funding

•	In January 2025 (subsequent event), the Company contracted a loan of R$1.626 (US$270 million) with commercial banks indexed to Secured Overnight Financing Rate (“SOFR”) plus spread adjustments and maturing in 2029.

•	In December 2024, the Company contracted a loan of R$305 (US$50 million) with DBS Bank indexed to SOFR plus spread adjustments and maturing in 2026.

•	In December 2024, the Company contracted a loan of R$1,524 (US$250 million) with The Hongkong and Shanghai Banking Corporation indexed to SOFR plus spread adjustments and maturing in 2028.

•	In November 2024, the Company contracted a loan of R$1,704 (US$300 million) with BBM Bank indexed to SOFR plus spread adjustments and maturing in 2029.

37

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

•	In October 2024, the Company issued debentures of R$6 billion (US$1 billion) indexed to IPCA plus 6.38% to 6.43% per year, paid semi-annually, and maturing in 2034, 2036 and 2039. The proceeds were received in November 2024 and will be used in infrastructure projects related with the railway concessions.

•	In October 2024, the Company contracted a loan of R$1,672 (US$300 million) with Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027.

•	In September 2024, the Company contracted a loan of R$1.036 (US$187 million) with China Construction Bank indexed to SOFR plus spread adjustments and maturing in 2029.

•	In September 2024, the Company contracted a loan of R$1,662 (US$300 million) with Bank of China indexed to SOFR plus spread adjustments and maturing in 2029.

•	In July 2024, the Company contracted a loan of R$2,632 (US$475 million) with The Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027.

•	In June 2024, the Company issued bonds of R$5,389 (US$1 billion) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

•	In April 2024, the Company contracted a loan of R$451 (US$90 million) with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.

•	In March 2024, the Company contracted a loan of R$1,791 (US$360 million) with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.

•	In March 2024, the Company contracted a loan of R$300 (US$60 million) with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.

•	In February 2024, the Company contracted a loan of R$827 (US$166 million) with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.

•	In February 2024, the Company contracted a loan of R$170 (US$34 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.

•	From January to February 2024, the Company contracted a loan of R$1,238 (US$250 million) with Banco Bradesco with a fixed rate maturing in 2025.

•	In September 2023, the Company contracted a loan of R$727 (US$150 million) with Citibank, indexed to SOFR with spread adjustments and maturing in 2028.

•	In June 2023, Vale issued notes of R$7,277 (US$1,500 million) with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033.

•	In March 2023, the Company contracted a loan of R$1,581 (US$300 million) with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR with spread adjustments and maturing in 2028.

Payments

•	In November 2024, the Company settled the loan contracted with HSBC Bank, in the amount of R$1,513 (US$250 million).

•	In August 2024, the Company settled the loan contracted with Credit Agricole Bank, in the amount of R$169 (US$34 million).

•	In July 2024, Vale redeemed notes with maturity date in 2026, and repurchased notes with maturity date in 2036 and 2039, in the total amount of R$5,251 (US$970 million) and paid a premium of R$275 (US$50 million), recorded as “Bond premium repurchase” in the financial results for the year ended December 31, 2024.

•	In July 2024, the Company settled the loan contracted with CIBC, in the amount of R$510 (US$90 million).

38

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

•	In July 2024, the Company settled the loan contracted with The Bank of Nova Scotia, in the amount of R$2,689 (US$475 million).

•	In January 2024, the Company paid principal and interest of debentures, in the amount of R$226 (US$46 million).

•	In June 2023, Vale repurchased notes with maturity date in 2026, 2036 and 2039, in the total amount of R$2,426 (US$500 million) and paid a premium of R$106 (US$22 million), recorded as “financial expenses” in the income statement for the year period ended December 31, 2023.

•	In January 2023, the Company paid principal and interest of debentures, in the amount of R$124 (US$24 million).

d) Non-cash transactions

	Consolidated			Parent Company
	Year ended December 31,
	2024	2023	2022	2024	2023
Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	197	96	240	197	96

12. Accounts receivable

		Consolidated		Parent Company
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Receivables from contracts with customers
Third parties
Iron Solutions		9,536	16,489	2,339	1,352
Energy Transition Metals		4,880	3,598	-	-
Other		121	15	75	59
Related parties	32	385	428	26,329	35,770
Accounts receivable		14,922	20,530	28,743	37,181
Expected credit loss		(322)	(213)	(80)	(67)
Accounts receivable, net		14,600	20,317	28,663	37,114

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The Company's primary exposure lies in iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 22). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	December 31, 2024
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (R$ million)
Iron ore	19,621	101	+/-10%	+/- 1.155
Copper	69	8,479	+/-10%	+/- 362

Accounting policy

Accounts receivable represent the aggregate amount receivable from the sale of products and services by the Company. Initially recognized at fair value, they are subsequently measured at amortized cost using the effective interest method, except for the component of provisionally priced commodities sales that are subsequently measured at fair value through profit or loss.

The Company applies the IFRS 9 - Financial Instruments simplified approach for measuring expected credit losses. This approach utilizes a lifetime expected loss allowance for the accounts receivable measured at amortized cost. A provision matrix, established by the Company, forms the basis for this measurement. The matrix incorporates historical credit loss experience, adjusted for forward-looking factors specific to the economic environment, and considers any financial guarantees associated with these accounts receivables.

39

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

13. Inventories

	Consolidated		Parent Company
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Finished products
Iron Solutions	15,435	11,893	5,355	5,429
Energy Transition Metals	3,535	3,096	-	-
	18,970	14,989	5,355	5,429

Work in progress	4,282	2,748	3	3
Consumable inventory	6,119	5,614	2,733	2,819

Net realizable value provision (i)	(858)	(672)	(116)	(154)
Total of inventories	28,513	22,679	7,975	8,097

(i) In 2024, the effect of provision for net realizable value was R$174 (US$35 million) 2023: R$265 (US$54 million) and 2022: R$229 (US$44 million)).

The cost of goods sold is presented in note 6(a).

Accounting policy

Inventories are stated at the lower of cost and net realizable value. Inventory production cost comprises variable and fixed costs, direct and indirect costs of production and are assigned to individual items of inventory based on weighted average costs method. At the end of the reporting period, net realizable value of inventories are assessed and a provision for losses on obsolete or slow-moving inventory may be recognized. The write-downs and reversals are recognized as “Cost of goods sold, and services rendered”.

14. Suppliers and contractors

		Consolidated		Parent Company
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Third parties		24,797	24,758	14,398	15,110
Related parties	32(b)	1,420	765	888	873
Total		26,217	25,523	15,286	15,983

The financial liabilities presented as Suppliers and contractors in the Company's statement of financial position represent the outstanding balance of invoices with suppliers for purchases of goods and services, being the average due date usually approximately 60 days. The Company's liquidity risk management process is described in note 21.

The Company enters into supplier finance arrangements (“Arrangements”) as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified.

	Consolidated	Parent Company
	December 31, 2024	December 31, 2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	8,313	6,816
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	36	-
Total carrying amount relating to Arrangements with suppliers and contractors	8,349	6,816

Financial charges related to the increase in payment terms are recognized in the financial results as interest on supplier finance arrangements (note 7). The financial charges and foreign exchange gains/losses recognized in the income statement for the year ended December 31, 2024 due to the Arrangements totaled, respectively, R$865 (US$162 million) and R$33 (US$6 million). There were no other non-cash movements for the year end.

40

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

The Company classifies financial liabilities arising from supplier finance arrangements within Supplier and contractors in the statement of financial position if they have nature and function similar to the commercial accounts payable.

This is the case when the supplier finance arrangement is part of the working capital used in the usual operational cycle of the Company and the terms of the liabilities included in the supplier finance arrangements are not substantially different from the terms of the commercial accounts payable not included in the supplier finance arrangements, i.e., the original financial liability is not substantially modified.

The cash flows associated with liabilities included in supplier finance arrangements that are classified as Suppliers and contractors in the statement of financial position are presented as operating activities in the statement of cash flows.

15. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	78	22
Derivative financial instruments	21	331	1,311	91	2,635
Investments in equity securities		-	-	337	217
		331	1,311	506	2,874
Other financial liabilities
Derivative financial instruments	21	1,220	172	2,650	463
Other financial liabilities - Related parties	32(b)	1,803	1,404	-	-
Liabilities related to the concession grant	15(a)	2,895	2,861	11,684	15,868
Other financial liabilities		3,637	3,676	199	1
		9,555	8,113	14,533	16,332

		Parent Company
		Current		Non-Current
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	24	22
Derivative financial instruments	21	194	1,107	35	2,567
Investments in equity securities		-	-	120	108
Other financial assets		-	-	-	-
		194	1,107	179	2,697
Other financial liabilities
Derivative financial instruments	21	1,124	33	2,491	250
Loans - Related parties	32(b)	14,731	15,136	58,976	49,684
Other financial liabilities - Related parties	32(b)	3,380	3,753	-	-
Liabilities related to the concession grant	15(a)	2,895	2,861	11,684	15,868
Other financial liabilities		14	19	1	1
		22,144	21,802	73,152	65,803

a) Liabilities related to the concession grant

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Vale, the Brazilian National Land Transportation Agency (“ANTT”) and the Brazilian Federal Government, through the Ministry of Transportation (together: “Parties”), had been discussing the general conditions for concession contracts and on December 30,2024, the general basis for the renegotiation were agreed among the Parties and will comply with usual formalities and will be submitted for the authorities’ evaluation and approval.

41

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The renegotiation will be performed under the terms of the concession contracts, which remain in force, aiming to promote their modernization and updating. Under the renegotiation’s general basis, Vale has committed to a maximum global contribution of approximately R$11,031 (US$1,809 million), for the EFC and EFVM’s asset base review, the optimization of contractual obligations and investments replanning. Additionally, Vale paid R$4 billion (US$656 million) in advance on December 30, 2024.

Changes in Liabilities related to the concession grant

	Consolidated					Discount rate
	December 31, 2023	Renegotiation of concession contracts (a.i)	Revision to estimates and new provisions (a.ii) (a.iii)	Monetary and present value adjustments	Disbursements (a.i)	December 31, 2024	December 31, 2024	December 31, 2023	Remaining term of obligations
Payment obligation	5,472	5,041	151	557	(4,297)	6,924	7.32% - 11.04%	11.04%	33 years
Infrastructure investment	13,257	(3,482)	(601)	627	(2,146)	7,655	7.43% - 8.12%	5.17% - 5.54%	7 years
	18,729	1,559	(450)	1,184	(6,443)	14,579
Current liabilities	2,861					2,895
Non-current liabilities	15,868					11,684
Liabilities	18,729					14,579

(a.i) Renegotiation of concession contracts

As a result of the agreed conditions, the Company recognized an addition of R$1,559 (US$256 million) in provision, which reflects the revised estimates regarding the amount of future disbursements required to fulfill the contractual obligations of the railway concessions. Additionally, the liability was reduced by R$4 billion (US$656 million) due to the advanced payment made by Vale.

(a.ii) Payment obligation

The Company will make payments for the concession grants in quarterly installments through the concession period. This obligation is updated annually by the readjustment index for monetary exchange (IRT), which was 4.76% for the year 2024 (2023: 4.82%), resulting in an addition to the provision of R$151 (US$25 million) for the year ended December 31,2024.

The concession contract renewal requires the review and physical inspection of the railway assets by the ANTT. In addition, the ANTT may require, at their discretion, further investments on the concession network. Furthermore, there is a requirement for the Company to complete a minimum percentage of certain investments by 2027. In these circumstances, discussions on the economic and financial rebalancing of the contracts will be required and depending on the result of the physical inventory review and if new investments are demanded, the carrying amount of grant payable may have a material impact in the future.

(a.iii) Infrastructure investment

Midwestern Integration Railroad ("FICO") - Construction of 363 km of FICO, between the municipalities of Mara Rosa, in Goiás, and Água Boa, in Mato Grosso. As of December 31, 2024, the Company has a provision in the amount of R$4,066 (US$656 million) (2023: R$7,760 (US$1,584 million)).

Infrastructure program - Comprises over 450 separate projects designed to improve safety and reduce trespass where the railways pass through urban areas, as well as technological and cultural development projects. The program will benefit 25 and 33 municipalities intercepted by EFC and EFVM, respectively. As of December 31, 2024, the Company has a provision in the amount of R$3,589 (US$580 million) (2023: R$5,586 (US$1,154 million)).

42

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

Concessions – Railway concessions liabilities consist of the future payments discounted at present value associated with the fixed payments for the concession and the obligations related with investments in infrastructure.

Grant payments are discounted using the regulatory weighted average cost of capital (“WACC”), which is the interest rate explicit in the concession agreement as determined by the ANTT, and payments related to other investment obligations are discounted at an incremental rate to reflect the time value of money, that is, a risk-free interest rate applicable to the economic environment in which the Company operates and with terms and conditions equivalent to the obligations assumed.

The amounts payable in relation to the concession granted accounted for as intangible in accordance with the accounting policy, disclosed in note 18.

Critical accounting estimates and judgments

The liabilities related to the concession grant may be affected by factors including, but not limited to: (i) amounts expected to be disbursed for constructing railways and infrastructure; (ii) cost of acquiring equipment to be made available for the granting authority; (iii) other miscellaneous obligations that complement the early extension of the railway concessions agreement; and (iv) updates in the discount rate.

Thus, the amounts actually incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used and which depend on several factors, some of which are not under the Company's control. These changes could result in a material impact on the amount of the provision in future periods. At each presentation date of its financial statements, the Company will reassess the main assumptions used in the preparation of projected cash flows and will adjust the provision, when applicable.

43

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16. Investments in associates and joint ventures

	Business	% ownership	December 31, 2023	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Other	Transfer	December 31, 2024
Direct subsidiaries
In Brazil
Aliança Geração de Energia S.A. (iii) (iv)	Iron ore	100.00	-	2,737	179	(266)	-	1,693	(1)	1,653	5,995
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	377	195	112	(127)	-	-	-	-	557
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	1,943	-	140	(573)	-	-	(109)	-	1,401
Minerações Brasileiras Reunidas S.A. – Goodwill	-	-	4,060	-	-	-	-	-	-	-	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	113	157	(137)	-	-	-	-	-	133
Valepar – Goodwill	-	-	3,073	-	-	-	-	-	-	-	3,073
Other	-	-	652	442	(215)	(13)	-	-	(1)	-	865
Abroad
Vale Holdings B.V. (i) (ii)	Holding	100.00	104,526	-	(597)	-	13,874	-	4,351	(13,946)	108,208
Other	-	-	41	267	(68)	-	46	-	4	-	290
			114,785	3,798	(586)	(979)	13,920	1,693	4,244	(12,293)	124,582
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A. (iv)	Energy	-	1,725	-	16	-	-	-	(88)	(1,653)	-
Aliança Norte Energia Participações S.A.	Energy	51.00	514	-	(55)	-	-	-	-	-	459
Anglo American Minério de Ferro do Brasil S.A. (vi)	Iron ore	15.00	-	4,081	18	-	-	-	5	-	4,104
Baovale Mineração S.A.	Iron ore	50.00	136	-	8	(17)	-	-	(2)	-	125
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	354	-	149	(35)	-	-	-	-	468
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	239	-	73	(55)	-	-	-	-	257
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	299	-	89	(42)	-	-	31	-	377
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	729	-	220	(149)	-	-	-	-	800
Samarco Mineração S.A. (note 27)	Pellets	50.00	-	-	-	-	-	-	-	-	-
MRS Logística S.A.	Logistics	49.01	3,096	-	728	(166)	-	-	1	-	3,659
VLI S.A.	Logistics	29.60	1,672	-	439	-	-	-	-	-	2,111
Other	-	-	297	-	13	(4)	-	-	4	-	310
Abroad
PT Vale Indonesia Tbk (i)	Energy transition metals	33.88	-	-	(178)	-	1,212	-	21	10,621	11,676
Vale Oman Distribution Center (i)	Logistics	50.00		-	92	-	395	-	-	3,325	3,812
Consolidated total investment			9,061	4,081	1,612	(468)	1,607	-	(28)	12,293	28,158
Parent Company's total investment			123,846	7,879	1,026	(1,447)	15,527	1,693	4,216	-	152,740
Other results in investments (v)			-	-	(3,182)	-	-	-	-	-	-
Equity results and other results			-	-	(2,156)	-	-	-	-	-	-

(i) It refers to the reclassification of the investment in subsidiaries to investment in associates and joint ventures due to the loss of control over Vale Oman Distribution Center (“VODC”) and PT Vale Indonesia Tbk (“PTVI”), after the closing of the divestment transactions (notes 17b and 17d).

(ii) The amount presented in the “other” column refers substantially to the gain of R$4,593 (US$895 million) recognized in equity due to the conclusion of the transaction in which Manara Minerals acquires a 10% interest in Vale Base Metals Limited (note 17e).

(iii) The amounts presented in the “additions and capitalizations” and “fair value remeasurement” columns refer, respectively, to the acquisition of the 45% interest held by Cemig Geração e Transmissão S.A. and the gain resulting from the fair value remeasurement of the 55% interest already held by Vale (note 17c).

(iv) The amount presented in the “transfer” column refers to the reclassification of the investment in joint venture to investment in subsidiary due to the acquisition of control over Aliança Geração de Energia S.A. (note 17c).

(v) It refers mainly to the expense with the additional provision for Samarco in the amount of R$5,299 (US$956 million) (note 27), net of the gain of R$1,693 (US$305 million) due to the acquisition of Aliança Geração de Energia S.A. (note 17c).

(vi) The effect presented in “additions and capitalizations” column refers to the purchase of 15% stake in Anglo American Minério de Ferro Brasil S.A. (note 17a).

44

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Capital reduction in a foreign subsidiary – In August 2022, the Company approved a capital reduction in the amount of R$7,885 (US$1,500 million) of Vale International SA (“VISA”), a wholly-owned foreign subsidiary, leading to a reduction in the absolute value of the investment held by the Parent Company, which resulted in a gain of R$7,938 (US$1,543 million) due to the reclassification of the cumulative translation adjustments following our accounting policy for such nature of transaction, presented as “Other financial items, net” (note 7). The remaining balance of cumulative translation adjustments of VISA represents R$30,897 (US$4,990 million) as of December 31, 2024 (2023: R$23,750 (US$4,906 million)).

a) Summarized financial information

The summarized financial information about relevant associates and joint ventures for the Company are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies and using the most recent financial information available adjusted for the effects of significant transactions or events that occur between the date of the financial information and the date of the Company’s financial statements. The summarized financial information about Samarco is presented in note 27.

	Year ended December 31, 2024
	Aliança Norte Energia Participações	Anglo American Minério de Ferro do Brasil S.A.	Pelletizing plants (i)	MRS Logística	PT Vale Indonesia Tbk	Vale Oman Distribution Center	VLI S.A.
Current assets	1	4,231	2,287	5,373	7,325	548	4,868
Non-current assets	907	51,863	2,316	15,240	29,686	11,018	17,073
Total assets	908	56,094	4,603	20,613	37,011	11,566	21,941

Current liabilities	-	6,395	852	3,390	1,635	251	4,947
Non-current liabilities	8	12,884	5	9,757	914	3,691	9,863
Total liabilities	8	19,279	857	13,147	2,549	3,942	14,810
Equity	900	36,815	3,746	7,466	34,462	7,624	7,131

Net revenue	-	11,245	1,656	7,025	2,683	414	9,192
Net income (loss)	(108)	2,162	1,050	1,416	(526)	183	1,484

	Year ended December 31, 2023
	Aliança Geração de Energia	Aliança Norte Energia Participações	Pelletizing plants (i)	MRS Logística	VLI S.A.
Current assets	583	-	1,813	4,617	4,524
Non-current assets	5,149	1,015	2,032	13,454	16,020
Total assets	5,732	1,015	3,845	18,071	20,544

Current liabilities	829	-	646	3,406	4,515
Non-current liabilities	1,766	8	5	8,274	10,380
Total liabilities	2,595	8	651	11,680	14,895
Equity	3,137	1,007	3,194	6,391	5,649

Net revenue	1,149	-	1,250	6,449	8,404
Net income (loss)	437	(77)	861	1,204	(1,911)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização.

b) Noncontrolling interest

Summarized financial information

The summarized financial information, prior to the eliminations of the intercompany balances and transactions, about subsidiaries with material noncontrolling interest are as follow. The stand-alone financial statements of those entities may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

45

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	December 31, 2024
	Vale Base Metals Limited	Other	Total
Current assets	114	-	-
Non-current assets	81,372	-	-
Related parties – Shareholders	1,542	-	-
Total assets	83,028	-	-

Current liabilities	-	-	-
Non-current liabilities	-	-	-
Related parties – Shareholders	7,180	-	-
Total liabilities	7,180	-	-

Equity	75,848	-	-
Equity (negative reserves) attributable to noncontrolling interests	7,585	(637)	6,948

Net income	(12,813)	-	-
Net income (loss) attributable to noncontrolling interests	(1,174)	13	(1,161)

Dividends paid to noncontrolling interests	-	1	1

	December 31, 2023
	PTVI	Other	Total
Current assets	4,285	-	-
Non-current assets	14,409	-	-
Related parties – Shareholders	403	-	-
Total assets	19,097	-	-

Current liabilities	1,070	-	-
Non-current liabilities	1,159	-	-
Related parties – Shareholders	-	-	-
Total liabilities	2,229	-	-

Equity	16,868	-	-
Equity (negative reserves) attributable to noncontrolling interests	7,742	(382)	7,360

Net income	1,027	-	-
Net income (loss) attributable to noncontrolling interests	721	(107)	614

Dividends paid to noncontrolling interests	167	41	208

	December 31, 2022
	PTVI	Vale Oman Pelletizing	Other	Total
Current assets	4,450	440	-	-
Non-current assets	11,199	3,032	-	-
Related parties – Shareholders	592	420	-	-
Total assets	16,241	3,892	-	-

Current liabilities	954	499	-	-
Non-current liabilities	1,300	776	-	-
Related parties – Shareholders	-	1,550	-	-
Total liabilities	2,254	2,825	-	-

Equity (negative reserves)	13,987	1,067	-	-
Equity (negative reserves) attributable to noncontrolling interests	7,785	320	(323)	7,782

Net income	842	147	-	-
Net income (loss) attributable to noncontrolling interests	469	44	(100)	413

Dividends paid to noncontrolling interests		65	-	65

46

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

Subsidiaries – The Company consolidates all entities over which it exercises control, defined as having both (i) exposure or rights to variable returns from its involvement and (ii) the ability to direct significant activities of the investee. Subsidiaries are fully consolidated from the acquisition date until the Company ceases to have control.

Transactions with noncontrolling interests – Investments held by other investors in Vale's subsidiaries are treated as noncontrolling interests (“NCI”). Transactions with NCI are treated as transactions with the Company's shareholders. For purchases or disposals of NCI, the difference between the consideration paid and the book value of the acquired portion of the subsidiary's net assets is directly recorded in equity under "Acquisitions and disposals of non-controlling interests."

Loss of control – When the Company ceases to have control, any interest retained in the entity is remeasured at its fair value, with the change in the carrying amount recognized in profit or loss. Amounts previously recognized in other comprehensive income are reclassified to the income statement.

Investments in associates and joint arrangements – Associates are entities over which the Company holds significant influence (typically 20% to 50% equity interest). If the equity interest in an associate decrease while retaining significant influence, a proportionate portion of the amounts previously recognized in other comprehensive income is reclassified to profit or loss as appropriate. Dilution gains and losses on associates are recognized in the income statement.

Joint arrangements are all entities over which the Company shares control with one or more parties. The classification of joint arrangement investments as joint operations or joint ventures depends on the contractual rights and obligations of each investor.

Joint operations are recorded in the financial statements to represent the Company’s contractual rights and obligations. Accordingly, assets, liabilities, income and expenses related to the joint operation are individually recorded in the financial statements.

Interests in joint ventures are accounted for using the equity method, recognized initially at cost. The Company's investment in joint ventures includes identified goodwill from the acquisition, net of any impairment loss. The Company's interest in joint venture profits or losses is recognized in the income statement, and participation in changes in reserves is reflected in the Company's reserves. If the Company's interest in the losses of an associate or joint venture equals or exceeds the carrying amount of the investment, including any other receivables, additional losses are not recognized unless obligations or payments have been made on behalf of the joint venture.

In addition, the financial information used for associates and joint ventures to account for their impact in these financial statements may diverge from the stand-alone financial statements of those entities due to adjustments to Vale's accounting policy and variations in reporting periods.

Cumulative translation adjustments - According to IAS 21, exchange differences arising from transactions and balances of foreign operations are recognized in other comprehensive income and accumulated in equity until the full or partial disposal of the operation. A "partial disposal" of an investment can be construed as (i) a reduction in the percentage of equity interest or (ii) a decrease in the absolute value of the investment through the reduction of the investee's capital, even if the investor's ownership percentage remains unchanged. Consequently, there exists an accounting policy choice concerning the definition of a partial disposal.

In alignment with its accounting policy, the Company has chosen to treat a capital reduction in an investment in a foreign operation under the absolute value approach as described in (ii) above. Consequently, the exchange differences initially recorded in equity are reclassified to the income statement in the same proportion as the reduction in the net investment held in the foreign operation.

47

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Critical accounting estimates and judgments

In certain scenarios, judgment is necessary to determine whether, after considering all relevant factors, the Company exercises control, joint control, or significant influence over an entity. Significant influence includes situations involving collective control.

The Company holds the majority of the voting capital in four joint arrangements (Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização). However, due to shareholders’ agreements, management has concluded that the Company lacks a sufficiently dominant voting interest to direct the activities of these entities. Consequently, these entities are accounted for using the equity method due to shareholder agreements where relevant decisions are shared with other parties.

17. Acquisitions and divestitures

Effects on the income statement

		Year ended December 31,
	Reference	2024	2023	2022
Anglo American Minério de Ferro Brasil S.A.	17(a)	3,815	-	-
Vale Oman Distribution Center	17(b)	6,776	-	-
Aliança Geração Energia S.A.	17(c)	1,693	-	-
PT Vale Indonesia Tbk	17(d)	5,710	-	-
Mineração Rio do Norte	17(f)	-	(420)	-
Companhia Siderúrgica do Pecém (i)	17(h)	-	160	(685)
Midwestern System	17(i)	-	-	5,808
California Steel Industries	17(j)	-	-	1,520
Manganese	17(k)	-	-	(56)
Other		-	-	109
		17,994	(260)	6,696
Discontinued operations (Coal)	17(l)	-	-	11,769
		17,994	(260)	18,465

(i) Includes impairment of the investment in the amount of R$553 (US$111 million) and a provision for accounts receivable with CSP in the amount of R$132 (US$24 million).

a) Purchase of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into a binding agreement with Anglo American plc for the purchase of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. The transaction was concluded in December 2024, and under the terms agreed, Vale contributed with Serra da Serpentina iron ore resources in the amount of R$4,573 (US$750 million) and paid R$181 (US$30 million) in cash. Additionally, depending on future iron ore prices over the next four years, there may be an adjustment to the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statement, if any.

As a result of the transaction, Vale recognized a gain of R$3,815 (US$626 million) in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net” due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina, which were contributed to Anglo American Brasil as part of the consideration transferred for the equity interest acquired.

The Company will also receive its pro-rata share of Minas-Rio's production, in addition to holding an option to purchase an additional 15% shareholding in Anglo American Brasil. The exercise price of the option will be the fair value, calculated at the time of exercise.

Upon completion of the transaction, Anglo American Brasil has become an associate of Vale, and the investment is accounted for equity method due to the significant influence exercised by Vale in the investee.

48

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Divestment on Vale Oman Distribution Center (“VODC”) – VODC operates a maritime terminal with access to the Port of Sohar in Oman, featuring a deep-water jetty and an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy.

In August 2024, the Company established a joint venture with AP Oryx Holdings LLC (“Apollo”) through a binding agreement to sell 50% equity interest in VODC for R$3,325 (US$600 million). The transaction was completed in September 2024, reducing Vale’s stake in VODC from 100% to 50% and changing its status from a subsidiary to a joint venture.

With this transaction, Vale shared control over VODC with Apollo and, from then on, will no longer consolidate VODC, which will be accounted for as a joint venture using the equity method.

As a result of the transaction, the Company recognized a gain of R$6,776 (US$1,222 million) in the income statement as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net”. This gain is due to (i) the result of the sale of the equity interest in the amount of R$3,078 (US$555 million), (ii) the result of the remeasurement to fair value of the remaining interest in the amount of R$3,078 (US$555 million), and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of R$620 (US$112 million). The effects of this transaction are summarized below:

September 26th, 2024
Sale of the 50% equity interest
Cash received	3,325
Derecognition of VODC's net assets	(247)
Gain on sale of equity interest	3,078

Remeasurement of the 50% interest retained
Fair value of 50% interest retained	3,325
Derecognition of VODC’s net assets	(247)
Gain on remeasurement of equity interest	3,078

Other effects of the deconsolidation
Gain on the reclassification of cumulative translation adjustments	620
Gain on the transaction recorded in the income statement	6,776

c) Acquisition of Aliança Geração de Energia S.A. (“Aliança Energia”) – Aliança Energia operates power generation assets in Brazil, with a portfolio of seven hydroelectric plants in the state of Minas Gerais and three operational wind farms in the states of Rio Grande do Norte and Ceará. The company was established in 2015 by Vale and Cemig Geração e Transmissão S.A. (“Cemig GT”) as a jointly controlled entity.

On March 2024, the Company entered into an agreement with Cemig GT to acquire its 45% stake in Aliança Energia. The decision was taken in the context of the divestment plan announced to the market by Cemig GT in 2020, and Vale chose to exercise its preferential right of acquisition.

On August 2024, the transaction was completed for the amount of R$2,737 (US$493 million), and Vale became the sole owner of Aliança Energia. As a result, the Company recorded a gain of R$1,693 (US$305 million) in the income statement as “Results from investments and other results in associates and joint ventures,” due to the remeasurement to fair value of the previously held equity interest and began to consolidate Aliança Energia in its financial statements.

49

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The fair value of the identifiable assets acquired and liabilities assumed as a result of the acquisition are presented below:

		Aliança Energia
	Notes	August 13th, 2024
Identifiable assets acquired
Cash and cash equivalents		525
Intangible	18	4,602
Property, plant and equipment	19	3,182
Other		222
		8,531
Liabilities assumed
Loans and borrowings	11(c)	1,360
Deferred taxes on profit	9(b)	1,734
Other		780
		3,874
Net assets acquired		4,657

As disclosed below, the deferred tax liability recognized on the difference between the fair value and the book value of the net assets acquired results in goodwill, which is not deductible for tax purposes.

	Note	August 13th, 2024
Consideration transferred for acquisition of the 45% equity interest held by Cemig GT		2,737
Fair value of the 55% stake previously held by Vale		3,346
Total [A]		6,083

Fair value of net assets acquired		6,083
(-) Deferred tax liability on the difference between the fair value and the book value of net assets		(1,426)
Total net assets [B]		4,657

Goodwill [A-B]	18	1,426

d) Divestment on PT Vale Indonesia Tbk (“PTVI”) – PTVI has a contract of work with the government of Indonesia to operate its mining licenses (“Contract of Work”), expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

In November 2023, the Company signed a Heads of Agreement with PT Mineral Industri Indonesia (“MIND ID”) and Sumitomo Metal Mining Co., Ltd. (“SMM”) regarding the divestment obligation in PTVI. Therefore, since the year ended December 31, 2023, PTVI assets and liabilities were classified as held for sale.

In June 2024, the transaction was concluded, and the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction fulfills the divestment obligations of the Contract of Work and satisfies a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received R$862 (US$155 million) for its shares and lost control over PTVI and so, the Company will no longer consolidate PTVI, which will be accounted for as an associate under the equity method due to the significant influence it will retain over PTVI.

As result, the Company recognized a gain of R$5,710 (US$1,059 million) in the income statement year ended December 31, 2024, as “(Impairment), reversal of impairment and gains (losses) on disposal of non-current assets, net". This gain is due to the reclassification of cumulative translation adjustments of R$5,728 (US$1,063 million) and the gain on remeasurement of the interest retained at fair value of the R$3,654 (US$657 million), net of the loss on the reduction in PTVI stake in the amount of R$3,672 (US$661 million). The effects of this transaction are summarized below:

50

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

August 13th, 2024
Cash consideration received	862
Fair value of 33.9% interest retained (i)	10,621

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(20,551)
Gain on derecognition of noncontrolling shareholders	9,050
Gain on the reclassification of cumulative translation adjustments	5,728
Gain on the transaction recorded in the income statement	5,710

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

Balance sheet of PTVI classified as held for sale

December 31, 2023
Assets
Cash and cash equivalents	3,401
Accounts receivable	99
Inventories	390
Taxes	566
Investments	62
Property, plant and equipment	13,515
Intangible	337
Other assets	671
19,041
Liabilities
Suppliers and contractors	833
Deferred income taxes	1,031
Other liabilities	850
2,714
Net assets held for sale	16,327

e) Strategic partnership in the Energy Transition Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals would make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Energy Transition Metals Business that was a wholly owned subsidiary. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for R$12,697 (US$2,455 million), which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of R$4,593 (US$895 million), of which R$7,828 (US$1,514 million) was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

Additionally, in April 2024, Vale and Engine No. 1 agreed to not proceed with the transaction, which was discontinued, without any penalties to both parties.

f) Mineração Rio do Norte S.A. (“MRN”) – In November 2023, Vale concluded the sale of its 40% interest in MRN, which has been impaired in full since 2021, to Ananke Alumina S.A. (“Ananke”), an associate of Norsk Hydro ASA. At closing of the transaction, Vale paid R$351 (US$72 million) to the buyer, resulting in a loss of R$420 (US$87 million) recorded in the income statement for the year ended December 31, 2023, as “Equity results and other results in associates and joint ventures”.

g) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised their option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. As a result, in April 2023, the Company completed the transaction and acquired the minority interest previously held by the OQ Group for R$653 (US$130 million), resulting in a gain of R$15 (US$3 million), recorded in equity as “Transactions with of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

51

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

h) Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. Following the terms of the agreement, the Company has impaired its investment in full, with an impact of R$553 (US$111 million) and recorded a provision for accounts receivable with CSP in the amount of R$132 (US$24 million), both recorded in the income statement for the year ended December 31, 2022.

In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal, for R$5,637 (US$1,082 million), which was fully used to prepay most of the outstanding net debt of R$5,983 (US$1,149 million). The remaining balance was settled by the shareholders and so Vale disbursed R$346 (US$67 million) upon completion of the transaction. The Company also derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$160 (US$31 million) recorded as “Equity results and other results in associates and joint ventures” for the year ended December 31, 2023.

i) Midwestern System – In April 2022, the Company entered into an agreement with J&F Mineração (“J&F”) for the sale of Vale’s iron ore, manganese and logistics assets in the Centro-Oeste System, through equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts that were deemed onerous contracts under the Company’s business model for the Midwestern System.

However, these offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of R$5,620 (US$1,121 million) recorded as “(Impairment), reversal of impairment and gains (losses) on disposals) of non-current assets, net”, of which R$1,121 (US$214 million) relates to the property, plant and equipment and R$4,554 (US$916 million) is due to the onerous contract liability, partially offset by losses in working capital adjustments at the closing of the transaction in the amount of R$55 (US$9 million).

In July 2022, the Company completed the transaction and received R$745 (US$140 million). Following the disposal, the Company recorded a gain of R$188 (US$37 million) related to the reclassification of the cumulative translation adjustments from the equity to the income statement, recorded in “Other financial items, net”.

j) California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for R$2,269 (US$437 million). In February 2022, the Company concluded the sale and recorded a gain of R$1,520 (US$292 million) for the year ended December 31, 2022, as “Equity results and other results in associates and joint ventures”, of which R$741 (US$142 million) relates to a gain from the sale and R$779 (US$150 million) is due the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

k) Manganese

Operations in Minas Gerais - In January 2022, the Company completed the sale of its ferroalloy operations in Barbacena and Ouro Preto and its manganese mining operations at Morro da Mina, in the state of Minas Gerais, to VDL Group (“VDL”) for a total consideration of R$210 (US$40 million). As the Company had already adjusted the net assets to the fair value less cost of disposal, the closing did not result in an additional impact on the income statement for 2022.

Operations in Bahia - In 2020, the Company decided to shut down the Simões Filho operation, located in the State of Bahia, the plant was part of Vale Manganês business and produced manganese ferroalloy. In 2022, the Company signed a binding agreement with Minas Ligas for a partial sale of the assets of this plant for R$60 (US$11 million), which resulted in an impairment loss of R$56 (US$10 million) for the year ended December 31, 2022.

52

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

l) Discontinued operations (Coal)

Binding agreement with Vulcan Resources (“Vulcan”)

In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly Vulcan Minerals) for the sale of these assets. Under the sale agreement Vulcan has committed to pay the gross amount of R$1,285 (US$270 million), in addition of a 10-year royalty agreement subject to certain mine production and coal price conditions and so, due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred. In April 2022, the transaction was completed, and the Company recorded a net income from discontinued operations of R$9,818 (US$2,060 million) for the year ended December 31, 2022, which is mainly driven by the reclassification of the cumulative translation adjustments of R$14,636 (US$3,072 million), from the equity to the income statement, which was partially offset by the derecognition of noncontrolling interest of R$2,783 (US$585 million) due to the deconsolidation of the coal assets. Additionally, until the closing of the transaction, the Company recorded losses of R$2,867 (US$589 million) due to the impairment of assets acquired in the period and working capital adjustments.

Net income and cash flows from discontinued operations

Consolidated
Year ended December 31, 2022
Net income from discontinued operations
Net operating revenue	2,308
Cost of goods sold and services rendered	(1,370)
Operating expenses	(64)
Impairment and results on disposals of non-current assets, net	(2,867)
Operating loss	(1,993)
Cumulative translation adjustments	14,636
Derecognition of noncontrolling interest	(2,783)
Financial results, net	(33)
Net income before income taxes	9,827
Income taxes	(9)
Net income from discontinued operations	9,818
Loss attributable to noncontrolling interests	-
Net income attributable to Vale's shareholders	9,818

Consolidated
Year ended December 31, 2022
Cash flow from discontinued operations
Operating activities
Net income before income taxes	9,827
Adjustments:
Impairment and results on disposals of non-current assets, net	2,867
Derecognition of noncontrolling interest	2,783
Financial results, net	(14,603)
Decrease in assets and liabilities	(661)
Net cash generated by operating activities	213

Investing activities
Additions to property, plant and equipment	(201)
Disposal of coal, net of cash	(333)
Net cash used in investing activities	(534)

Financing activities
Payments	(54)
Net cash used in financing activities	(54)
Net cash used in discontinued operations	(375)

53

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

Business combinations - The acquisition method of accounting is used to account for all business combinations, irrespective of whether equity instruments or other assets are acquired. The consideration transferred for acquiring a subsidiary comprises (i) the fair values of the assets transferred; (ii) assumed liabilities of the acquired business; (iii) equity interests issued to the Company; (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement; and (v) the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, initially measured at their fair values on the acquisition date. The Company recognizes any noncontrolling interest in the acquired entity on an acquisition-by-acquisition basis, either at fair value or at the noncontrolling interest’s proportionate share of the acquired entity’s net identifiable assets.

Discontinued operations - The designation as a discontinued operation occurs either upon disposal or when the operation meets the criteria for classification as held for sale if this condition is met earlier. A discontinued operation refers to a component of a Company's business that encompasses cash flows and operations distinguishable from the remainder of the Company, representing a significant separate line of business or geographical area of operations.

The results of discontinued operations are presented in a single amount in the income statement, including the post-tax results of these operations, net of any impairment loss. Cash flows related to operating, investing, and financing activities of discontinued operations are disclosed in a separate note.

Upon classifying an operation as discontinued, the income statements for prior periods are restated as if the operation had been discontinued since the beginning of the comparative period.

Any noncontrolling interest associated with a group disposal held for sale is presented in equity and is not reclassified in the statement of financial position.

18. Intangibles

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2022		16,643	33,570	454	2,754	53,421
Additions		3	4,978	262	28	5,271
Disposals		-	(70)	(1)	-	(71)
Amortization		-	(1,252)	(205)	-	(1,457)
Transfers to held for sale (PTVI)		(334)	-	(3)	-	(337)
Translation adjustment		(513)	-	(5)	-	(518)
Balance as of December 31, 2023		15,799	37,226	502	2,782	56,309
Cost		15,799	45,479	3,072	2,782	67,132
Accumulated amortization		-	(8,253)	(2,570)	-	(10,823)
Balance as of December 31, 2023		15,799	37,226	502	2,782	56,309
Additions		-	2,704	289	4	2,997
Disposals		-	(56)	-	(23)	(79)
Amortization		-	(1,464)	(287)	-	(1,751)
Acquisition of Aliança Energia	17(c)	1,426	4,581	-	21	6,028
Translation adjustment		1,586	-	15	-	1,601
Balance as of December 31, 2024		18,811	42,991	519	2,784	65,105
Cost		18,811	52,806	3,585	2,784	77,986
Accumulated amortization		-	(9,815)	(3,066)	-	(12,881)
Balance as of December 31, 2024		18,811	42,991	519	2,784	65,105

54

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Concessions	Software	Research and development project	Total
Balance as of December 31, 2022	33,570	316	2,754	36,640
Additions	4,978	222	-	5,200
Disposals	(70)	(1)	-	(71)
Amortization	(1,252)	(139)	-	(1,391)
Restructuring of Metals for Energy Transition operations	-	(12)	-	(12)
Balance as of December 31, 2023	37,226	386	2,754	40,366
Cost	45,479	1,778	2,754	50,011
Accumulated amortization	(8,253)	(1,392)	-	(9,645)
Balance as of December 31, 2023	37,226	386	2,754	40,366
Additions	2,689	215	-	2,904
Disposals	(44)	-	-	(44)
Amortization	(1,362)	(171)	-	(1,533)
Balance as of December 31, 2024	38,509	430	2,754	41,693
Cost	48,059	1,992	2,754	52,805
Accumulated amortization	(9,550)	(1,562)	-	(11,112)
Balance as of December 31, 2024	38,509	430	2,754	41,693

a) Concessions – Includes the operating concession contracts of EFC and EFVM (note 15a) and the energy concession contracts for the hydroelectric plants and wind farms of Aliança Geração de Energia S.A. (note 17c).

b) Goodwill – Includes the goodwill derived from acquisition of iron ore and nickel businesses and the goodwill from the incorporation of Valepar into Vale in 2017 which was recognized on the acquisition of Vale controlling interest by Valepar, based on the expected future returns of the ferrous segment. The Company has not recognized the deferred taxes over the goodwill, since there are no differences between the tax basis and accounting basis. Annually, the Company assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 20).

c) Research and development project - Refers to in-process research and development projects and patents identified in the business combination of New Steel Global N.V. acquired in 2019. The intangible assets of research and development are not subject to amortization until the operational phase is reached. Thus, the Company annually assesses the impairment of this asset, or more frequently when an indication of impairment is identified (note 20).

Accounting policy

Intangibles are carried at acquisition cost, net of accumulated amortization and impairment charges.

The estimated useful lives are as follows:

Useful life
Railway concessions	5 to 33 years
Research and development project	19 years
Software	5 years

55

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2022		46,505	41,961	26,006	37,109	12,912	7,592	13,732	48,655	234,472
Additions (i)		-	-	-	-	-	368	-	31,659	32,027
Disposals		(177)	(55)	(74)	(34)	(67)	-	(39)	(658)	(1,104)
Assets retirement obligation	28(b)	-	-	-	1,562	-	-	-	-	1,562
Depreciation, depletion and amortization		(2,307)	(2,578)	(3,676)	(2,235)	(837)	(950)	(1,613)	-	(14,196)
Transfer to asset held for sale - PTVI	17(d)	(3,242)	-	(3,675)	(3,830)	(197)	(42)	(8)	(2,521)	(13,515)
Translation adjustment		(755)	(336)	(833)	(1,260)	(21)	(389)	(286)	(1,064)	(4,944)
Transfers		8,965	5,738	3,795	2,212	855	-	242	(21,807)	-
Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Cost		84,147	71,931	49,992	75,828	21,471	10,690	26,101	54,264	394,424
Accumulated depreciation		(35,158)	(27,201)	(28,449)	(42,304)	(8,826)	(4,111)	(14,073)	-	(160,122)
Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Additions (i)		-	-	-	-	-	501	-	31,536	32,037
Disposals and impairments (ii)		(166)	(2,309)	(530)	(9,975)	(46)	-	(20)	(2,711)	(15,757)
Assets retirement obligation	28(b)	-	-	-	30	-	-	-	-	30
Depreciation, depletion and amortization		(2,354)	(2,950)	(3,724)	(2,578)	(821)	(1,019)	(1,737)	-	(15,183)
Acquisition of Aliança Energia		152	484	1,826	10	-	19	284	407	3,182
Deconsolidation of VODC		-	(48)	(543)	(52)	-	(2,908)	-	(92)	(3,643)
Translation adjustment		1,599	991	1,592	3,117	17	917	878	3,515	12,626
Transfers		5,377	9,163	4,838	4,077	1,137	-	2,142	(26,734)	-
Balance as of December 31, 2024		53,597	50,061	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Cost		94,531	83,838	59,950	78,731	22,559	8,742	29,730	60,185	438,266
Accumulated depreciation		(40,934)	(33,777)	(34,948)	(50,578)	(9,627)	(4,653)	(16,155)	-	(190,672)
Balance as of December 31, 2024		53,597	50,061	25,002	28,153	12,932	4,089	13,575	60,185	247,594

		Parent Company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2022		30,009	33,417	11,864	10,263	12,583	1,514	8,175	28,497	136,322
Additions (i)		-	-	-	-	-	138	-	20,883	21,021
Disposals		(163)	(32)	(56)	(32)	(67)	-	(38)	(387)	(775)
Assets retirement obligation	28(b)	(3,310)	(1,183)	(480)	(2,510)	(1)	(1)	(204)	(1,378)	(9,067)
Depreciation, depletion and amortization		-	-	-	1,753	-	-	-	-	1,753
Merger of subsidiaries		(1,268)	(1,752)	(1,623)	(749)	(794)	(367)	(1,292)	-	(7,845)
Transfers		6,407	4,468	2,388	727	817	-	(6)	(14,801)	-
Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Cost		45,846	50,401	25,362	14,058	21,242	2,775	15,918	32,814	208,416
Accumulated depreciation		(14,171)	(15,483)	(13,269)	(4,606)	(8,704)	(1,491)	(9,283)	-	(67,007)
Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Additions (i)		-	-	-	-	-	220	-	21,583	21,803
Disposals and impairments		(112)	(1,795)	(60)	(11)	(28)	-	(14)	(1,382)	(3,402)
Assets retirement obligation	28(b)	-	-	-	(150)	-	-	-	-	(150)
Depreciation, depletion and amortization		(1,452)	(1,956)	(2,055)	(817)	(810)	(362)	(1,396)	-	(8,848)
Transfers		4,708	7,595	3,141	178	1,129	-	2,124	(18,875)	-
Balance as of December 31, 2024		34,819	38,762	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Cost		50,347	57,896	28,360	14,068	22,354	2,916	17,810	34,140	227,891
Accumulated depreciation		(15,528)	(19,134)	(15,241)	(5,416)	(9,525)	(1,774)	(10,461)	-	(77,079)
Balance as of December 31, 2024		34,819	38,762	13,119	8,652	12,829	1,142	7,349	34,140	150,812

(i) Includes capitalized interest.

(ii) Includes impairment losses recognized in nickel operations in Thompson and Newfoundland and Labrador in the amounts of R$8,566 (US$1,405 million) and R$3,292 (US$540 million), respectively (note 20a). In addition, there were other impairment losses in the amount of R$1,613 (US$265 million) and other disposals in the amount of R$2,286 (US$401 million).

56

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

For more details regarding right of use and lease liability see note 25.

Accounting policy

Property, plant, and equipment are recorded at the cost of acquisition or construction, net of accumulated depreciation and impairment charges.

Mineral properties developed internally are determined by (i) direct and indirect costs attributed to build the mining facilities, (ii) financial charges incurred during the construction period, (iii) depreciation of other fixed assets used during construction, (iv) estimated decommissioning and site restoration expenses, and (v) other capitalized expenditures during the development phase (phase when the project demonstrates its economic benefit to the Company, and the Company has ability and intention to complete the project).

The depletion of mineral properties is determined based on the ratio between production and total proven and probable mineral reserves.

Property, plant and equipment, other than mineral properties are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use and are capitalized, except for land which is not depreciated.

The estimated useful lives are as follows:

Useful life
Buildings	3 to 50 years
Facilities	3 to 50 years
Equipment	3 to 40 years
Wagons	30 to 45 years
Railway equipment	5 to 37 years
Vessels	20 to 25 years
Other	2 to 50 years

The residual values and useful lives of assets are reviewed at the end of each reporting period and adjusted if necessary.

Expenditures and stripping costs

(i) Exploration and evaluation expenditures - Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial viability of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mineral properties.

(ii) Expenditures on feasibility studies, new technologies and others research - The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

(iii) Maintenance costs - Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

(iv) Stripping Costs - After the effective proof of economic feasibility and commercial viability of the field, the cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of the mineral properties. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant ore deposit. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the ore deposits, over the useful life of the ore deposits.

57

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Critical accounting estimates and judgments

Mineral reserves - The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to make assumptions about expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mineral properties, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation, environmental recovery of mines and impairment of long-lived asset. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges and assessments of impairment.

20. (Impairment), reversal of impairment and gain (losses) on disposal of non-current assets

The Company tested for impairment the cash-generating units (“CGU”) for which a triggering event was identified and also for the goodwill. The recoverable amount of each CGU under the Company’s impairment test was assessed using the fair value less costs of disposal model (“FVLCD”), through discounted cash flow techniques, which is classified as “level 3” in the fair value hierarchy, taking into consideration offers and purchase agreements, when applicable.

The cash flows were projected in real terms and discounted using a post-tax discount rate expressed in real terms, representing an estimate of the rate a market participant would apply, considering the time value of money and the specific risk of the asset. The Company used the weighted average cost of capital (“WACC”) of the mining segment as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGU operate.

Climate change

As described in note 4, the potential financial impacts of climate change and the transition to a low-carbon economy were considered in the assessment of the Company’s critical accounting estimates, including indicators of impairment, such as: (i) Decreases in the demand for the Company’s commodities, due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change; (ii) physical impacts related to risks resulting from increased frequency or severity of extreme weather events, and those related to chronic risks resulting from longer-term changes in climate patterns; and (iii) investments related to decarbonization.

a) Impairment test on assets related to nickel operations

In the year ended December 31, 2024, the Company identified impairment triggers related to its nickel operations in Thompson and Newfoundland and Labrador, both located in Canada. For both impairment tests, the main assumptions are detailed below:

2024
Measurement of recoverable value	FVLCD
Discount rate	5.0%-6.0%
Period of cash flow projections	2035-2049
Range of nickel forecasted prices	US$/t 16,662 – 21,000

Nickel Operation in Thompson, Canada

Nickel concentrate is shipped from Thompson to be processed into finished and sealable material at another Vale Canada asset, and then sold and delivered to customers. Therefore, the assets associated with the Thompson operation are part of the CGU that processes the nickel concentrate from Thompson. In January 2025 (subsequent event), the Company has launched a strategic review to explore and evaluate a range of alternatives, including the potential sale, for its mining and exploration assets related with the nickel operation in Thompson.

58

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Vale reviewed the business plan for this operation according to the new strategy and measured the recoverable amount, which resulted in an impairment loss of R$8,566 (US$1,405 million) recognized in the income statement for the year ended December “reversal (impairment) and gains (losses) on disposal of non-current assets, net”. The carrying amount of this CGU after the impairment loss is R$25,983 (US$4,196 million) as of December 31, 2024.

Nickel Operation in Newfoundland and Labrador, Canada

Since 2015, the Company has been developing the Voisey’s Bay mine expansion project in the Vale Newfoundland and Labrador operation, a subsidiary of the Company that is considered a CGU. This project represented a significant shift from open-pit-only to two underground mining operations at Voisey's Bay site.

In December 2024, the expansion project was concluded, which was the beginning of its ramp-up phase. The Company identified operational challenges related to the production and processing ore extracted from the underground mines, resulting in the revision of production costs and sustaining investments for this CGU.

Due to the increase in operating and investment costs associated solely with this CGU, Vale considered it as a triggering event for impairment testing. The test resulted in an impairment loss of R$3,292 (US$540 million) recognized in the income statement as “reversal (impairment) and gains (losses) on disposal of non-current assets, net”. The carrying amount of this CGU after the impairment loss is R$14,892 (US$2,405 million) as of December 31, 2024.

b) Impairment testing for the goodwill and other intangibles

Goodwill allocated to nickel operations

	2024	2023
Carrying amount	10,249	8,663
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	5.0% - 6.0%	5.6% - 5.9%
Period of cash flow projections	2035-2049	2034-2048
Range of nickel forecasted prices	US$/t 16,662 – 21,000	US$/t 18,000 – 23,000
Sensitivity of key assumptions	A 19.2% reduction in the long-term prices of all commodities or a 5.7% reduction in volumes would, alone, result in an estimated recoverable amount equal to the carrying value.	A 14.2% reduction in the long-term prices of all commodities or a 4.3% reduction in volumes would, alone, result in an estimated recoverable amount equal to the carrying value.

Goodwill allocated to iron ore and pellet operations

	2024	2023
Carrying amount	7,133	7,133
Impairment testing results	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.	The recoverable amount of the operating segments is higher than the carrying amount and, therefore, there is no impairment to be recognized.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	7.2%	7.0%
Period of cash flow projections	2054	2053
Range of iron ore forecasted prices	US$/t 78 – 95	US$/t 75 - 98
Sensitivity of key assumptions	A 25% reduction in the long-term prices of all commodities or a 57% reduction in reserves would, alone, result in an estimated recoverable amount equal to the carrying value.	A 34% reduction in the long-term prices of all commodities or a 61% reduction in reserves would, alone, result in an estimated recoverable amount equal to the carrying value.

59

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Other intangibles - Research and development project (note 18)

	2024	2023
Carrying amount	2,754	2,754
Impairment testing results	The recoverable amount of the CGU is higher than the carrying amount and, therefore, there is no impairment to be recognised.	The recoverable amount of the CGU is higher than the carrying amount and, therefore, there is no impairment to be recognised.
Measurement of recoverable value	FVLCD	FVLCD
Discount rate	7.2%	7.0%
Useful life	16 years of useful life	16 years of useful life
Range of iron ore forecast prices	US$/t 78– 95	US$/t 80 - 98
Sensitivity of key assumptions	A 12.3% reduction in the prices of all commodities or a 54.8% reduction in processing and beneficiating iron ore volumes would, alone, result in an estimated recoverable amount equal to the carrying value of this CGU.	A 7,5% reduction in the prices of all commodities or a 67% reduction in processing and beneficiating iron ore volumes would, alone, result in an estimated recoverable amount equal to the carrying value of this CGU.

c) Gains (losses) recorded on the purchase and sale of non-current assets

In the past few years, the Company has invested and divested on assets, as detailed in note 17 to these financial statements. These transactions resulted in material impacts on Vale's results, which were recorded under "Impairment reversal (impairment and disposals) of non-current assets, net", as summarized below:

•	Purchase of equity interest in Anglo American Minério de Ferro Brasil S.A. (note 17a) – In December 2024, the Company concluded the purchase of 15% interest in Anglo American Minério de Ferro Brasil S.A., the company that currently owns the Minas-Rio complex, in Brazil. As part of the consideration transferred for the equity interest acquired, Vale contributed with Serra da Serpentina iron ore resources in the amount of R$4,573 (US$750 million) and recognized a gain of R$3,815 (US$626 million) in the income statement for the year ended December 31, 2024 as “reversal (impairment) and gains (losses) on disposal of non-current assets, net” due to the difference between the fair value and the carrying amount of the iron ore resources of Serra da Serpentina. This gain was recognized to the extent of the other investor’s interest in the investee.

•	Divestment on Vale Oman Distribution Center (note 17b) – In September 2024, the Company concluded the sale of 50% equity interest in Vale Oman Distribution Center for R$3,325 (US$600 million), reducing Vale’s stake from 100% to 50% and changing its status from a subsidiary to a joint venture. As a result of the transaction, the Company recognized a gain of R$6,776 (US$1,222 million) in the income statement for the year ended December 31, 2024 as “Other operating expenses, net”. This gain is due to (i) the result of the sale of the equity interest in the amount of R$3,078 (US$555 million), (ii) the result of the remeasurement to fair value of the remaining interest in the amount of R$3,078 (US$555 million), and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of R$620 (US$112 million).

•	Divestment on PT Vale Indonesia Tbk (note 17d) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%, changing its status from a subsidiary to an associate. As result, the Company recognized a gain of R$5,710 (US$1,059 million) in the income statement for the year ended December 31, 2024, as " reversal (impairment) and gains (losses) on disposal of non-current assets, net". This gain is due to the reclassification of cumulative translation adjustments of R$5,728 (US$1,063 million) and the gain on remeasurement of the interest retained at fair value of the R$3,654 (US$657 million), net of the loss on the reduction in PTVI stake in the amount of R$3,672 (US$661 million).

•	Midwestern system (note 17i) – As a result of the agreement for the sale of these assets to J&F, the Company recorded a gain in the amount of R$5,620 (US$1,121 million) in the income statement for the year ended December 31, 2022 due to the reversal of the impairment of property, plant and equipment, of which R$1,121 (US$214 million) relates to the property, plant and equipment, and R$4,554 (US$916 million) is due to the onerous contract, partially offset by losses of R$55 (US$9 million) due to working capital adjustments at the closing of the transaction.

•	Manganese (note 17k) –The Company has entered into agreements to sell its manganese assets, resulting in an impairment loss of R$56 (US$10 million) recorded in the income statement for the year ended December 31, 2022.

Accounting policy

Impairment of non-financial assets - Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset from a market participant’s perspective, including any expansion prospects. The VIU model is determined as the present value of the estimated future cash flows expected to arise from the asset's continued use in its present form. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. These assumptions are different from those used in calculating fair value, and consequently, the VIU calculation is likely to give a different result to an FVLCD calculation.

Assets with an indefinite useful life and are not subject to amortization are tested annually for impairment.

To assess impairment, assets are grouped at the lowest levels for which there are separately identifiable CGU. Goodwill is allocated to CGU or CGU groups that are expected to benefit from the business combinations in which the goodwill arose and are identified in accordance with the operating segment.

Non-current assets (excluding goodwill) in which the Company recognized impairment in the past are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

Critical accounting estimates and judgments

Significant judgements, estimates and assumptions are required to determine whether an impairment trigger occurred and prepare the Company’s cash flows. Management uses the budgets approved as a starting point, and key assumptions are, but are not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit.

These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and therefore, may affect the recoverable value of assets.

21. Financial and capital risk management

The Company is exposed to several financial and capital risk factors that may impact its performance and equity position. The evaluation of the exposure to financial and capital risks is performed periodically to support decision making process regarding the risk management strategy.

The Company's policy aims at establishing a capital structure that will ensure the continuity of our business in the long term. Within this perspective, the Company has been able to maintain regular dividends payments and interest on capital (“JCP”), to maintain a debt profile suitable for its activities, with an amortization well distributed over the years, thus avoiding a concentration in one specific period.

The Board of Directors establishes and supervises the management of financial risks with the support of the Capital Allocation and Project Advisory Committee that ensures that Company's financial activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and objectives.

The Company has developed its strategy through an integrated view of the risks to which it is exposed, considering not only the risk, generated by variables traded in the financial market (market risk) and the liquidity risk, but also the risk arising from obligations assumed by third parties to the Company (credit risk), among others.

60

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Company uses derivative financial instruments to protect its exposure to these market risks arising from operating, financing, and investment activities, so that Vale does not engage in derivative operations that result in nominal amount exceeding its total exposure. The financial instruments portfolio is reassessed periodically, allowing the monitoring of financial results and their impact on cash flow. The Company applies hedge accounting to its net investment in foreign operation and nickel revenue program.

Risks	Origin of the exposure	Management
Market Risk - Exchange Rate	Financial instruments and other financial liabilities that are not denominated in US$	Derivatives transactions, such as swap and forward operations
Market risk - Interest rate	Loans and financing indexed to different interest rates including, but not limited to, SOFR and CDI	Derivatives transactions, such as swap operations
Market risk - Product and input prices	Volatility of commodity and input prices	Derivatives transactions, such as forward operations and option contracts
Credit Risk	Receivables, derivative transactions, guarantees, advances to suppliers and financial investments	Portfolio diversification and policies for monitoring counterparty solvency and liquidity indicators
Liquidity risk	Contractual or assumed obligations	Availability of revolving credit lines

Method and techniques for valuation of derivatives

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the valuation dates applying pricing techniques widely used by the market.

Swaps are priced by discounting their cash flows by the corresponding rates and currencies, while forward and futures contracts use the forward curves of their respective underlying assets. For options, the Company uses the Black & Scholes model and in the case of Asian options the Turnbull & Wakeman model. In all cases, we consider the credit risk of both the Company and the counterparty for the final calculation of fair value. When pricing information is not available from a listed market source, alternative market mechanisms or comparable recent transactions, fair value is estimated based on the Company's outlook.

Effects of derivatives on the statement of financial position

	Consolidated
	December 31, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	321	3,723	3,693	478
Commodities price risk	101	145	253	148
Embedded derivatives	-	2	-	9
Total	422	3,870	3,946	635

	Parent Company
	December 31, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	229	3,615	2,182	976

Net exposure

		Consolidated		Parent Company
	Reference	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Foreign exchange and interest rate risk	21(a.i)	(3,402)	3,215	(3,386)	3,391
Commodities price risk	21(a.ii)	(44)	105	-	-
Embedded derivatives	21(a.ii)	(2)	(9)	-	-
Total		(3,448)	3,311	(3,386)	3,391

61

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Effects of derivatives on the income statement

	Consolidated			Parent Company
	Gain (loss) recognized in the income statement
	Year ended December 31,
	2024	2023	2022	2024	2023
Foreign exchange and interest rate risk	(6,670)	4,457	5,895	(6,795)	4,441
Commodities price risk	(137)	(16)	215	-	-
Embedded derivatives	9	14	(92)	-	-
Total	(6,798)	4,455	6,018	(6,795)	4,441

Effects of derivatives on the cash flows

	Consolidated			Parent Company
	Financial settlement inflows (outflows)
	Year ended December 31,
	2024	2023	2022	2024	2023
Foreign exchange and interest rate risk	(64)	2,346	796	(18)	2,256
Commodities price risk	30	32	98	-	-
Derivatives designated as cash flow hedge accounting	-	420	(1,319)	-	-
Total	(34)	2,798	(425)	(18)	2,256

a) Market risk

a.i) Market risk - Foreign exchange and interest rates

The Company’s cash flow is exposed to the volatility of several currencies against the U.S. dollar. While most of our product prices are indexed to U.S. dollars, most of our costs, expenses and investments are indexed to currencies other than the U.S. dollar, principally the Brazilian real and the Canadian dollar.

The Company can enter into derivative transactions to protect its cash flow against the market risks that arises from its debt obligations and other commitments – mainly currency volatility.

To reduce cash flow volatility, swap and forward operations were implemented to convert the cash flow of commitments, debts and financial obligations in Reais into US$ with exchange rate locks and fixed and floating rate swaps indexed mainly to the interbank deposit certificate ("CDI"), the TJLP and the national consumer price index ("IPCA"). In these swap operations, the Company pays fixed rates in US$ and receives remuneration in R$ fixed or linked to the interest rates of the hedged liabilities.

The Company is also exposed to floating interest rate risks on certain loans and financing. U.S. dollar floating-rate debt consists primarily of loans, including export prepayments, loans with commercial banks, and multilateral organizations. To reduce cash flow volatility, swaps transactions were implemented to convert SOFR-indexed interest rates into fixed-rate loan and financing contracts. In these operations, the Company receives floating rates indexed to SOFR and pays remuneration linked to fixed rates in US$.

	Notional		Fair value		Fair value by year
Flow	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	2025	2026	2027+
Foreign Exchange and Interest Rate Derivatives	US$ 11,490	US$ 6,574	(3,402)	3,215	(910)	(848)	(1,644)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	(3,402)	(17,333)	(31,264)
US$ interest rate inside Brazil decrease	(3,402)	(4,695)	(6,188)
Brazilian interest rate increase	(3,402)	(5,758)	(7,693)
TJLP interest rate decrease	(3,402)	(3,417)	(3,432)
IPCA index decrease	(3,402)	(4,082)	(4,673)
SOFR interest rate decrease	(3,402)	(3,721)	(4,049)
US Treasury rate increase	(3,402)	(3,402)	(3,402)

62

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a.ii) Protection program for product prices and input costs

The Company is also exposed to market risks associated with the price volatility of commodities and inputs, especially freight and fuel costs. In line with its risk management policy, risk mitigation strategies involving commodities are used to reduce cash flow volatility. These mitigation strategies incorporate derivative instruments, predominantly forward, futures and options.

	Notional		Fair value		Fair value by year
Flow	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	2025	2026	2027+
Brent crude oil (bbl)
Options	24,050,625	19,907,250	67	110	67	-	-

Forward Freight Agreement (days)
Freight forwards	3,240	1,210	(65)	33	(65)	-	-

Fixed price nickel sales protection (ton)
Nickel forwards	4,978	3,322	(46)	(38)	(46)	-	-

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)

Brent crude oil (bbl)	Decrease in fuel oil price	67	(441)	(2,609)
Forward Freight Agreement (days)	Decrease in freight price	(65)	(155)	(245)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	(46)	(163)	(280)

Brent Crude Oil - To reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were implemented through buying call options and selling put options on Brent Crude Oil for different portions of the exposure. The derivative transactions were traded over-the-counter.

Freight derivative - To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

Fixed price sales protection - The Company started an operational program to protect nickel sales, converting fixed price commercial contracts with customers to floating price, therefore maintaining the Company’s exposure to price fluctuations. The transactions usually carried out in this program are nickel purchases for future settlement.

Hedge program for products acquisition for resale - The Company started a hedge program with nickel forward transactions with the objective of reducing the risk of price mismatch between the period of purchase and sale of products to third parties. The transactions entered into in 2024 were fully settled within the fiscal year.

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	2025	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	(2)	(9)	(2)	-	-

63

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(2)	(10)	(29)

Embedded derivative (pellet price) in natural gas purchase agreement - The Company has a natural gas purchase agreement in which the amount charged to Vale changes based on the pricing level of the pellets sold by the Company to the market.

a.iv) Hedge accounting

	Consolidated			Parent Company
	Gain (loss) recognized in the other comprehensive income
	Year ended December 31,
	2024	2023	2022	2024	2023
Net investments hedge	(2,750)	683	447	(2,750)	683
Cash flow hedge	-	(88)	50	-	21

Net investment hedge - The Company uses hedge accounting for foreign exchange risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. With the hedge program, the Company's debt with third parties denominated in United States dollars and euros serves as a hedge instrument for investments in these subsidiaries. In March 2021, the Company redeemed all its euro bonds. As a result, the amount of debt designated as a hedge instrument for this investment is R$13,125 (US$2,711 million) as of December 2023. As a result of the hedge program, the impact of the exchange rate variation on the debt denominated in dollars and euros is now partially recorded in other comprehensive income, as “Translation adjustments”.

Cash flow hedge (Nickel) - To reduce the cash flow volatility due to nickel price fluctuations, the Company implemented the Nickel Revenue Hedge Program. In this program, hedging operations were executed, through option contracts, to protect a portion of the projected volume of sales at floating, highly probable realization prices, guaranteeing prices above the average unit cost of nickel production for the protected volumes. In 2023, the program was settled, and no new operations were carried out in 2024. The contracts are traded on the London Metal Exchange or over-the-counter market.

b) Credit risk management

The Company is exposed to credit risk that arises from trade receivables, derivative transactions, guarantees, down payment for suppliers and cash investments. The credit risk management process provides a framework for assessing and managing counterparties’ credit risk and for maintaining our portfolio risk at an acceptable level.

For the commercial credit exposure, which arises from sales to final customers, the risk management area, in accordance with the current delegation level, approves or requests the approval of credit risk limits for each counterparty.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and financial information of the counterparty, as well as qualitative information regarding the counterparty’s strategic position and history of commercial relations.

Based on the counterparty’s credit risk, risk mitigation strategies may be used to manage the Company’s credit risk. The main credit risk mitigation strategies include non-recourse sale of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

b.i) Accounts receivable portfolio

Vale has a diversified accounts receivable portfolio from a geographical standpoint, with Asia, Middle East, North Africa, Europe and Brazil as the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables. Historically, the expected credit loss on the Company’s accounts receivable portfolio is immaterial (note 12).

64

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b.ii) Financial instruments, except for accounts receivable

To manage the credit exposure arising from cash investments and derivative instruments, credit limits are approved to each counterparty with whom the Company has credit exposure. Furthermore, the Company controls the portfolio diversification and monitors different indicators of solvency and liquidity of the different counterparties that were approved for trading. The carrying amount of the financial assets that represent the exposure to credit risk is presented below:

		Consolidated
	Notes	December 31, 2024	December 31, 2023
Cash and cash equivalents	24	30,671	17,474
Short-term investments	24	331	250
Restricted cash		78	22
Judicial deposits	29	-	2,956
Derivative financial instruments		422	3,946
Investments in equity securities	15	337	217
Total		31,839	24,865

		Parent Company
	Notes	December 31, 2024	December 31, 2023
Cash and cash equivalents	24	9,084	4,193
Short-term investments	24	12	14
Restricted cash		24	22
Judicial deposits	29	-	2,956
Derivative financial instruments		229	3,674
Investments in equity securities	15	120	108
Related parties - Other financial assets	32	-	-
Total		9,469	10,967

b.iii) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	December 31, 2024		December 31, 2023
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	2,421	3	1,638	-
Aa3	-	-	205	-
A1	11,605	172	9,790	241
A2	3,220	83	1,497	1,419
A3	4,391	12	899	106
Baa1	6	-	9	-
Baa2	25	-	76	-
Ba1 (i)	4,453	111	413	-
Ba2 (i)	4,881	41	1,391	1,522
Ba3 (i)	-	-	1,806	658
Total	31,002	422	17,724	3,946

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

65

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The available revolving credit facilities are intended to assist short term liquidity management and to enable more efficiency in cash management and were provided by a syndicate of several global commercial banks. The Company has two revolving credit facilities, in the amount of R$30,962 (US$5,000 million), for which R$18,577 (US$3,000 million) have maturity date in 2029 and R$12,385 (US$2,000 million) in 2026. As of December 31, 2024 and 2023, these lines were not drawn.

The Company also is part of supplier finance arrangements to manage its working capital and does not consider these arrangements gives rise to excessive concentrations of liquidity risk. For further details, see note 14 of these financial statements.

Accounting policy

The Company uses financial instruments to hedge its exposure to certain market risks arising from operational, financing and investing activities. Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments (hedge accounting).

At the beginning of the hedge operations, the Company documents the type of hedge, the relation between the hedging instrument and hedged items, its risk management objective and strategy for undertaking hedge operations. The Company also documents, both at hedge inception and on an ongoing basis that the hedge is expected to continue to be highly effective. The Company has elected to adopt the new general hedge accounting model in IFRS 9 and designates certain derivatives as either:

Cash flow hedge - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within "Unrealized fair value gain (losses)". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

Net investment hedge - Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity within "Cumulative translation adjustments". The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in equity are included in the statement of income when the foreign operation is partially or fully disposed of or sold.

Derivatives at fair value through profit or loss - Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are recognized immediately in the income statement.

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods. Assumptions are based on the market conditions, at the end of the year. An analysis of the impact if actual results are different from management's estimates is present under “Sensitivity analysis of derivative financial instruments”.

66

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

22. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		December 31, 2024					December 31, 2023
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	24	30,671	-	-	30,671	17,474	-	-	17,474
Short-term investments	24	-	-	331	331	-	-	250	250
Derivative financial instruments	21	-	-	331	331	-	-	1,311	1,311
Accounts receivable	12	2,313	-	12,287	14,600	1,749	-	18,568	20,317
		32,984	-	12,949	45,933	19,223	-	20,129	39,352
Non-current
Judicial deposits	29(c)	3,326	-	-	3,326	3,861	-	-	3,861
Restricted cash	15	78	-	-	78	22	-	-	22
Derivative financial instruments	21	-	-	91	91	-	-	2,635	2,635
Investments in equity securities	15	-	337	-	337	-	217	-	217
		3,404	337	91	3,832	3,883	217	2,635	6,735
Total of financial assets		36,388	337	13,040	49,765	23,106	217	22,764	46,087

Financial liabilities
Current
Suppliers and contractors	14	26,217	-	-	26,217	25,523	-	-	25,523
Derivative financial instruments	21	-	-	1,220	1,220	-	-	172	172
Loans and borrowings	24	6,316	-	-	6,316	3,986	-	-	3,986
Leases	25	907			907	954			954
Liabilities related to the concession grant	15(a)	2,895	-	-	2,895	2,861	-	-	2,861
Other financial liabilities - Related parties	32	1,803	-	-	1,803	1,404	-	-	1,404
Contract liability and financial liabilities	15	3,637	-	-	3,637	3,676	-	-	3,676
		41,775	-	1,220	42,995	38,404	-	172	38,576
Non-current
Derivative financial instruments	21	-	-	2,650	2,650	-	-	463	463
Loans and borrowings	24	85,282	-	-	85,282	56,389	-	-	56,389
Leases	25	3,507	-	-	3,507	6,075	-	-	6,075
Participative shareholders' debentures	23	-	-	13,727	13,727	-	-	13,912	13,912
Liabilities related to the concession grant	15(a)	11,684	-	-	11,684	15,868	-	-	15,868
Other financial liabilities		198	-	1	199	-	-	1	1
		100,671	-	16,378	117,049	78,332	-	14,376	92,708
Total of financial liabilities		142,446	-	17,598	160,044	116,736	-	14,548	131,284

67

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Parent Company
		December 31, 2024					December 31, 2023
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	24	9,084	-	-	9,084	4,193	-	-	4,193
Short-term investments	24	-	-	12	12	-	-	14	14
Derivative financial instruments	21	-	-	194	194	-	-	1,107	1,107
Accounts receivable	12	27,783	-	880	28,663	36,087	-	1,027	37,114
		36,867	-	1,086	37,953	40,280	-	2,148	42,428
Non-current
Judicial deposits	29(c)	3,208	-	-	3,208	3,532	-	-	3,532
Restricted cash	15	24	-	-	24	22	-	-	22
Derivative financial instruments	21	-	-	35	35	-	-	2,567	2,567
Investments in equity securities	15	-	120	-	120	-	108	-	108
		3,232	120	35	3,387	3,554	108	2,567	6,229
Total of financial assets		40,099	120	1,121	41,340	43,834	108	4,715	48,657

Financial liabilities
Current
Suppliers and contractors	14	15,286	-	-	15,286	15,983	-	-	15,983
Derivative financial instruments	21	-	-	1,124	1,124	-	-	33	33
Loans and borrowings	24	819	-	-	819	3,374	-	-	3,374
Leases	25	367	-	-	367	406	-	-	406
Liabilities related to the concession grant	15(a)	2,895	-	-	2,895	2,861	-	-	2,861
Loans - Related parties	32	14,731	-	-	14,731	15,136	-	-	15,136
Other financial liabilities - Related parties	32	3,380	-	-	3,380	3,753	-	-	3,753
Contract liability and other advances	15	14	-	-	14	19	-	-	19
		37,492	-	1,124	38,616	41,532	-	33	41,565
Non-current
Derivative financial instruments	21	-	-	2,491	2,491	-	-	250	250
Loans and borrowings	24	30,164	-	-	30,164	13,016	-	-	13,016
Leases	25	956	-	-	956	1,024	-	-	1,024
Loans - Related parties	32	58,976	-	-	58,976	49,684	-	-	49,684
Participative shareholders' debentures	21	-	-	13,727	13,727	-	-	13,912	13,912
Liabilities related to the concession grant	15(a)	11,684	-	-	11,684	15,868	-	-	15,868
Other financial liabilities	33	-	-	1	1	-	-	1	1
		101,780	-	16,219	117,999	79,592	-	14,163	93,755
Total of financial liabilities		139,272	-	17,343	156,615	121,124	-	14,196	135,320

b) Hierarchy of fair value

			Consolidated
			December 31, 2024			December 31, 2023
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	24	331	-	-	331	250	-	-	250
Derivative financial instruments	21	-	422	-	422	-	3,946	-	3,946
Accounts receivable	12	-	12,287	-	12,287	-	18,568	-	18,568
Investments in equity securities	15	-	337	-	337	-	217	-	217
		331	13,046	-	13,377	250	22,731	-	22,981

Financial liabilities
Derivative financial instruments	21	-	3,870	-	3,870	-	635	-	635
Participative shareholders' debentures	23	-	13,727	-	13,727	-	13,912	-	13,912
Other financial obligations		-	1	-	1	-	1	-	1
		-	17,598	-	17,598	-	14,548	-	14,548

68

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

			Parent Company
			December 31, 2024			December 31, 2023
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	24	12	-	-	12	14	-	-	14
Derivative financial instruments	21	-	229	-	229	-	3,674	-	3,674
Accounts receivable	12	-	880	-	880	-	1,027	-	1,027
Investments in equity securities	15	-	120	-	120	-	108	-	108
		12	1,229	-	1,241	14	4,809	-	4,823

Financial liabilities
Derivative financial instruments	21	-	3,615	-	3,615	-	283	-	283
Participative shareholders' debentures	23	-	13,727	-	13,727	-	13,912	-	13,912
Financial guarantees	33	-	1	-	1	-	1	-	1
		-	17,343	-	17,343	-	14,196	-	14,196

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

Loans and borrowings are recorded at their contractual values. To determine the market values of these financial instruments traded in public markets, the closing market quotations on the balance sheet dates were used. The Company considers that for the other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

	Consolidated
	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	45,003	44,866	35,112	35,845
Debentures	7,876	7,897	1,070	1,032
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,144	1,144	1,211	1,211
Basket of currencies and bonds in US$ indexed to SOFR	944	960	740	816
Debt contracts in the international market in:
US$, with variable and fixed interest	36,186	36,673	21,808	23,962
Other currencies, with variable interest	55	47	43	43
Other currencies, with fixed interest	390	396	391	410
Total	91,598	91,983	60,375	63,319

	Parent Company
	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	3,103	2,910	2,426	2,311
Debentures	6,680	6,702	1,070	1,032
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	972	972	1,211	1,211
Basket of currencies and bonds in US$ indexed to SOFR	944	959	740	816
Debt contracts in the international market in:
US$, with variable and fixed interest	19,229	19,536	10,899	12,069
Other currencies, with variable interest	55	47	44	43
Total	30,983	31,126	16,390	17,482

69

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

Classification and measurement - The Company classifies financial instruments based on its business model for managing the assets and the contractual cash flow characteristics of those assets. The business model test determines the classification based on the business purpose for holding the asset and whether the contractual cash flows represent only payments of principal and interest.

Financial instruments are measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit measurement at fair value through other comprehensive income (“FVOCI”) or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments are recognized in profit or loss only on disposal.

Investments in equity instruments are measured at FVTPL unless they are eligible to be measured at FVOCI, whose gains and losses are never recycled to profit or loss.

All financial liabilities are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Excepts for Participative shareholders’ debentures and Derivative financial instruments that are measured at FVTPL.

Fair value hierarchy - The Company classifies financial instruments within the fair value hierarchy as:

Level 1: The fair value of financial instruments traded in active markets (e.g. derivatives and publicly traded shares) is based on quoted market prices at the end of the financial statements period.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over the counter derivatives) is determined using valuation techniques that maximize the use of observable market data. If all significant data required for the fair value of an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant data are not based on observable market data, the instrument is included in level 3. The fair value of derivatives classified as level 3 is estimated using discounted cash flows and option valuation models with unobservable inputs of discount rates, stock prices and commodity prices.

23. Participative shareholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing shareholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization shareholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation related to the debentures will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative shareholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources.

The effects on the income statement and on the statement of financial position are shown below:

		Year ended December 31,
	Average price (R$)			Financial results			Liabilities
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Participative shareholders’ debentures	35.33	35.80	36.59	(1,048)	(871)	3,285	13,727	13,912	14,218

70

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Company made available for withdrawal as remuneration the following amounts, as disclosed on the “Shareholders’ debentures report” available on the Company’s website, which were not incorporated by reference:

	Availability date	Remuneration amount
Remuneration for the first half of 2024	October 1, 2024	527
Remuneration for the second half of 2023	April 1, 2024	766
Year ended December 31, 2024		1,293

Remuneration for the first half of 2023	October 2, 2023	535
Remuneration for the second half of 2022	April 3, 2023	637
Year ended December 31, 2023		1,172

Remuneration for the first half of 2022	October 3, 2022	715
Remuneration for the second half of 2021	April 1, 2022	1,120
Year ended December 31, 2022		1,835

Accounting policy

The participative shareholders’ debentures are measured at fair value through profit or loss based on the market approach, representing the amount that would be paid for the acquisition of these securities on the measurement date and, therefore, also implicitly includes the remuneration to the debenture holder. To calculate the fair value of the liabilities, the Company uses the weighted average price of the secondary market trades in the last month of period.

24. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	December 31, 2024	December 31, 2023
Loans and borrowings	91,598	60,375
Leases (note 25)	4,414	7,029
Gross debt	96,012	67,404

(-) Cash and cash equivalents	30,671	17,474
(-) Short-term investments (i)	331	250
(-) Net Cash PTVI (note 17)	-	3,401
Net debt	65,010	46,279

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and Selic Treasury Notes (“LFTs”), which are floating-rate securities issued by the Brazilian government.

b)    Cash and cash equivalents

	Consolidated
	December 31, 2024	December 31, 2023
R$	10,580	4,612
US$	18,877	12,182
Other currencies	1,214	680
Total	30,671	17,474

71

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)	Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Quoted in the secondary market:
US$ Bonds (ii)	6.04%	-	-	44,502	34,649
R$, Debentures (iii)	7.28%	419	463	7,375	573
Debt contracts in Brazil in (iv):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	8.19%	253	239	887	968
Basket of currencies and bonds in US$ indexed to SOFR	9.92%	-	-	929	726
Debt contracts in the international market in:
US$, with variable and fixed interest	5.35%	4,433	2,416	31,222	19,104
Other currencies, with variable interest	3.94%	-	-	55	44
Other currencies, with fixed interest	4.47%	71	59	312	325
Accrued charges		1,140	809	-	-
Total		6,316	3,986	85,282	56,389

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Quoted in the secondary market:
US$,Bonds (ii)	5.66%	-	-	3,042	2,378
R$, Debentures (iii)	6.80%	195	463	6,417	573
Debt contracts in Brazil in (iv):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	239	239	729	968
Basket of currencies and bonds in US$ indexed to SOFR	6.09%	-	-	929	726
Debt contracts in the international market in:
US$, with variable and fixed interest	5.22%	-	2,421	18,992	8,327
Other currencies, with variable interest	3.94%	-	-	55	44
Accrued charges		385	251		-
Total		819	3,374	30,164	13,016

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of December 31, 2024.

(ii) In June 2024, the Company issued bonds of R$5,389 (US$1 billion) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

(iii) In October 2024, the Company issued debentures of R$6 billion (US$1 billion) in Brazil with a coupon indexed to an inflation rate (IPCA) plus a spread from 6.38% to 6.43% per year, payable semi-annually, and maturing in 2034, 2036 and 2039. The proceeds were received in November 2024 and will be used in infrastructure projects related with the railway concessions.

(iv) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracts in Brazil, resulting in an average cost of 3.32 per year in US$.

The reconciliation of loans and financing with cash flows resulting from financing activities is presented in Note 11(C).

72

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

ii) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2025	5,179	5,366	437	1,810
2026	902	5,049	429	1,784
2027	10,491	4,673	4,598	1,632
2028	5,263	4,360	5,095	1,418
Between 2029 and 2031	23,051	7,449	7,137	2,036
2032 onwards	45,572	23,704	12,902	5,351
Total	90,458	50,601	30,598	14,031

(i) Based on interest rate curves and foreign exchange rates applicable as of December 31, 2024 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

For the year ended in 2024, 4% of total interest incurred in Loans and borrowings was capitalized (2023: 2%) (note 7). Loan and Borrowing costs that are not capitalized are recognized in the income statement of the year in which they are incurred.

Covenants

As of December 31, 2024, under the terms of certain financial liabilities which has a total carrying amount of R$16,696 (US$2,696 million) (2023: R$11,955 (US$2,469 million)), the Company is required to comply with the following financial covenants at the end of each annual reporting period:

•	Leverage: The debt must be not more than 4.5x adjusted EBITDA; and
•	Interest coverage: The adjusted EBITDA must be not less than 2x interest expenses.

The Company has complied with these covenants as of December 31, 2024, and 2023 and the next measurement date will be at the end of the next annual reporting period.

Vale is also subject to non-financial covenants ordinarily used in the market, such as compliance with certain governance and environmental requirements, among others. The Company has complied with these covenants as of December 31, 2024 and 2023.

Accounting policy

Loans and borrowings are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Income statement over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs. The Company contracts derivatives to protect its exposure to changes in debt cash flows, changing the average cost of debts that have hedge derivatives contracted.

Loans and borrowing costs are capitalized as part of property, plants and equipment if those costs are directly related to a qualified asset. The capitalization occurs until the qualified asset is ready for its intended use. Interest on loans and borrowing not capitalized is recognized in profit or loss for the year when incurred.

73

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

25. Leases

a) Right of use

							Consolidated
	December 31, 2023	Additions and contract modifications	Depreciation	Acquisition of Aliança Energia	Deconsolidation of VODC	Translation adjustment	December 31, 2024
Ports	3,040	18	(235)	-	(2,908)	401	316
Vessels	2,008	-	(341)	-	-	521	2,188
Pelletizing plants	933	-	(256)	-	-	-	677
Properties	388	290	(111)	17	-	-	584
Energy plants	165	-	(30)	-	-	37	172
Other	45	193	(46)	2	-	(42)	152
Total	6,579	501	(1,019)	19	(2,908)	917	4,089

				Parent Company
	December 31, 2023	Contract additions and changes	Depreciation	December 31, 2024
Pelletizing plants	933	-	(256)	677
Properties	351	203	(103)	451
Other	-	17	(3)	14
Total	1,284	220	(362)	1,142

b) Leases liabilities

	Consolidated
	December 31, 2023	Additions and contract modifications	Payments (i)	Interest	Acquisition of Aliança Energia	Deconsolidation of VODC	Translation adjustment	December 31, 2024
Ports	3,303	18	(295)	97	-	(3,232)	442	333
Vessels	1,922	-	(335)	79	-	-	536	2,202
Pelletizing plants	1,002	-	(264)	40	-	-	-	778
Properties	491	290	(135)	23	20	-	(25)	664
Energy plants	239	-	(33)	14	-	-	48	268
Other	72	193	(46)	5	2	-	(57)	169
Total	7,029	501	(1,108)	258	22	(3,232)	944	4,414
Current liabilities	954							907
Non-current liabilities	6,075							3,507
Total	7,029							4,414

	Parent Company
	December 31, 2023	Additions and contract modifications	Payments (i)	Interest	December 31, 2024
Pelletizing plants	1,002		(264)	40	778
Properties	428	203	(116)	15	530
Other	-	17	(2)	-	15
Total	1,430	220	(382)	55	1,323
Current liabilities	406				367
Non-current liabilities	1,024				956
Total	1,430				1,323

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$1,365 (US$253 million) recorded in the income statement for the year ended December 31, 2024 (2023: R$557 (US$112 million) and 2022: R$1,897 (US$367 million)).

74

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

Consolidated
	2025	2026	2027	2028	2029 onwards	Total	Remaining term (years)	Discount rate
Ports	155	74	6	6	111	352	2 to 18	4% to 5%
Vessels	365	334	328	316	1,164	2,507	1 to 8	3% to 4%
Pelletizing plants	241	80	80	80	390	871	1 to 8	2% to 6%
Properties	93	87	74	74	136	464	1 to 14	2% to 6%
Energy plants	50	37	31	31	204	353	2 to 5	5% to 6%
Other	56	37	19	19	19	150	1 to 4	3% to 6%
Total	960	649	538	526	2,024	4,697

Accounting policy

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the lease term or the end of the useful life of the right-of-use asset.

The Company does not recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and/or leases of low-value assets. The payments associated to these leases are recognized as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including in-substance fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) the exercise price under a purchase option or renewal option that are under the Company’s control and is reasonably certain to be exercised.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

75

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

26. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses in relation to tailings management, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Consolidated			Parent Company
	2024	2023	2022	2024	2023
Integral Reparation Agreement	261	(191)	-	261	(191)
Other obligations	(953)	(2,135)	(2,078)	(953)	(2,135)
Incurred expenses	(2,039)	(2,421)	(3,526)	(2,039)	(2,421)
Insurance (i)	61	149	23	61	149
Expenses related to Brumadinho event	(2,670)	(4,598)	(5,581)	(2,670)	(4,598)

(i) The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance.

Changes in the provisions during 2024

	Consolidated
	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	December 31, 2024
Integral Reparation Agreement
Payment obligations	2,720	(88)	287	(1,034)	1,885
Provision for socio-economic reparation and others	2,867	(323)	280	(799)	2,025
Provision for social and environmental reparation	4,080	150	429	(1,359)	3,300
	9,667	(261)	996	(3,192)	7,210
Other obligations
Tailings containment, geotechnical safety and environmental reparation	3,311	292	309	(791)	3,121
Individual indemnification	403	114	91	(307)	301
Other	1,433	547	230	(644)	1,566
	5,147	953	630	(1,742)	4,988

Liability	14,814	692	1,626	(4,934)	12,198

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at an annual rate in real terms, which increased from 6.58% on December 31, 2023, to 7.88% on December 31, 2024.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the

Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Settlement for Integral Reparation includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

76

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

For the measures described in item (i) and (ii), the amounts are specified in the agreement. For the execution of the environmental recovery actions has no cap limit despite having been estimated in the Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba. In 2024, the revision of estimates to carry out these actions resulted in the provision complement amounting to R$292 (US$42 million) (2023: R$980 (US$200 million)).

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

The Court will review the admissibility of Vale's Motion for Summary Judgment through the consideration of a pre-motion letter submitted by Vale. Additionally, in 2024, there was a hearing with the Judge to consider Motion for Class Decertification filed by Vale and oral arguments on the relevance of expert opinions presented by the Plaintiffs' experts. A decision from the Court on Vale's requests is currently pending.

In November 2021, a new Complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") is currently pending.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is named as a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also named as a respondent in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$291 million). In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$630 million). In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately R$3,000 (US$485 million), which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

77

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate about the amount can be made. The initial recognition of a provision is presented as 'Other operating revenues (expenses), net' in the income statement.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation. The effect related to the passage of time is presented in the income statement of the respective period as financial results.

Critical accounting estimates and judgments

The provision for social, economic and environmental reparation may be affected by factors including, but not limited to: (i) changes in the current estimated market price of the direct and indirect cost related to products and services, (ii) changes in timing for cash outflows, (iii) changes in the technology considered in measuring the provision, (iv) number of individuals entitled to the indemnification payments, (v) resolution of existing and potential legal claims, (vi) demographic assumptions, (vii) actuarial assumptions, and (viii) updates in the discount rate.

Thus, the amounts actually incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used and which depend on several factors, some of which are not under the Company's control. These changes could result in a material impact on the amount of the provision in future periods. At each presentation date of its financial statements, the Company will reassess the main assumptions used in the preparation of projected cash flows and will adjust the provision, when applicable.

27. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socio-environmental and socio-economic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements were not fully implemented within the established period, and the involved parties began initiated further negotiations to seeking a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) are considering the general terms for a entered into a settlement new agreement (“Definitive Settlement”) on integral and definitive reparation of the impacts of Fundão dam collapse, in Mariana, Minas Gerais. The agreement was ratified in November 2024.

The Definitive Settlement replaced all of the previously signed agreements, and addressed the claims related to the Fundão dam collapse that were brought by Brazilian public authorities that signed the agreement, from the perspective of socioenvironmental and socioeconomical damages.

78

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The total amount of the Definitive Agreement is R$170 billion (US$31.7 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	R$38 billion (US$7.9 billion) already incurred, from the date of the dam collapse until the Definitive Settlement, by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance,
•	R$100 billion (US$18 billion) to be paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, the municipalities and which will also be used by Justice Institutions, to fund compensatory programs and actions tied to public policies, and
•	R$32 billion (US$5.8 billion) in performance obligations by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

The judicial ratification of the Definitive Settlement ended a series of relevant lawsuits, moved by public authorities and justice institutions in Brazil. Vale, jointly with BHPB and Samarco, is requiring the termination and archive of these proceedings.

b) Provision related to the Samarco dam failure

As a result of the Definitive Agreement, the Company recognized an addition to the provision in the amount of R$5,299 (US$956 million) and reflects the change in Vale’s assessment of potential outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure.

Changes in the provision

Total
Balance as of December 31, 2023	21,431
Addition to the provision due to the Definitive Agreement	5,299
Monetary and present value adjustments	603
Disbursements	(4,651)
Balance as of December 31, 2024	22,682

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which increased from 5.22% on December 31, 2023, to 7.30% on December 31, 2024.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London Contribution claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the first phase of the trial began in October 2024 expected to last until March 2025. It is estimated that the first-stage judgment will be handed down in the third quarter of 2025. The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss.

79

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately R$5,921 (EUR920 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015.

In addition, in 2024, three rogatory letters were fulfilled in Brazil, sent by the Amsterdam court, so that Vale could be notified about the filing of the lawsuit and the seizure orders. In the records of these rogatory letters, Vale has already anticipated its understanding about the lack of jurisdiction of the Dutch Justice to analyze the claims of the initial petition.

The first court event for Vale in the Dutch court is expected to take place in the first quarter of 2025. The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss.

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing R$24 billion (US$4.8 billion) of financial debt held by creditors was exchanged for approximately R$19 billion (US$3.9 billion) of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at R$5 billion (US$1 billion ) from 2024 to 2030 and additional contributions after that period due to the Samarco’s projected cash flows generation.

e) Tax consequences for Vale arising from the consensual restructuring plan of Samarco

The plan provides that additional cash demands from Renova Foundation will be made through capital contributions to Samarco. The contributions have been carried out directly by Vale and BHPB to the Renova Foundation on behalf of Samarco and, therefore, they were deemed tax deductible as incurred, according to the Brazilian tax regulation. Therefore, due to the change in the mechanism to fund Renova, Vale will no longer be allowed to deduct future payments from its income tax computation as they are not tax deductible in Brazil. Thus, the deferred income tax asset over the provision in the amount of R$5,468 (US$1,078 million) was reversed in full, with the corresponding impact in the income statement for the year ended December 31, 2023, recorded as “Income taxes” (note 9a).

f) Summarized financial information

The summarized financial information of Samarco are as follows. The stand-alone financial statements of Samarco may differ from the financial information reported herein, which is prepared considering Vale’s accounting policies.

		Year ended December 31,
	2024	2023
Current assets	4,078	2,576
Non-current assets	18,107	17,382
Total assets	22,185	19,958

Current liabilities	24,930	16,179
Non-current liabilities	109,001	58,963
Total liabilities	133,931	75,142
Negative reserves	(111,746)	(55,184)

(Loss) net income for the year ended	(39,747)	12,922

80

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made. The provision is recorded as "Equity method results and other results in associates and joint ventures" in the income statement.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation. The effect related to the passage of time is presented in the income statement of the respective period as financial results.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to the Samarco dam failure requires the use of assumptions and estimates, which may significantly change due to: (i) the cost to complete the programs under the Definitive Agreement, (ii) the extent to which Samarco will be able to directly pay its future obligations related to remediation and compensation, considering that its cash flow projections mainly depend on Samarco's ability to resume maximum production levels and commodity prices, (iii) resolution of potential and existing legal claims, and (iv) updates to the discount rate.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

28. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. These obligations are regulated by the ANM at the federal level and by environmental agencies at the state level. Among the requirements, the decommissioning plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statements

		Consolidated			Parent Company
	Notes	2024	2023	2022	2024	2023
De-characterization of upstream geotechnical structures	28(a)	1,141	(750)	(375)	1,141	(750)
Asset retirement obligations	28(b)	105	(25)	(115)	70	(55)
Environmental obligations	28(b)	(315)	(349)	(173)	(153)	(278)
		931	(1,124)	(663)	1,058	(1,083)

81

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Changes in the provisions during 2024

				Consolidated
	De-characterization of upstream geotechnical structures	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2023	16,704	18,298	2,418	37,420
Revision to estimates - amounts for closed plants charged to the income statement (i)	(1,141)	(105)	315	(931)
Revision to estimates – capitalized amounts for operating plants	-	35	214	249
Disbursements	(2,876)	(1,182)	(496)	(4,554)
Acquisition of Aliança Energia	-	16	112	128
Monetary and present value adjustments	1,019	618	121	1,758
Translation adjustment	-	1,554	65	1,619
Balance as of December 31, 2024	13,706	19,234	2,749	35,689

				Parent Company
	De-characterization of upstream geotechnical structures	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2023	16,704	8,459	1,728	26,891
Revision to estimates - amounts for closed plants charged to the income statement (i)	(1,141)	(70)	153	(1,058)
Revision to estimates – capitalized amounts for operating plants	-	(148)	176	28
Disbursements	(2,876)	(910)	(378)	(4,164)
Monetary and present value adjustments	1,019	479	104	1,602
Incorporation of subsidiaries	-	-	22	22
Balance as of December 31, 2024	13,706	7,810	1,805	23,321

(i) Includes the reduction of the liability for the de-characterization of upstream geotechnical structures in the amount of R$1,141 (US$206 million), substantially due to the update in the discount rate, which increased from 5.41% on December 31, 2023, to 7.36% on December 31, 2024. The cash flows of the obligations are projected over a period of up to 14 years.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 26) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its tailings dams and dikes built under the upstream method, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Laws and regulations related to dam safety

In December 2023, the government of Minas Gerais published decree No. 48,747, which regulates the measurement and execution of environmental guarantees individually for each dam, based on the reservoir area, classification and purpose of the dam, and estimated de-characterization costs and should be kept throughout the useful life of the dam, from its startup phase until the de-characterization and socio-environmental recovery.

In September 2024, the Company submitted environmental guarantee proposals to the government with a total amount of R$1.7 billion (US$274 million), which will be meet by providing property mortgage and property fiduciary lien, financial guarantees or insurance and Vale expects that the financial costs to be incurred will be immaterial.

In December 2024, the government of Minas Gerais published Decree No. 48.977, which amended Decree No. 48.747 and established a new implementation schedule for the guarantees, which should have a maximum term of 3 years from the approval of the proposals by the government of Minas Gerais, with half of this amount within 12 months and the remainder within the following 2 years.

82

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of R$816 (US$152 million) for the year ended December 31, 2024 (2023: R$1,094 (US$218 million) and 2022: R$1,392 (US$269 million)). The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Liability by geographical area
Brazil	11,052	11,683	9,616	10,187	7.38%	5.47%	2132	2132
Canada	9,412	7,710	-	-	1.44%	1.30%	2152	2150
Oman	879	766	-	-	3.66%	3.19%	2035	2035
Other regions	640	557	-	-	2.77%	2.04%	-	-
	21,983	20,716	9,616	10,187
Operating plants	15,526	16,046	5,516	7,508
Closed plants	6,457	4,670	4,100	2,679
	21,983	20,716	9,616	10,187

Decommissioning plan and future use

The implementation and execution of future use projects, after the decommissioning, is not required by law and is therefore not included in the provision. However, the Company has been studying a governance to assess the future use, considering its aptitudes, post-operational usage intention, socio-economic development of the community and the characteristics of the physical and biotic environments in which Vale operates. Any future obligations, if assumed by Vale, may result in material impact on the amount of the provision.

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made.

Provisions are recognized and subsequently measured at the present value of the estimated expenditures required to settle the Company's obligation.

The cost corresponding to the initial recognition of the provision and subsequent updates due to revisions in estimates is capitalized as part of property, plant, and equipment and depreciated over the useful life of the related mining assets. When future economic benefits are no longer expected from the operation, changes in estimates are recognized as "other operating revenues (expenses), net" in the income statement for the respective period. The effect related to the passage of time is presented in the income statement for the respective period as financial results.

Critical accounting estimates and judgments

De-characterization of dam structures -

The definition of the main critical assumptions and estimates applied by the Company in the de-characterization provision is supported by internal and external engineering and geology advisors and considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geological studies and new hydrological information; and (vii) discount rate update.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Asset retirement obligations - The definition of the main critical assumptions and estimates applied by the Company in the asset retirement obligations and environmental obligations is supported by internal and external engineering and geology advisors and considers, among others: interest rate, cost of closure, useful life of the mining asset considering the current conditions of closure and the projected date of depletion of each mine. Any changes in these assumptions may significantly impact the recorded provision. Therefore, the estimated costs for closure of the mining assets are deemed to be a critical accounting estimate and annually reviewed.

83

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

29. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a) Provision for legal and administrative proceedings

Effects in income statements

	Consolidated			Parent Company
	2024	2023	2022	2024	2023
Tax litigations	(473)	38	(212)	(440)	37
Civil litigations	(140)	(341)	(195)	(160)	(321)
Labor litigations	(1,051)	(834)	(355)	(1,032)	(808)
Environmental litigations	(17)	(1)	(31)	(16)	-
Total	(1,681)	(1,138)	(793)	(1,648)	(1,092)

Changes in the provisions during 2024

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2023	441	1,834	2,490	72	4,837
Review of estimates and provision adjustment	473	140	1,051	17	1,681
Payments	(83)	(382)	(596)	(2)	(1,063)
Indexation and interest	414	164	44	12	634
Acquisition of Aliança Energia	-	34	-	149	183
Balance as of December 31, 2024	1,245	1,790	2,989	248	6,272

84

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2023	410	1,504	2,451	60	4,425
Review of estimates and provision adjustment	440	160	1,032	16	1,648
Payments	(52)	(258)	(574)	(1)	(885)
Indexation and interest	406	169	44	9	628
Incorporation of subsidiaries	7	-	1	-	8
Balance as of December 31, 2024	1,211	1,575	2,954	84	5,824

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of

Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

The lawsuits related to Brumadinho event (note 26) and the Samarco dam failure (note 27) are presented in its specific notes to these financial statements and, therefore, are not disclosed above.

b)       Contingent liabilities

	Consolidated		Parent Company
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Tax litigations	37,122	35,023	36,309	34,287
Civil litigations	7,891	6,613	6,444	5,500
Labor litigations	1,809	1,829	1,683	1,731
Environmental litigations	6,499	6,394	4,673	4,750
Total	53,321	49,859	49,109	46,268

The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is considered possible are presented by nature as follows. The proceedings related to Brumadinho event (note 26) and the Samarco dam failure (note 27) are presented in its specific notes to these financial statements.

Tax proceedings - Financial compensation for the exploration of mineral resources (“CFEM”)

The Company is engaged in numerous administrative and judicial proceedings related to the mining royalty known as CFEM. These proceedings arise from assessments by the Brazilian National Mining Agency (“Agência Nacional de Mineração – ANM”, former “DNPM”), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments, in addition to CFEM charges on pellet sales and the revenues from sales made by our foreign subsidiaries. The Company estimates the possible losses resulting from these proceedings to be R$11,358 (US$1,835 million) as of December 31, 2024 (December 31, 2023: R$10,320 (US$2,132 million)).

Tax proceedings – PIS/COFINS

The Company is a party to several claims related to the alleged misuse of PIS and COFINS credits (federal taxes levied on the companies’ gross revenue). Brazilian tax legislation authorizes taxpayers to deduct PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items. The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven. The Company is discussing the afore mentioned charges related to credits determined as of 2002. The chances of loss related to these lawsuits classified as possible total R$14,397 (US$2,326 million) as of December 31, 2024 (December 31, 2023: R$10,640 (US$2,198 million)).

85

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Tax proceedings – Tax on Services (“ISS”)

The Company is party to several administrative and judicial proceedings related to the collection of ISS in several Brazilian municipalities. The tax authorities’ main allegations for those proceedings are: (i) the tax basis used for computing the tax payable was incorrect; (ii) failure to pay ISS related to third-party property and business management services; and (iii) the incidence of ISS over own goods port handling services (“self-service”). As of December 31, 2024, the total amount of the possible loss is R$4,574 (US$739 million) (December 31, 2023: R$3,573 (US$738 million)).

Tax proceedings – Value added tax on services and circulation of goods (“ICMS”)

The Company is engaged in several administrative and judicial proceedings relating to additional charges of ICMS by the tax authorities of different Brazilian states. In each of these proceedings, the tax authorities claim that (i) misuse of tax credit; (ii) the Company is required to pay the ICMS on acquisition of electricity (iii) operations related to the collection of tax rate differential (“DIFAL”) and (iv) incidence of ICMS on its own transportation. The total amount classified as a possible loss is R$2,407 (US$389 million) as of December 31, 2024 (December 31, 2023: R$2,835 (US$586 million)).

Environmental litigations – Iron ore operations in Itabira

The Company is a party to two lawsuits filed by the municipality of Itabira, in the state of Minas Gerais. The first is a public civil action filed by the municipality of Itabira in August 1996, alleging that Vale's iron ore operations in Itabira caused environmental, social, and alleged environmental degradation damages to the site, and requesting the immediate recovery of the affected ecological complex and the implementation of compensatory environmental programs in the region. In the second action, filed in September 1996, the municipality of Itabira claims the right to be reimbursed for expenses incurred in relation to public services provided as a result of mining activities. The damages claimed, updated since the date of the action, total R$2,850 (US$460 million) on December 31, 2024 (2023: R$2,538 (US$524 million)). Both actions are in the procedural instruction phase, and the Company has assessed the risk of loss as possible.

Environmental litigations – Public Civil Action of Maravilhas II and III and Forquilhas V

The Company is a party to public civil actions filed by the Public Prosecutor's Office of the State of Minas Gerais and the municipality of Jeceaba requesting the suspension of tailings disposal in the Maravilhas II and III dam (Vargem Grande complex) and Forquilhas V (Fábrica complex). The actions are ongoing, and evidence is awaited for subsequent judgment of the case. The Company considers the risk of loss to be possible. However, the amount of any losses resulting from the possible shutdown of these operations or compensation actions cannot be reliably estimated.

Environmental litigations – Proceeding related to the Tubarão Port

In July 2006, the National Association of Friends of the Environment (ANAMA) filed a class action against Vale, the State of Espírito Santo, the Environmental Institute of the State of Espírito Santo (IEMA), the Municipality of Vitória, the Federal Union, and the Brazilian Institute of Environment and Renewable Natural Resources (Ibama). ANAMA requested compensation for the pollution allegedly caused in the Metropolitan Region of the Municipality of Vitória and the suspension of the operating license. In 2018, the Company entered into an agreement that established investments to improve atmospheric emissions control at the Tubarão Port and pelletizing plants. This agreement should have halted the continuation of the lawsuit. However, despite the conclusions of the judicial technical evidence and the execution of the agreement, in November 2023, the court established that Vale should present additional technical evidence to assess the Company's contribution to the air quality of the metropolitan region of Vitória, in the state of Espírito Santo. The Company is defending these proceedings and considers the risk of loss to be possible. However, the amount of any losses resulting from the possible shutdown of these operations or compensation actions to prevent the suspension of the license cannot be reliably estimated.

86

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Environmental litigations – Stella Banner Accident

In December 2020, the Federal Public Prosecutor's Office (MPF) filed a public civil action against Vale seeking compensation for the alleged environmental damages and reimbursement of expenses incurred by public authorities. In April 2022, the MPF filed a criminal action before the Federal Court against the captain of the carrier, Polaris, and Vale, for the alleged crime of pollution through the unauthorized discharge of oily waste. In November 2023, the court accepted the complaint for the alleged crime of pollution through the discharge of oil into the sea. The Company is defending these proceedings and considers the risk of loss to be possible. However, it is not yet possible to reliably estimate the amount of a potential loss.

c) Judicial deposits

	Consolidated		Parent Company
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Tax litigations	2,096	2,495	2,045	2,383
Civil litigations	481	591	450	404
Labor litigations	681	718	653	689
Environmental litigations	68	57	60	56
Total	3,326	3,861	3,208	3,532

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$17.8 billion (US$2.9 billion) (December 31, 2023: R$13.2 billion (US$2.7 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

Accounting policy

A provision is recognized when there is a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made. The provision is recorded an expense in the income statement.

Provisions are recognized and subsequently measured at the best estimate of the expenditures required to settle the Company's obligation.

This obligation is updated based on the developments of the judicial process or interest accretion and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

Contingent assets are disclosed when the related economic benefits are probable and are only recognized in the financial statements in the period in which their realization is virtually certain.

Critical accounting estimates and judgments

Legal and administrative proceedings are contingent by nature, that is, it will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside of the Company’s control. Legal uncertainties involve the application of significant estimates and judgments by management regarding the potential outcomes of future events.

87

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

30. Employee benefits

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Payroll, related charges and other remunerations	30(a)	5,783	4,195	-	-
Share-based payment	30(b)	98	130	-	-
Employee post retirement obligation	30(c)	385	340	6,925	6,688
		6,266	4,665	6,925	6,688

				Parent Company
		Current liabilities		Non-current liabilities
	Notes	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Payroll, related charges and other remunerations	30(a)	3,743	3,173	-	-
Share-based payments	30(b)	46	71	-	-
Employee post retirement obligation	30(c)	136	123	2,205	2,620
		3,925	3,367	2,205	2,620

a)        Profit sharing program (“PLR”)

The Company recorded as cost of goods sold and services rendered and other operating expenses related to the profit sharing program R$3,304 (US$611 million), R$2,797 (US$557 million) and R$2,578 (US$499 million) for the years ended on December 31, 2024, 2023 and 2022, respectively.

Compensation Associated with ESG Performance Targets

Currently, the Company aligns the compensation programs with the business strategy and the objective of making Vale a safer company. Since 2020, the Company has been following new standards for executive compensation. For short-term compensation, at least 30% of performance targets are driven by ESG metrics and directly related to safety, risk management and sustainability targets.

b) Share-based payments

For the long-term incentive programs, the Company compensation plans includes Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market without any benefits being provided by Vale. If the shares acquired are held for a period of three years and the participants keep an employment relationship with Vale, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired by the executive.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2024 Program	2023 Program	2022 Program
Granted shares	2,244,659	1,330,503	1,437,588
Share price	60.05	81.82	95.87

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, during a three-year vesting cycle, an award equivalent to the market value of a certain number of common shares and conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR") and Environmental, Social and Governance ("ESG") metrics. It is comprised of 75% of TSR metrics and 25% of ESG indicators and health and safety.

88

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2024 Program	2023 Program	2022 Program
Granted shares	1,873,175	1,177,755	1,709,955
Date shares were granted	April 29, 2024	January 2, 2023	January 3, 2022
Share price	63.90	88.88	78.00
Expected volatility	35.60%	48.33%	39.00%
Expected term (in years)	3	3	3
Expected shareholder return indicator	66.95%	72,42%	51.20%
Expected performance factor	81.56%	69.17%	44.12%

c) Employee post retirement obligation

In Brazil, the management of the pension plans is the responsibility of Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”) - The Company's employees participating in Valia are associated, for the most part, with the Vale Mais plan, which has a defined benefit component (settled benefit from the former Defined Benefits Plan and specific benefit to cover death, disability retirement and sickness benefit) and defined contribution component (for programmable benefits). The Valiaprev plan is similar to the Vale Mais plan, with the exception of not having the benefit settled and the sickness benefit. Both Vale Mais and Valiaprev plans were overfunded as of December 31, 2024 and 2023.

Defined benefit plan (“Plano BD”) - The Plano BD is closed to new entrants since 2000, when the Vale Mais plan was implemented. It is a plan that has defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. It was overfunded as of December 31, 2024 and 2023 and the contributions made by the Company are not material.

“Abono complementação” benefit plan - The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia regular payments. The contributions made by the Company finished in 2014. The “Abono complementação” benefit was overfunded as of December 31, 2024 and 2023.

Other benefits - The Company sponsors medical plans for employees that meet specific criteria and for employees who use the “abono complementação” benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future obligations. As those benefits are related to health care plans they have nature of underfunded benefits, and are presented as underfunded plans as of December 31, 2024 and 2023.

The foreign plans are managed in accordance with their region. They are divided between plans in Canada, USA and UK. Pension plans in Canada are composed of a defined benefit and defined contribution component. Currently the defined benefit plans do not allow new entrants. The majority of foreign defined benefit plans are underfunded as of December 31, 2024 and 2023 and just two overfunded plans as of December 31, 2024 and 2023.

In December 2023, the Company entered into annuity contracts to transfer R$4,178 (US$836 million) of pension plan obligations and its associated assets. This transaction triggered a settlement and remeasurement of the pension plan, and as a result, the Company recognized a non-cash loss of R$25 (US$5 million) in the income statement as “Other expenses”, measured by the difference between the premium and the obligations transferred.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

89

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

i. Evolution of present value obligation

	Consolidated		Parent Company
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Benefit obligation as of December 31, 2022	26,828	8,690	13,740	2,960
Service costs	82	115	28	-
Interest costs	1,608	857	1,287	291
Benefits paid	(2,389)	(911)	(1,876)	(173)
Participant contributions	-	1	-	1
Effect of changes in the actuarial assumptions	2,336	873	2,082	120
Settlement	-	(4,178)	-	-
Transfer to assets held for sale	-	(199)	-	-
Translation adjustment	(611)	(277)	-	-
Other	14	10	-	-
Transfer	(5,998)	5,998	-	-
Benefit obligation as of December 31, 2023	21,870	10,979	15,261	3,199
Service costs	95	132	29	-
Past service Cost	(30)	21	-	-
Interest costs	1,598	686	1,255	286
Benefits paid	(2,740)	(836)	(2,167)	(253)
Effect of changes in the actuarial assumptions	(1,288)	(503)	(1,295)	(518)
Administrative cost and taxes	16	40	-	-
Translation adjustment	1,197	1,392	-	-
Benefit obligation as of December 31, 2024	20,718	11,911	13,083	2,714

ii. Evolution of assets fair value

	Consolidated		Parent Company
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Fair value of plan assets as of December 31, 2022	33,079	1,774	18,562	530
Interest income	2,140	422	1,763	51
Employer contributions	108	408	57	122
Participant contributions	-	1	-	1
Benefits paid	(2,389)	(911)	(1,876)	(173)
Return on plan assets (excluding interest income)	1,427	219	1,078	(75)
Settlement	-	(4,203)	-	-
Translation adjustment	(678)	(60)	-	-
Transfer	(6,300)	6,300	-	-
Fair value of plan assets as of December 31, 2023	27,387	3,950	19,584	456
Interest income	2,039	221	1,630	41
Employer contributions	101	453	76	136
Benefits paid	(2,740)	(836)	(2,167)	(253)
Return on plan assets (excluding interest income)	(1,552)	182	(2,021)	(7)
Translation adjustment	1,492	631	-	-
Fair value of plan assets as of December 31, 2024	26,727	4,601	17,102	373

90

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

iii. Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	Plans in Brazil
	December 31, 2024		December 31, 2023
Movements of assets ceiling	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	4,323	-	4,822	-
Interest income	356	-	473	-
Changes on asset ceiling	(660)	-	(972)	-
Balance at end of the year	4,019	-	4,323	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(13,083)	(2,714)	(15,261)	(3,198)
Fair value of assets	17,102	373	19,584	455
Effect of the asset ceiling	(4,019)	-	(4,323)	-
Liabilities	-	(2,341)	-	(2,743)

Current liabilities	-	(135)	-	(123)
Non-current liabilities	-	(2,206)	-	(2,620)
Liabilities	-	(2,341)	-	(2,743)

	Consolidated
	Foreign plan
	December 31, 2024		December 31, 2023
Movements of assets ceiling	Overfunded pension plans (i)	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	871	-	994	-
Interest income	47	-	42	7
Changes on asset ceiling and onerous liability	218	-	10	(138)
Translation adjustment	174	-	(46)	2
Transfer	-	-	(129)	129
Balance at end of the year	1,310	-	871	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(7,635)	(9,197)	(6,609)	(7,780)
Fair value of assets	9,625	4,228	7,803	3,495
Effect of the asset ceiling	(1,310)	-	(871)	-
Assets (liabilities)	680	(4,969)	323	(4,285)

Current liabilities	-	(250)	-	(217)
Non-current assets (liabilities)	680	(4,719)	323	(4,068)
Assets (liabilities)	680	(4,969)	323	(4,285)

91

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Total
	December 31, 2024		December 31, 2023
Movements of assets ceiling	Overfunded pension plans (i)	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	5,194	-	5,816	-
Interest income	403	-	515	7
Changes on asset ceiling	(442)	-	(962)	(138)
Translation adjustment	174	-	(46)	2
Transfer	-	-	(129)	129
Balance at end of the year	5,329	-	5,194	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(20,718)	(11,911)	(21,870)	(10,978)
Fair value of assets	26,727	4,601	27,387	3,950
Effect of the asset ceiling	(5,329)	-	(5,194)	-
Assets (liabilities)	680	(7,310)	323	(7,028)

Current liabilities	-	(385)	-	(340)
Non-current assets (liabilities)	680	(6,925)	323	(6,688)
Assets (liabilities)	680	(7,310)	323	(7,028)

	Parent Company
	Plans in Brazil
	December 31, 2024		December 31, 2023
Movements of assets ceiling	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	4,323	-	4,822	-
Interest income	356	-	473	-
Changes on asset ceiling	(660)	-	(972)	-
Balance at end of the year	4,019	-	4,323	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(13,083)	(2,714)	(15,261)	(3,198)
Fair value of assets	17,102	373	19,584	455
Effect of the asset ceiling	(4,019)	-	(4,323)	-
Liabilities	-	(2,341)	-	(2,743)

Current liabilities	-	(135)	-	(123)
Non-current liabilities	-	(2,206)	-	(2,620)
Liabilities	-	(2,341)	-	(2,743)

(i) The pension plan asset is recorded as “Other non-current assets” in the balance sheet.

iv. Costs recognized in the income statement

	Consolidated
	Year ended December 31,
	2024		2023		2022
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Service cost	95	132	82	115	230	275
Interest expense	1,598	686	1,608	857	1,680	512
Interest income	(2,039)	(221)	(2,140)	(422)	(2,133)	(92)
Others	(14)	36	14	55	-	-
Interest expense on effect of (asset ceiling)/ onerous liability	403		515	7	430	-
Total of cost, net	43	633	79	612	207	695

92

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Year ended December 31,
	2024		2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Service cost	29	-	28	-
Interest expense	1,255	286	1,287	291
Interest income	(1,630)	(41)	(1,763)	(51)
Interest expense on effect of (asset ceiling)/ onerous liability	356	-	473	-
Total of cost, net	10	245	25	240

v. Costs recognized in the statement of comprehensive income

	Consolidated
	Year ended December 31,
	2024		2023		2022
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	(612)	(332)	(653)	93	(525)	(1,476)
Effect of changes actuarial assumptions	1,288	503	(2,336)	(873)	4,010	2,314
Return on plan assets (excluding interest income)	(1,552)	182	1,427	219	(3,855)	(157)
Change of asset ceiling	442	-	962	138	(334)	-
Others	(9)	-	-	(40)	(12)	8
	169	685	53	(556)	(191)	2,165
Deferred income tax	(82)	(189)	(15)	187	59	(653)
Others comprehensive income	87	496	38	(369)	(132)	1,512
Translation adjustments	21	162	3	(56)	4	57
Accumulated other comprehensive income	(504)	326	(612)	(332)	(653)	93

	Parent Company
	Year ended December 31,
	2024		2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Balance at beginning of the year	(614)	(955)	(593)	(781)
Effect of changes actuarial assumptions	1,295	518	(2,082)	(120)
Return on plan assets (excluding interest income)	(2,021)	(7)	1,078	(75)
Change of asset ceiling	660	-	972	-
Others	8	-	-	(67)
	(58)	511	(32)	(262)
Deferred income tax	22	(174)	11	88
Others comprehensive income	(36)	337	(21)	(174)
Accumulated other comprehensive income	(650)	(618)	(614)	(955)

vi. Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This obligation is achieved by conducting audits and assessments of internal controls, which aim to mitigate operational market and credit risks. Risks are presented as follow:

Legal - Lawsuits: issuance of periodic reports to the audit and Board of Directors, including the lawyers' analysis of the chances of success (remote, probable or possible), focusing on the administrative decision on provisions. Promote and monitor adaptations to new legal obligations and monitor compliance with established legal obligations. Due diligence of third parties from the perspective of the Integrity Program.

Actuarial - The annual actuarial evaluation of the benefit plans comprises the assessment of taxes, income and adequacy of the costing plans. Technical study of compliance with the assumptions adopted in the actuarial evaluation of benefit plans prepared by an external actuary, in accordance with current legislation. Monitoring of biometric, demographic and economic-financial assumptions.

93

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Market – Technical allocation studies are carried out with the objective of evaluating investment portfolios of the different obligations of the plans and projecting the future result of these portfolios. Asset Liability Management studies are carried out for defined benefit type obligations (Asset Liability Management study), while for defined contribution type obligations there are efficient frontier studies (investment profiles) and glidepath (life cycles). Periodic monitoring of the plans' short-term market risk based on risk indicators (VaR - Value at Risk, Benchmark VaR, Maximum Drawdown, Stress Tests, among others).

Credit - Risk classification of securities from corporate and bank issuers based on quantitative and qualitative assessments of the credit risk of the issuer, the asset and its guarantees, from acquisition to maturity. This internal rating sensitizes provisions for credit risk losses, as well as verified defaults, in accordance with current legislation. Provisions for loan losses with participants are realized based on default verified in payments.

Liquidity - Technical study of the liquidity of plans with defined benefit obligations, focusing on the long term, whose objective is to verify the sufficiency of the assets in fulfilling the plan's obligations. Monitoring of short-term liquidity with a focus on cash available to meet plan obligations for the coming years. The defined contribution bond portfolios (investment profiles and life cycles) have assets available for sale at any time in normal market situations.

vii. Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, mortality and disability.

The economic and actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be analyzed accordingly. In the short term they may not be realized.

The following assumptions were adopted in the assessment:

	Brazil
	December 31, 2024		December 31, 2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Discount rate to determine benefit obligation	11,07% - 11,48%	11,07% - 12,12%	8,57% - 8,63%	8,59% - 10,15%
Nominal average rate to determine expense/ income	11,07% - 11,48%	12.12%	8,57% - 8,63%	10.15%
Nominal average rate of salary increase	3,50% - 5,57%	4.25%	3,08% - 4,94%	4.50%
Nominal average rate of benefit increase	3,50% - 4,02%	4.25%	3,08% - 3,60%	4.50%
Immediate health care cost trend rate	N/A	6.61%	N/A	6.17%
Ultimate health care cost trend rate	N/A	6.61%	N/A	6.17%
Nominal average rate of price inflation	3.50%	3,50% - 4,25%	3.08%	3,08% - 4,5%

	Foreign
	December 31, 2024		December 31, 2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Discount rate to determine benefit obligation	4.66%	4.66% - 4.72%	4.63%	4.63% - 4.64%
Nominal average rate to determine expense/ income	4.61%	4.61%	5.10%	5.10% - 5.14%
Nominal average rate of salary increase	3.10%	3.10%	3.31%	3.31%
Nominal average rate of benefit increase	3.00%	3.00%	3.00%	3.00%
Immediate health care cost trend rate	N/A	4.50%	N/A	4.85%
Ultimate health care cost trend rate	N/A	4.39%	N/A	4.49%
Nominal average rate of price inflation	2.08%	2.08%	2.08%	2.08%

For the sensitivity analysis, the Company applies the effect of 1.0% in nominal discount rate to the present value of the Company´s actuarial liability. The effects of this analysis on the Company´s actuarial liability and assumptions adopted are as follows:

94

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Brazil
	December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	12,320	2,612
Assumptions made	12.28%	12,45% - 13,12%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	13,953	3,037
Assumptions made	10.28%	10,45% - 11,12%

	Foreign
	December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits
Nominal discount rate - 1% increase
Actuarial liability adjusted for sensitivity test	6,954	8,055
Assumptions made	5.66%	5,66% - 5,72%

Nominal discount rate - 1% reduction
Actuarial liability adjusted for sensitivity test	8,447	10,427
Assumptions made	3.66%	3,66% - 3,72%

viii. Assets of pension plans

Brazilian plan assets as of December 31, 2024 and 2023 includes respectively (i) investments in a portfolio of Vale’s share and other instruments in the amount of R$145 (US$23 million) and R$157 (US$47 million), which are presented as “Investments funds – Equity” and (ii) Brazilian Federal Government securities in the amount of R$24,428 (US$3,945 million) and R$23,205 (US$4,793 million), which are presented as “Debt securities governments” and “Investments funds – Fixed” Foreign plan assets as of December 31, 2024 and 2023 includes Canadian Government securities in the amount of R$3,139 (US$507 million) and R$2,867 (US$592 million), respectively.

ix. Overfunded pension plans

Assets by category are as follows:

	Consolitaded
	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	173	-	173	-	67	-	67
Equity securities	427	-	-	427	1,266	-	-	1,266
Debt securities – Corporate	-	1,211	-	1,211	1	1,917	-	1,918
Debt securities – Government	15,613	1,728	-	17,341	18,464	1,746	-	20,210
Investments funds – Fixed Income	6,954	-	-	6,954	6,734	787	-	7,521
Investments funds – Equity	2,329	-	-	2,329	2,338	5	-	2,343
International investments	341	-	316	657	286	900	-	1,186
Structured investments - Private Equity funds	-	124	265	389	-	245	347	592
Real estate	-	-	1,310	1,310	-	-	1,140	1,140
Loans to participants	-	-	878	878	-	-	784	784
Other	-	-	5,722	5,722	-	-	907	907
Total	25,664	3,236	8,491	37,391	29,089	5,667	3,178	37,934
Funds not related to risk plans (i)				(10,664)				(10,547)
Fair value of plan assets at end of year				26,727				27,387

95

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-
Debt securities - Corporate	-	313	-	313	1	317	-	318
Debt securities - Government	15,582	-	-	15,582	18,184	-	-	18,184
Investments funds - Fixed Income	6,954	-	-	6,954	6,734	-	-	6,734
Investments funds - Equity	2,329	-		2,329	2,338	-	-	2,338
International investments	341	-		341	286	-	-	286
Structured investments - Private Equity funds	-	-	265	265	-	-	347	347
Structured investments - Real estate funds	-	-	-	-	-	-	-	-
Real estate	-	-	1,106	1,106	-	-	1,140	1,140
Loans to participants	-	-	878	878	-	-	784	784
Total	25,206	313	2,249	27,768	27,543	317	2,271	30,131
Funds not related to risk plans (i)				(10,666)				(10,547)
Fair value of plan assets at end of year				17,102				19,584

(i) Financial investments not related to coverage of overfunded pension plans. Funds are related to the Company´s unconsolidated entities and former employees.

Measurement of overfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Consolitaded
	Private equity funds	International investments	Real estate funds	Real estate	Loans to participants	Others	Total
Balance as of December 31, 2022	1,255	-	14	1,527	665	-	3,461
Return on plan assets	26	-	(1)	44	112	-	181
Assets purchases	53	-	-	39	1,055	-	1,147
Assets sold during the year	(30)	-	(13)	(78)	(1,048)	-	(1,169)
Translation adjustment	(42)	-	-	(20)	-	-	(62)
Transfer between overfunded and underfunded pension plans	(290)	-	-	(90)	-	-	(380)
Balance as of December 31, 2023	972	-	-	1,422	784	-	3,178
Transfer	(696)	696	-	-	-	-	-
Return on plan assets	(65)	(372)	-	(104)	125	-	(416)
Assets purchases	1	-	-	18	332	-	351
Assets sold during the year	(18)	-	-	(62)	(363)	-	(443)
Translation adjustment	71	(8)	-	36	-	740	839
Transfer between overfunded and underfunded pension plans	-	-	-	-	-	4,982	4,982
Balance as of December 31, 2024	265	316	-	1,310	878	5,722	8,491

96

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

					Parent Company
	Private equity funds	Real estate funds	Real estate	Loans to participants	Total
Balance as of December 31, 2022	378	14	1,156	665	2,213
Return on plan assets	(24)	(1)	44	112	131
Assets purchases	13	-	19	1,055	1,087
Assets sold during the year	(20)	(13)	(79)	(1,048)	(1,160)
Balance as of December 31, 2023	347	-	1,140	784	2,271
Return on plan assets	(65)	-	10	125	70
Assets purchases	1	-	18	332	351
Assets sold during the year	(18)	-	(62)	(363)	(443)
Balance as of December 31, 2024	265	-	1,106	878	2,249

x.	Underfunded pension plans

Assets by category are as follows:

	Consolidated
	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	50	-	50	-	27	-	27
Equity securities	552	-	-	552	545	2	-	547
Debt securities - Corporate	-	707	-	707	-	1,040	-	1,040
Debt securities - Government	123	1,337	-	1,460	289	725	-	1,014
Investments funds - Fixed Income	261	-	-	261	198	-	-	198
Investments funds - Equity	-	6	-	6	39	56	-	95
International investments	-	-	409	409	-	-	-	-
Structured investments - Private Equity funds	-	161	2	163	-	-	266	266
Real estate	-	-	268	268	-	-	129	129
Loans to participants	-	-	7	7	-	-	6	6
Others	-	-	718	718	-	-	634	634
Total	936	2,261	1,404	4,601	1,071	1,850	1,035	3,956

	Parent Company
	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	-	-	-	-	-	-	-	-
Equity securities	13	-	-	13	19	-	-	19
Debt securities - Corporate	-	1	-	1	-	2	-	2
Debt securities - Government	80	-	-	80	173	-	-	173
Investments funds - Fixed Income	261	-	-	261	198	-	-	198
Investments funds - Equity	-	-	-	-	39	-	-	39
Structured investments - Private Equity funds	-	-	2	2	-	-	5	5
Real estate	-	-	8	8	-	-	13	13
Loans to participants	-	-	7	7	-	-	6	6
Others	-	-	-	-	-	-	-	-
Total	354	1	17	372	429	2	24	455

97

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Measurement of underfunded plan assets at fair value with no observable market variables (level 3) are as follows:

	Consolidated
	Private equity funds	International investments	Equity pool	Real estate	Loans to participants	Others	Total
Balance as of December 31, 2022	42	-	2	32	8	651	735
Return on plan assets	20	-	(2)	-	(2)	15	31
Assets purchases	15	-	-	-	-	-	15
Assets sold during the year	(95)	-	-	6	-	-	(89)
Translation adjustment	(6)	-	-	1	-	(32)	(37)
Transfer between surplus and deficit plans	290	-	-	90	-	-	380
Balance as of December 31, 2023	266	-	-	129	6	634	1,035
Transfer	(291)	291	-	-	-	-	-
Return on plan assets	-	92	-	108	1	(22)	179
Assets sold during the year	(3)	-	-	(5)	-	-	(8)
Translation adjustment	30	26	-	36	-	106	198
Balance as of December 31, 2024	2	409	-	268	7	718	1,404

				Parent Company
	Private equity funds	Real estate	Loans to participants	Total
Balance as of December 31, 2022	5	16	8	29
Return on plan assets	-	-	(2)	(2)
Assets purchases	-	(3)	-	(3)
Balance as of December 31, 2023	5	13	6	24
Return on plan assets	-	-	1	1
Assets sold during the year	(3)	(5)	-	(8)
Balance as of December 31, 2024	2	8	7	17

xi. Disbursement of future cash flow

Vale expects to disburse R$329 (US$53 million) in 2025 in relation to pension plans and other benefits.

xii. Expected benefit payments

The expected benefit payments, which reflect future services, are as follows:

	Consolidated
	Overfunded pension plans	Underfunded pension plans and other benefits
2025	1,376	288
2026	1,390	298
2027	1,401	305
2028	1,410	309
2029	1,415	318
2030 and thereafter	7,032	1,704

98

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Overfunded pension plans	Underfunded pension plans and other benefits
2025	1,376	261
2026	1,390	272
2027	1,401	280
2028	1,410	285
2029	1,415	295
2030 and thereafter	7,032	1,600

Accounting policy

Employee benefits

i. Current benefits – wages, vacations and related taxes

Payments of benefits such as wages or accrued vacation, as well the related social security taxes over those benefits are recognized monthly in income, on an accrual basis.

ii. Current benefits – profit sharing program

The Company has the Annual Incentive Program (AIP) based on Team and business unit’s contribution and Company-wide performance through operational cash generation. The Company makes an accrual based on evaluation periodic of goals achieved and Company result, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The accrual is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii. Non-current benefits – share-based payments

The Company has established a procedure for awarding certain eligible executives (Matching and Performance Share Unit (“PSU”) Programs) with the goal of encouraging employee retention and optimum performance. Share-based long-term compensation programs are equity-settled, under which the Company receives employee services as consideration for equity instruments. The fair value of employee services received in exchange for the grant of options is recognized as an expense. The total amount of expenses is recognized during the period in which the right is acquired; period during which the specific vesting conditions are met.

iv. Non-current benefits – pension costs and other post retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company's obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled into these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the statement of financial position represents the present value of the defined benefit obligation as of that date, less the fair value of plan assets. The Company recognized in the income statement the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For overfunded plans, the Company recognizes the net defined benefit assets limited to the present value of the economic benefits available as refunds or reductions in future contributions, considering minimum funding requirements applicable. For underfunded plans, the Company recognizes net defined benefit liabilities. The gain or loss on recognition/remeasurement of these net assets/liabilities are recognized in income statement or in comprehensive income, when arising from the actuarial valuation..

99

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Critical accounting estimates and judgments

Post retirement benefits for employees - The amounts recognized depend on several factors that are determined based on actuarial calculations using various assumptions in order to determine costs and liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries review the assumptions that will be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and the future values of estimated cash outflows, which are recorded in the plan obligations.

31. Equity

a)       Share capital

As of December 31, 2024, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	December 31, 2024
Shareholders	Common shares	Golden shares	Total
Previ (i)	397,061,482	-	397,061,482
Mitsui&co (i)	286,347,055	-	286,347,055
Blackrock, Inc (ii)	289,063,618	-	289,063,618
Total shareholders with more than 5% of capital (i)	972,472,155	-	972,472,155
Free floating	3,296,247,846	-	3,296,247,846
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,268,720,001	12	4,268,720,013
Shares in treasury	270,287,567	-	270,287,567
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in Blackrock, Inc.’s Schedule 13G/A, filed with the SEC.

b) Cancelation of treasury shares

During 2023 and 2022, the Board of Directors approved cancellations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital, as shown below. The effects were transferred in shareholders' equity as "Treasury shares cancelled", between the "Revenue reserve" and "Treasury shares". There were no shares cancelations in 2024.

	Number of canceled shares	Carrying amount
Cancelation approved on March 2, 2023	239,881,683	21,397
Year ended December 31, 2023	239,881,683	21,397

Cancelation approved on February 24, 2022	133,418,347	14,589
Cancellation approved on July 28, 2022	220,150,800	19,466
Year ended December 31, 2022	353,569,147	34,055

100

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)	Share buyback program

On February 19, 2025 (subsequent event), the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program.

In 2023 and 2022, the Board of Directors approved shares buyback programs for Vale’s shares, as described below:

	Total of shares repurchased			Effect on cash flows
	Year ended December 31,
	2024	2023	2022	2024	2023	2022
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	18,251,159	1,500,000	-	1,204	109	-
Acquired by wholly owned subsidiaries	12,672,414	1,500,000	-	850	110	-
	30,923,573	3,000,000	-	2,054	219	-

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	-	93,638,352	87,779,900	-	6,906	7,114
Acquired by wholly owned subsidiaries	-	88,058,750	90,847,177	-	6,468	7,301
	-	181,697,102	178,627,077	-	13,374	14,415

Shares buyback program up to 470,000,000 shares (iii)
Acquired by Parent	-	-	81,855,600	-	-	7,467
Acquired by wholly owned subsidiaries	-	-	96,959,900	-	-	8,758
	-	-	178,815,500	-	-	16,225

Shares buyback program	30,923,573	184,697,102	357,442,577	2,054	13,593	30,640

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

(ii) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs, with a term of 18 months.

(iii) On April 1, 2021, the Board of Directors approved the common shares buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. In continuation of the previous program, the Board of Directors approved a new share repurchase program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs ended in 2022.

d) Profit distribution

	2024	2023	2022
Net income of the year	31,592	39,940	95,924
Appropriation to legal reserve (i)	-	-	(1,387)
Appropriation to tax incentive reserve	(2,009)	(4,505)	(5,818)
Net income after appropriations to legal reserve and tax incentive reserve	29,583	35,435	(88,719)

Minimum remuneration to shareholders (ii)	8,701	10,422	23,428

Additional Shareholders’ remuneration
According to shareholder remuneration policy (iii)	8,740	9,577	2,265
Additional remuneration from the net income for the year (iv)	2,864	10,033	-

Total remuneration to shareholders	20,305	30,032	25,693
Appropriation to statutory reserve	9,278	5,403	44,359
Appropriation to retained earnings reserve	-	-	18,667

(i) In 2022, the limit of 20% of the share capital for the constitution of the legal reserve was reached, in accordance with article 193 of Law 6,404 and article 39 of the Company's Bylaws.

(ii) Mandatory minimum remuneration corresponding to 25% of the net income after appropriations to legal reserve and tax incentive reserve. according to Vale S.A.’s by-laws.

(iii) According to the Company's shareholder remuneration policy, minimum remuneration to Vale S.A. shareholders is calculated based on 30% of the adjusted EBITDA (as defined in note 5) less sustaining capital investments, which represented R$24,766 (US$4,538 million) (2023: R$21,232 (US$4,269 million) and 2022: R$20,222 (US$3,897 million)) for the year ended December 31, 2024. Therefore, the additional remuneration to comply with the policy was R$8,740 (US$1,394 million).

101

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(iv) In addition, the Company approved dividends beyond the policy calculation in the amount of R$2,864 (US$500 million), totaling R$20,305 (US$3,592 million) in remuneration to shareholders for the year ended December 31, 2024.

Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On February 19, 2025 (subsequent event), the Board of Directors approved dividends to shareholders in the total amount of R$9,143 (US$1,596 million), approved as additional remuneration. The payment is expected by March 2025.

•	On November 28, 2024, the Board of Directors approved interest on equity to shareholders in the amount of R$2,222 (US$375 million), which will be paid in March 2025 as remuneration for the year ending December 31, 2024.

•	On July 25, 2024, the Board of Directors approved interest on capital to its shareholders in the total amount of R$8,940 (US$1,608 million), as an anticipation of the remuneration for the year ended December 31, 2024. This remuneration was fully paid in September 2024.

•	On February 22, 2024, the Board of Directors has approved remuneration to shareholders in the total amount of R$11,722 (US$2,364 million). The total amount was approved as dividends and recorded in equity as “Additional remuneration reserve”. The payment was fully paid in March 2024.

•	On October 26, 2023, the Board of Directors approved an additional remuneration to its shareholders in the amount of R$10,033 (US$2,000 million) as an anticipation of the shareholders remuneration for the year ending December 31, 2023, of which R$3,295 (US$657 million) was approved as interest on capital and R$6,738 (US$1,343 million) as dividends. The payment of this remuneration was fully paid in December 2023.

•	On July 27, 2023, the Board of Directors approved interest on capital to its shareholders in the amount of R$8,277 (US$1,744 million) as an anticipation of remuneration for the year ended December 31, 2023. The payment of this remuneration was fully paid in September 2023.

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of R$8,130 (US$1,569 million), of which R$5,865 (US$1,132 million) is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and R$2,265 (US$437 million) as an additional remuneration, recorded in equity as “Additional remuneration reserve”. The payment of this remuneration was fully paid in March 2023.

•	On December 1, 2022, the Board of Directors approved interest on capital to shareholders in the amount of R$1,319 (US$254 million), as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. The payment of this remuneration was fully paid in March 2023.

•	On July 28, 2022, the Board of Directors approved the remuneration to shareholders in the amount of R$16,243 (US$3,000 million), which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. The payment of this remuneration was fully paid in September 2022.

•	On February 24, 2022, the Board of Directors approved the remuneration to shareholders in the amount of R$17,849 (US$3,500 million) as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. The payment of this remuneration was fully paid in March 2022.

102

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Profit reserves

	Legal reserve	Tax incentive reserve	Statutory reserve	Retained earnings reserve	Additional remuneration reserve	Total of profit reserves
Balance as of December 31, 2021	14,072	17,206	38,494	-	17,849	87,621
Allocation of income	1,387	5,818	44,359	18,667	2,265	72,496
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(17,849)	(17,849)
Treasury shares cancellation	-	-	(34,055)	-	-	(34,055)
Transfer of reserves	-	16	(16)	-	-	-
Balance as of December 31, 2022	15,459	23,040	48,782	18,667	2,265	108,213
Allocation of income	-	4,505	5,403	-	11,722	21,630
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(2,265)	(2,265)
Treasury shares cancellation	-	-	(21,397)	-	-	(21,397)
Balance as of December 31, 2023	15,459	27,545	32,788	18,667	11,722	106,181
Allocation of income	-	2,009	9,278	-	9,143	20,430
Deliberated dividends and interest on capital of Vale's shareholders	-	-	-	-	(11,722)	(11,722)
Balance as of December 31, 2024	15,459	29,554	42,066	18,667	9,143	114,889

Legal reserve - Is a legal requirement for Brazilian public companies to retain 5% of the annual net income up to 20% of the capital. The reserve can only be used to compensate losses or to increase capital. The reserve can only be used to absorb losses or to increase capital. In 2022, the limit of 20% of the share capital for the constitution of the legal reserve was reached, in accordance with article 193 of Law No. 6,404 and article 39 of the Company's Bylaws.

Tax incentive reserve - Results from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives.

Statutory reserve - Aims to ensure the maintenance and development of the main activities that comprise the Company’s operations and to retain budgeted capital for investments. Based on the Company’s by-laws, this reserve is capped to 50% of the annual distributable net income, up to the amount of the share capital.

Retained earnings reserve – It is intended to be used in investments for capital expenditures as allowed by the Brazilian Corporate Law.

Additional remuneration reserve - Results from the remuneration proposed by Management that exceeds the mandatory minimum remuneration of 25% of the adjusted net income.

Accounting policy

Share capital and treasury shares - The Company holds shares in treasury for a future sale, cancellation or for the payment of the executives' long-term compensation programs. These shares are recognized in a specific account as a reduction of equity to the acquisition value and maintained at the cost of the transaction. Incremental costs directly attributable to the issue of new shares or options are recognized in equity as a deduction from the amount raised, net of taxes.

Shareholder’s remuneration - The shareholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum mandatory remuneration approved by the by-laws shall only be recognized in current liabilities on the date that is approved by shareholders.

The Company is permitted to distribute interest attributable to equity. The calculation is based on the equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of the net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the shareholders relative to the interest distribution.

Under Brazilian law, interest attributed to equity is considered as part of the annual minimum mandatory dividend. This notional interest distribution is treated for accounting purposes as a deduction from equity in a manner similar to a dividend and the tax deductibility recorded in the income statement.

103

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

32. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Year ended December 31,
	2024		2023		2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	484	-	-	2,231	-	(14)
Aliança Geração de Energia S.A.	-	(323)	-	-	(627)	-	-	(625)	-
Pelletizing companies (i)	-	(1,661)	(139)	-	(1,132)	(194)	-	(1,733)	(173)
MRS Logística S.A.	-	(2,311)	-	-	(2,246)	-	6	(2,039)	-
Norte Energia S.A.	1	(357)	-	-	(532)	-	-	(695)	-
Other	156	(412)	(15)	157	(50)	4	210	(42)	(2)
	157	(5,064)	(154)	641	(4,587)	(190)	2,447	(5,134)	(189)
Associates
VLI	1,933	(140)	(13)	1,598	(146)	(13)	1,487	(133)	(12)
PTVI	-	(2,265)	-	-	-		-	-	-
Other	-	(8)	16	-	(5)	1	6	(3)	(6)
	1,933	(2,413)	3	1,598	(151)	(12)	1,493	(136)	(18)
Shareholders
Cosan	18	(18)	-	52	(56)	-	-	-	-
Bradesco	-	-	(2,287)	-	-	1,018	-	-	2,029
Mitsui	1,340	-	-	1,393	-	-	2,151	-	-
Banco do Brasil	-	-	8	-	-	2	-	-	14
	1,358	(18)	(2,279)	1,445	(56)	1,020	2,151	-	2,043
Total	3,448	(7,495)	(2,430)	3,684	(4,794)	818	6,091	(5,270)	1,836

104

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Year ended December 31,
	2024	2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	120,251	-	(2,641)	115,960	-	(7,204)
Other	173	(929)	(305)	219	(937)	(398)
	120,424	(929)	(2,946)	116,179	(937)	(7,602)
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	484	-	-
Aliança Geração de Energia S.A.	-	(323)	-	-	(627)	-
Pelletizing companies (i)	-	(1,661)	(40)	-	(1,132)	(43)
MRS Logística S.A.	-	(2,311)	-	-	(2,246)	-
Norte Energia S.A.	1	(357)	-	-	(532)	-
Other	156	(35)	(15)	157	(50)	3
	157	(4,687)	(55)	641	(4,587)	(40)
Associates
VLI	1,933	(93)	(13)	1,598	(137)	(13)
Other	-	(2)	16	-	-	1
	1,933	(95)	3	1,598	(137)	(12)
Shareholders
Cosan	14	(18)	-	52	(51)	-
Bradesco	-	-	(2,301)	-	-	1,007
Banco do Brasil	-	-	4	-	-	1
	14	(18)	(2,297)	52	(51)	1,008
Total	122,528	(5,729)	(5,295)	118,470	(5,712)	(6,646)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b)       Outstanding balances with related parties

	Consolidated
	Assets
	December 31, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	-	-	210	-	-	130
MRS Logística S.A.	-	79	201	-	79	166
Other	-	28	2	-	18	210
	-	107	413	-	97	506
Associates
VLI	-	119	-	-	222	-
PTVI	-	3	-	-	-	-
Other	-	2	8	-	-	7
	-	124	8	-	222	7
Shareholders
Cosan	-	16	-	-	4	-
Bradesco	1,616	-	100	852	-	1,516
Banco do Brasil	134	-	-	282	-	-
Mitsui	-	41	-	-	26	-
	1,750	57	100	1,134	30	1,516
Pension plan	-	97	-	-	79	-
Total	1,750	385	521	1,134	428	2,029

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

105

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Liabilities
	December 31, 2024		December 31, 2023
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	304	1,803	247	1,404
MRS Logística S.A.	198	-	232	-
Other	412	-	188	-
	914	1,803	667	1,404
Associates
VLI	11	292	6	286
PTVI	414	-	-	-
Other	10	1	21	-
	435	293	27	286
Shareholders
Cosan	5	-	5	-
Bradesco	-	1,008	-	109
Mitsui	-	-	-	-
	5	1,008	5	109
Pension plan	66	-	66	-
Total	1,420	3,104	765	1,799

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

		Parent Company
		Assets
		December 31, 2024				December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	-	24,768	-	-	34,073	-
Minerações Brasileiras Reunidas S.A.	-	-	285	-	-	652
Salobo Metais	-	1,165	-	-	1,211	2,266
Other	-	58	185	-	81	122
	-	25,991	470	-	35,365	3,040
Joint Ventures
Pelletizing companies (i)	-	-	210	-	-	130
MRS Logistica S.A.	-	79	38	-	79	31
Other	-	28	2	-	18	210
	-	107	250	-	97	371
Associates
VLI	-	119	-	-	222	-
Other	-	2	8	-	3	7
	-	121	8	-	225	7
Shareholders
Cosan	-	13	-	-	4	-
Bradesco	945	-	100	477	-	1,516
Banco do Brasil	38	-	-	115	-	-
	983	13	100	592	4	1,516
Pension Plan	-	97	-	-	79	-
Total	983	26,329	828	592	35,770	4,934

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

106

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Liabilities
	December 31, 2024			December 31, 2023
	Supplier and contractors	Loans	Financial instruments and other liabilities	Supplier and contractors	Loans	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	-	73,707	5,923	-	64,820	4,695
Minerações Brasileiras Reunidas S.A.	-	-	-	-	-	-
Salobo Metais	9		135	9		136
Other	205	-	3,518	152	-	3,851
	214	73,707	9,576	161	64,820	8,682
Joint Ventures
Pelletizing companies (i)	304	-	-	247	-	-
MRS Logística S.A.	198	-	-	232	-	-
Other	90	-	-	146	-	-
	592	-	-	625	-	-
Associates
VLI	10	-	292	5	-	286
Other	9	-	1	17	-	-
	19	-	293	22	-	286
Shareholders
Cosan	2	-	-	4	-	-
Bradesco		-	1,008	-	-	109
Mitsui	-	-	-	-	-	-
	2	-	1,008	4	-	109
Pension plan	61	-	-	61	-	-
Total	888	73,707	10,877	873	64,820	9,077

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c)       Key management personnel compensation

	Year ended December 31,
	2024	2023	2022
Short-term benefits
Wages	53	54	54
Direct and indirect benefits	7	7	8
Profit sharing program (“PLR”)	57	53	60
	117	114	122
Long-term benefits
Shares based	57	68	95

Severance	18	10	10
	192	192	227

107

Notes to the Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

33. Commitments and guarantee

a) Commitments

	December 31, 2024	December 31, 2023
Purchase of raw materials and services	39,761	34,095
Purchase of energy	10,943	13,592
	50,704	47,687

Commitments arise mainly from contracts for the acquisition of fuel and power and the purchase of raw materials and services. They represent the minimum required and non-cancelable payments related to contractual obligations.

b) Guarantee

	December 31, 2024			December 31, 2023
	Guarantee	Restricted cash	Liability (i)	Guarantee	Restricted cash	Liability (i)
Associates and joint ventures	1,299	-	1	1,325	-	1
Assets retirement obligations	6,756	-	-	4,408	-	-
	8,055	-	1	5,733	-	1

(i) The fair value of these financial guarantees is recorded as “Other financial liabilities” (note 15).

Guarantees for associates and joint ventures - The Company has issued financial guarantees to certain associates and joint ventures to the extent of its direct and indirect ownership interest. In March 2023, the Company concluded the sale of its interest in CSP and derecognized the financial liability related to the guarantee granted by the Company (note 17h). In 2022, the Company recognized a gain of R$2,488 (US$481 million) in the result as “other financial items, net” due to the improvement in the credit rating of the associates (note 7).

Guarantees related to asset retirement obligations - The Company has financial guarantees provided for the asset retirement obligations of its energy transition metals operations in Canada. In addition, for Indonesia, Vale has bank deposits to guarantee asset retirement obligations.

Fixed assets given as guarantee for loans and financing - The securities issued through Vale’s wholly owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale and no other subsidiary of the Parent Company guarantees those securities.

Accounting policy

Power Purchase Agreements (“PPAs”) - The Company holds PPAs that were entered into and continue to be held for own use. As such, these contracts fall outside the scope of IFRS 9 – Financial Instruments. These PPAs are accounted for as executory contracts and are recorded as energy is received.

108

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 19, 2025		Director of Investor Relations